Use these links to rapidly review the document
Table of Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 28, 2005

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

Enclosures:

  1.
  Nokia Corporation, Proxy Material for registered ADR Holders for Annual General Meeting on April 7, 2005

THE ENCLOSED MATERIALS ARE TIME SENSITIVE. VOTING CARDS MUST BE RECEIVED FROM ADR HOLDERS BEFORE 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 21, 2005, WHICH IS THE VOTING DEADLINE.

NOKIA CORPORATION
Proxy Material for

Annual General Meeting

On April 7, 2005 at 3 P.M. (Helsinki Time)

At Hartwall Areena
Veturitie 13, Helsinki, Finland

Materials Enclosed:
Depositary's Notice of Annual General Meeting of Nokia Corporation
Questions and Answers on the Voting Process
Nokia Corporation's Notice of Annual General Meeting
Questions and Answers on the Notice and Agenda of Annual General Meeting
Nokia's Corporate Governance and Nomination Committee's proposal on the composition of the Board of Directors of Nokia Corporation
Voting Card
Annual Accounts (prepared under IAS) of Nokia Corporation
Delivery of Shareholder Documents

* For registered ADR Holders only.

Depositary's Notice of
Annual General Meeting of
Nokia Corporation

ADSs:	American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs").
ADS CUSIP No.:	654902204.
Deposited Securities:	Shares, par value 0.06 euro each, of Nokia Corporation (the "Company").
ADS Ratio:	1 Share to 1 ADS.
Depositary:	Citibank, N.A.
Deposit Agreement:
Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended from time to time, by and among the Depositary, the Company and the Holders from time to time of ADRs evidencing ADSs issued thereunder.
TIMETABLE
February 2, 2005	ADS Record Date Date on which ADR Holders are required to be record holders of the Company's ADSs in order to receive proxy material.
March 21, 2005 5:00 P.M. (New York City time)
Voting Deadline
Date and time on which ADR Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.
March 25, 2005	Reconciliation of Voting Position Any transfers between March 22 and close of business on March 25 will be reconciled for the correct voting position as of the Finnish Record Date.
March 28, 2005	Finnish Record Date Date on which ADR Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.
April 7, 2005 3:00 P.M. (Helsinki time)	Meeting Date Date on which the Company will hold its Annual General Meeting 2005 (the "Meeting").

A RECORD HOLDER OF THE COMPANY'S ADSs AS OF THE CLOSE OF BUSINESS ON MARCH 25, 2005 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGES 4 AND 10 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS AND THE AGENDA ITEMS OF THE MEETING.

THE ANNUAL ACCOUNTS (PREPARED UNDER IAS), THE PROPOSALS BY THE BOARD OF DIRECTORS OF THE COMPANY TO THE AGM AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING ARE AVAILABLE AT http://www.nokia.com/agm AND http://www.citibank.com/adr

(click on "Nokia AGM"). NOKIA'S FORM 20-F ANNUAL REPORT FOR 2004 WILL BE MADE AVAILABLE ON THE SAME WEBSITE WHEN FILED.

If you are a registered holder of ADSs, Nokia's Annual Accounts (prepared under IAS) for 2004 is among the enclosed materials. In addition, Nokia's Form 20-F Annual Report for 2004 will be mailed to you when filed. If you are a beneficial holder of ADSs, you are advised to either access the annual accounts and later Nokia's Form 20-F Annual Report through the Internet, or to request a hard copy from Nokia Investor Relations US Main Office, please call 1-914-368-0555.

The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are four alternative ways for voting:

a)
Through the Internet: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•
Access the World Wide Web site: http://www.citibank.com/adr;

•
Click on "Investors" and then click on "Voting by Internet";

•
Input the number in the grey shaded box (located on the bottom portion of your Voting Card); and

•
Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

b)
On the Telephone: if you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, follow these instructions:

•
Call the telephone voting access number: 1-877-779-8683;

•
Enter the number in the grey shaded box (located on the bottom portion of your Voting Card); and

•
Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

c)
By Mailing the Voting Card, please

•
Complete all of the required information on the Voting Card;

•
Sign the Voting Card; and

•
Return the Voting Card by the Voting Deadline to Citibank, N.A., P.O. Box 8527, Edison, New Jersey 08818-9395.

If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)
Moreover, you may attend the Meeting in person in Helsinki, Finland. Please see the instructions in the attached Questions and Answers.

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

  •
  Certifying that you are a record holder of ADSs as of the close of business on March 25, 2005;

3

  •
  Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of March 28, 2005;

  •
  Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and

  •
  Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that, in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

You may also find additional information on the Internet pages http://www.citibank.com/adr.

* * * * * * * * * *
Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

4

Questions and Answers

Which ADR Holders are entitled to vote?

ADR Holders who are record holders of the Company's ADSs on the ADS Record Date of February 2, 2005 will receive the proxy material. Those ADR Holders who are record holders of the Company's ADSs as of the close of business on March 25, 2005 are entitled to vote at the Meeting, although their voting position will be reconciled as of the Finnish Record Date March 28, 2005.

How does an ADR Holder vote?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you may vote at the Meeting either through the Internet, on the telephone, by the Voting Card sent via mail or by attending the Meeting in person by following the instructions provided in this proxy booklet.

ADR Holder holding his/her ADSs through a custodian, broker or other agent.

If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote at the Meeting, refer to information provided by your agent.

How can I vote through the Internet?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote through the Internet by accessing the Citibank World Wide Web site http://www.citibank.com/adr. Click on "Investors"and then on "Voting by Internet", input the number in the grey shaded box (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 21, 2005. If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote through the Internet, refer to information provided by your agent.

How can I vote on the telephone?

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, you can vote over the telephone by calling: 1-877-779-8683. Input the number in the grey shaded box (located on the bottom portion of your Voting Card) and complete the Voting Instructions by the Voting Deadline of March 21, 2005. If you hold your ADSs through a custodian, broker or other agent, you should, in order to vote on the telephone, refer to information provided by your agent.

How can I vote by Voting Card sent via mail?

As an ADR Holder you can also vote by completing the enclosed Voting Card, signing it and returning it to the Depositary in the envelope provided herewith, by the Voting Deadline of March 21, 2005. If you hold your ADSs through a custodian, broker or other agent, you may have additional delivery instructions.

5

How can I vote by attending the Meeting in person?

As an ADR Holder you can vote in person at the Meeting in Helsinki, Finland by temporarily becoming a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of March 28, 2005 and by notifying the Company of your intention to attend the Meeting in person.

If you wish to become a direct and registered shareholder of the Company and attend the Meeting in person, please:

  (i)
  contact and instruct (if you are a registered ADR Holder) or have your agent contact and instruct (if you hold your ADSs through a custodian, broker or other agent) Citibank's ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) by the Voting Deadline of March 21, 2005, to register you temporarily as a direct and registered shareholder on the Register of Shareholders of the Company as of the Finnish Record Date of March 28, 2005; and

  (ii)
  contact the Company to give notice of your attendance at the Meeting no later than April 1, 2005, as indicated in the Company's Notice of Annual General Meeting on pages 8-9 of this proxy booklet.

If you wish to authorize your own representative to attend the Meeting in person on your behalf, you must, in addition to following the requirements set forth above, issue a dated and signed proxy to him/her. The proxy should be received at the Register of Shareholders of the Company no later than April 1, 2005, as indicated in the Company's Notice of Annual General Meeting on pages 8 and 9 of this booklet.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company ten days prior to the Meeting, i.e. on the Finnish Record Date of March 28, 2005, in order to be entitled to vote at the Meeting. This means that although you have voted correctly before 5:00 P.M. on March 21, 2005, your voting position will be reconciled as of the Finnish Record Date.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company's ADSs as of the close of business on March 25, 2005, and you have provided your voting instructions to the Depositary as instructed in this proxy booklet, you will be automatically recorded on the Register on a temporary basis.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company's ADSs as of the close of business on March 25, 2005 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADR Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of March 28, 2005.

What is the temporary recording of the Deposited Securities on the Company's Register of Shareholders and why is it required?

As mentioned above, only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date of March 28, 2005, may vote at the Meeting. As an ADR Holder, in the normal course, your Deposited Securities are registered on the Register of Shareholders of the Company in the name of Citibank's local custodian. For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank's local custodian's

6

name to your name on the Register of Shareholders of the Company as of the Finnish Record Date. This is done temporarily for the purpose of voting at the Meeting only.

What happens if the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card are incompletely executed? What must the Internet Voting Instructions, the Telephone Voting Instructions or the Voting Card contain in order to be completely executed?

If you do not provide all the information requested in the Internet Voting Instructions, the Telephone Voting Instructions, or the Voting Card, your votes will not be counted.

The following information (included in your Internet Voting Instructions, Telephone Voting Instructions or on your Voting Card) is required for the votes to be counted:

  •
  Signature (only applicable for written instructions);

  •
  Address;

  •
  Number of Deposited Shares held; and

  •
  Account number.

The address and account number must be provided for the "beneficial owner"—the person or corporate entity (ex. corporation, partnership, etc.) owning the beneficial interest in the ADR.

If a broker, custodian or other agent signs for his/her client (who is the beneficial owner of the ADSs), such agent must give the name and address for the beneficial owner (if an individual), and provide some evidence to the Depositary that it has the full authority to vote on behalf of the beneficial owner of the ADSs. Brokers, custodians or other agents fulfilling these requirements should also fill in the "Agent Authorization Form" provided to them separately.

How do I vote for the election of the members of the Board of Directors?

You can (i) vote "FOR" the election of all nominees, (ii) "WITHHOLD" your vote from all nominees; or (iii) WITHHOLD your vote from certain nominees. In the event that you wish to vote for some but not all the nominees, simply insert the number corresponding to the nominee(s) for whom you intend to withhold your vote in the space provided on the Voting Card.

Can voting instructions be changed?

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York City time) on March 21, 2005 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-877-779-8683 or by calling Citibank's ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary.

Can custodians, brokers or other agents vote via the Citibank World Wide Web site?

No. Custodians, brokers or other agents must follow the standard practices provided by their agents and The Depository Trust Company.

7

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

  •
  Name;

  •
  Address;

  •
  Number of Deposited Securities held; and

  •
  Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name on the Company's Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Is it possible to receive proxy materials over the Internet?

Yes. Nokia is capable of providing you with all mailings of Nokia shareholder documents (such as disclosure documents, proxy material, etc.) in a timely manner as well as, convenient and cost-effective over the Internet. Please see the enclosed leaflet "Delivery of Shareholder Documents via the Internet" with respect to instructions on receiving the documents over the Internet.

"Householding" of shareholder documents

In December 2000, the Securities and Exchange Commission ("SEC") adopted a rule allowing companies to send a single set of shareholder documents, such as proxy materials, information statements or other disclosure documents to any household at which two or more ADR Holders reside. This process is commonly referred to as "householding". The shareholder documents that are affected by the SEC rule are: Annual Reports, proxy materials, information statements or other disclosure documents. The rule does not apply to the proxy card. Each registered ADR holder will continue to receive a separate proxy card.

Householding will not only reduce the volume of duplicate information received at your household, but it will also help Nokia to reduce its operating expenses. For these reasons, Nokia is taking advantage of the rule.

A number of custodians, brokers and other agents with account holders who are Nokia ADR Holders will be "householding", i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address, unless contrary instructions have been received from an affected ADR Holder. Once you have received notice from your custodian, broker, other agent or the Company that they will be "householding" shareholder documents, "householding" will continue until you are notified otherwise or until you revoke your consent.

This year, Nokia will be "householding", i.e. sending a single set of proxy materials to multiple ADR Holders sharing an address who held Nokia ADRs on February 2, 2005, unless contrary instructions have been received from an affected ADR Holder. If you did not respond to last year's notice of Nokia's intention to "household" shareholder documents, "householding" will continue until you are notified otherwise or until you revoke your consent.

8

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and wish to receive a single set of shareholder documents at your household, you must do the following:

A.
If you have the same last or family name as the other ADR holder(s) at you address, you do not need to take any sort of action. Unless you notify us by April 7, 2005, your household will begin receiving a single set of our shareholder documents.

B.
If you have a different last or family name from the other ADR holder(s) at your address, you and the other ADR holder(s) must provide written consent to receive a single set of materials. Your consent can be provided by completing the enclosed form and returning it with your proxy material to Citibank, N.A. Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303 or by faxing the completed form to 201-222-4593.

If you prefer to continue to receive your own set of our shareholder documents, please contact Citibank, N. A., on or before April 7, 2005 by calling its toll-free number, 1-877-NOKIA-ADR (1-877-665-4223), and informing them of your request.

Please be aware that your consent will remain in effect until you revoke it. You can revoke your consent at any time by contacting Citibank, N. A. and informing them of your request. This can be done by calling to the toll-free number, 1-877-NOKIA-ADR (1-877-665-4223) or by directing your written request to Citibank, NA., Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303, 201-222-4593. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please notify your custodian, broker or other agent by telephone or direct your written request to them in accordance with the instructions you have received from them. Your request to receive your own set of shareholder documents will be effective within 30 days of your request.

How can my household receive a single set of proxy materials in the future?

Registered ADR Holder

If you are a registered ADR Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, and have not already received a single set of proxy materials or other shareholder documents as described above, please call 1-877-NOKIA-ADR (1-877-665-4223) or direct your written request to Citibank, NA., Shareholder Services, P.O. Box 8963, Edison, NJ 08818-9303, 201-222-4593. Your request to begin receiving your own set of shareholder documents will be effective within 30 days of your request.

ADR Holder holding his/her ADSs through a custodian, broker or other agent

If you hold your ADSs through a custodian, broker or other agent, please refer to the information provided by them.

9

Notice is given to the shareholders of Nokia Corporation (the "Company") of the
Annual General Meeting to be held on Thursday, April 7, 2005 at 3:00 p.m. at
Hartwall Areena, Veturitie 13, Helsinki, Finland. Registration of the persons who have given a prior notice to attend will commence at 1:30 p.m.

The matters specified in Article 12 of the Company's Articles of Association as well as the following other matters, will be on the agenda of the Meeting as follows:

1.     Presentation of the Annual Accounts

2.     Approval of the Income Statements and Balance Sheets

3.     Handling of the profit for the year, payment of dividend

  The Board of Directors has decided to propose to the Annual General Meeting a dividend for the fiscal year 2004 of EUR 0.33 per share. The dividend will be paid to shareholders registered in the Register of Shareholders held by Finnish Central Securities Depository Ltd on the record date, April 12, 2005. The Board proposes that the dividend be paid on or about April 22, 2005.

4.     Discharging of the Chairman, the members of the Board of Directors, and the President, from liability

5.     Resolution on the remuneration payable to the members of the Board of Directors

6.     Resolution on the number of the members of the Board of Directors

  The Corporate Governance and Nomination Committee of the Board will propose to the Annual General Meeting that the number of Board members will be increased from eight to ten.

7.     Election of the members of the Board of Directors

  The Corporate Governance and Nomination Committee of the Board will propose to the Annual General Meeting that all the present Board members—Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Per Karlsson, Jorma Ollila, Marjorie Scardino, Vesa Vainio and Arne Wessberg—be re-elected until the closing of the following Annual General Meeting. In addition, the Committee will propose that Dan Hesse and Edouard Michelin be elected as new members of the Board for the same one-year term. Hesse is a member of the Terabeam Wireless board of directors. Michelin is the CEO of Michelin Group.

8.     Auditor remuneration

  The Board's Audit Committee will propose for the General Meeting's approval that the external auditor that will be elected, be reimbursed according to the auditor's invoice, and in compliance with the purchase policy approved by the Board's Audit Committee.

10

9.     Election of the Auditor

  The external Auditor is elected by the shareholders at the Annual General Meeting, for one fiscal year at a time. The Audit Committee of the Board has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2004.

  The Audit Committee recommends the re-election of PricewaterhouseCoopers Oy for the fiscal year 2005.

10.  Proposal by the Board of Directors to grant stock options to selected personnel of Nokia

  The Board of Directors proposes that as a part of Nokia's equity-based incentive program 2005 selected personnel of Nokia Group and a fully owned subsidiary of Nokia Corporation be granted a maximum of 25 000 000 stock options, which entitle to subscribe for a maximum of 25 000 000 new Nokia shares. The intention is to grant stock options under the plan during the next two years.

  The share subscription price (i.e. exercise price) applicable upon exercise of the stock option will be regularly determined for the stock options to be subsequently granted on a quarterly basis and, subject to the resolution by the Board, on a monthly basis. According to the determination of the exercise price either quarterly or monthly, the stock options will also be divided into subcategories.

  The share subscription price for each subcategory of stock options will equal the trade volume weighted average price of Nokia shares on the Helsinki Exchanges for the first whole week of the second month of the calendar quarter (i.e. February, May, August or November) or for the monthly priced stock options, the first whole week of such calendar month, respectively.

  Share subscription period (i.e. exercise period) will commence no earlier than July 1, 2006, and terminate no later than December 31, 2011 in accordance with the Board's resolution to be taken at a later time.

  The Company's plan for its Equity program 2005 is available on the Company's website at www.nokia.com/agm.

11.  Proposal by the Board of Directors to reduce the share capital through cancellation of shares

  The Board of Directors proposes that the share capital be reduced by a minimum of EUR 10 560 000 and a maximum of EUR 13 800 000 through cancellation of a minimum of 176 000 000 and a maximum of 230 000 000 Nokia shares held by the Company prior to the Annual General Meeting.

  The Board proposes that the share capital be reduced by transfer of the aggregate par value of the shares to be cancelled from the share capital to the share premium capital.

  The cancellation comprises solely Nokia shares held by the Company and will have no effect on the relative holdings of the other shareholders of the Company and on the voting powers among them.

12.  Proposal by the Board of Directors to authorize the Board of Directors to resolve to increase the share capital

  The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to increase the share capital of the Company with a maximum of EUR 53 160 000. As

11

  a result of share issuance an aggregate maximum of 886 000 000 new shares may be issued, at a subscription price and on the terms and conditions as decided by the Board.

  The Board proposes that it be authorized to disapply the shareholders' pre-emptive rights to the Company's shares provided that from the Company's perspective important financial grounds exist. It is proposed that the Board be authorized to determine that a share subscription may be made against payment in kind or otherwise on certain terms.

  The authorization is proposed to be effective until April 7, 2006.

13.  Proposal by the Board of Directors to authorize the Board of Directors to resolve to repurchase Nokia shares

  The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 443 200 000 Nokia shares by using funds available for distribution of profits. The proposed amount corresponds to nearly 10 percent of the share capital of the Company and the total voting rights. The proposal is based on the assumption that the amendment of the Finnish Companies Act will be passed by the Parliament prior to or during the validity of the proposed authorization.

  In the event that the proposed amendment does not enter into force, the authorization for the Board shall amount to a maximum of 221 600 000 Nokia shares. The amount corresponds to a maximum of 5 percent of the Company's share capital or total voting rights as permitted by the current law.

  The shares can be repurchased either

  a)
  through a tender offer made to all the shareholders on equal terms and for an equal price determined by the Board; or

  b)
  through public trading in which case the shares will be repurchased in another proportion than that of holdings of the current shareholders. The Company may enter into derivative, share lending or other arrangements within applicable regulatory limits, whereby the repurchase price is based on the market price of the Nokia share in public trading.

  The shares may be repurchased in order to develop the capital structure of the Company, to finance or carry out acquisitions or related arrangements, to settle the Company's equity-based incentive plans, to be transferred for other purposes, or to be cancelled. Repurchases will reduce the Company's distributable retained earnings.

  The authorization is proposed to be effective until April 7, 2006.

14.  Proposal by the Board of Directors to authorize the Board of Directors to resolve to dispose Nokia shares held by the Company

  The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to dispose a maximum of 443 200 000 Nokia shares. However, the authorization is not proposed to exceed the authorization to be approved for repurchases of the Company's own shares.

  The authorization includes that the Board has the right to resolve to whom, under which terms and conditions and how many shares are disposed. The shares may be disposed at a price determined by the Board, also for consideration in kind. The authorization also allows the Board to resolve to dispose the shares in another proportion than that of the shareholders'

12

  pre-emptive rights to the Company's shares, provided that from the Company's perspective important financial grounds exist.

  The authorization is proposed to be effective until April 7, 2006.

Annual Accounts 2004 and the proposals by the Board of Directors

The proposals by the Board presented under items 10 through 14 above are available at Nokia's Internet pages at www.nokia.com/agm no later than as of February 9, 2005. Paper copies of these documents with enclosures and the Annual Accounts of the Company are on display at the Head Office of the Company at Nokia House, Keilalahdentie 4, Espoo, Finland, as from March 31, 2005. The copies of the documents will be sent to shareholders upon request, and they are also available at the Meeting.

Right to Attend and to Vote at the Meeting

In order to attend and have a right to vote at the Meeting,

1)
a shareholder must be registered in the Register of Shareholders of Nokia, held by Finnish Central Securities Depository Ltd., on Monday, March 28, 2005; and;

2)
a shareholder must give to Nokia a prior notice to attend the Meeting by 4:00 p.m. (Finnish time) on Friday, April 1, 2005.

Registration in the Register of Shareholders

In order to attend the Meeting, shareholders who hold their shares under a name of a nominee must contact their bank, broker or other custodian to be temporarily recorded in the Register of Shareholders. The recording must be made effective no later than on March 28, 2005.

Prior Notice to Attend

A prior notice to attend the Meeting may be given either

  a)
  through Nokia's Internet pages at www.nokia.com/agm (available only for directly registered shareholders);

  b)
  by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, FlN-00045 NOKIA GROUP;

  c)
  by telefax to +358 7180 38984; or

  d)
  by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m.—4:00 p.m. (Finnish time).

The notice should arrive at the Company by 4:00 p.m. (Finnish time) on Friday, April 1, 2005.

Advance Delivery of Proxies

Possible proxies for representing a shareholder at the Meeting shall arrive to the Registry of Shareholders of the Company no later than on Friday, April 1, 2005, at 4:00 p.m. (Finnish time).

Espoo, January 27,2005
BOARD OF DIRECTORS

13

Questions and Answers on the Notice and Agenda of the Annual General Meeting

The Company has provided Citibank with the following information with respect to the Agenda of the Meeting as numbered in the Voting Instruction. Nokia encourages its shareholders to exercise their right to vote. Approximately 25% of Nokia's ownership is represented by ADR Holders, and although the majority of those shareholders outside Finland will not attend Nokia's Annual General Meeting in person, their voices can be heard via their vote.

What does the presentation of the Annual Accounts under item 1 mean?

The Annual Accounts comprise an income statement, balance sheet and the notes thereto, the report by the Board of Directors as well as the consolidated annual accounts. The presentation of the Annual Accounts is a non-votable item, but an ADR Holder may cast a vote for or against the approval of the Income Statements and Balance Sheets under item 2, or abstain.

What is the dividend amount proposed by the Board of Directors of Nokia?

Nokia's Board of Directors proposes, under item 3, a dividend of EUR 0.33 per share to be distributed for the financial year 2004. In addition to the cash dividend, Nokia's Board of Directors also projects share repurchases in 2005 with up to EUR 5 billion. Under item 13, Nokia's Board of Directors proposes an authorization to repurchase Nokia shares.

When will I receive the dividend?

The dividend will be paid to the Depositary on April 22, 2005, and will then be distributed to all shareholders shortly thereafter either directly to you or through your broker. The dividend pay date in the United States is estimated to be on or about April 29, 2005.

What does discharging of the Chairman, the members of the Board of Directors and the President from liability under item 4 mean?

This is one of the standard matters voted at during Nokia's shareholder's meetings, which according to Finnish mandatory law must be discussed and resolved at each Annual General Meeting for the preceding financial year. In principle, the resolution provides a release from liability towards the company for the Chairman and the members of the Board and the President, for matters occurred in the financial year 2004. This release from liability will only cover matters that are within the knowledge of Nokia and the shareholders when the resolution is taken, and are valid only provided that the resolution of the meeting is made legally in proper order.

Is it possible to vote on the nomination of members to the Board of Directors?

Yes. An ADR Holder may either cast a vote of support for the Corporate Governance and Nomination Committee's proposal of the number of members under 6 and membership under 7, or abstain. It is also possible to withhold votes from individual candidates proposed by the Corporate Governance and Nomination Committee.

ADR Holders cannot vote against the Corporate Governance and Nomination Committee's proposal, as it is only possible to make counter proposals and also cast a vote of support for such counter proposals at the actual Meeting. The Corporate Governance and Nomination Committee's proposal under item 7 is on page 13 of this proxy booklet.

14

Why is it not possible to vote on the remuneration to be paid to the members of the Board of Directors?

At the time when the proxy material is distributed, the proposal under the agenda item 5, remuneration proposed to be paid to the members of the Board is not yet available. Under Finnish law, proposals and counterproposals may be made with respect to this agenda item up to and during the Meeting, and a vote of support for such proposals can be cast only at the actual Meeting. Therefore, ADR holders cannot vote on this agenda item.

Historical information about the remuneration paid to the members of the Board of Directors for years 2002-2004 is included in our Annual Accounts for 2004, and our Form 20-F Annual Report for 2004, when filed.

What does the proposal regarding auditor remuneration mean?

The Board's Audit Committee oversees the qualifications and independence of the company's external auditor. This includes the adoption of the pre-approval policy for the purchase of audit and non-audit services from the external auditor, as well as overseeing the compliance with such policy.

In addition to the proposal on the election of auditor under item 9, the Audit Committee will also propose, under item 8, for the General Meeting's approval that the external auditor would be reimbursed according to the auditor's invoice to the company, and in accordance with the purchase policy approved by the Audit Committee.

The total audit and audit-related fees paid by Nokia Group to the external auditor for the fiscal period 2003 amounted to EUR 5.5 million and in 2004 to EUR 5.2 million. The Audit Committee does not expect the amount of fees payable to the external auditor during the current fiscal period to change materially from the 2004 level.

What does the statement of the Audit Committee of the Board mean in respect of election of the Auditor?

Under Finnish law, shareholders of the Company elect the external Auditor at the Annual General Meeting for one fiscal year at a time. The role of Nokia's Audit Committee is, among other things, to confirm the independence of the external Auditor and oversee the overall performance of the Auditor subject to the requirements of Finnish law. The Audit Committee has evaluated the performance and the independence of the current auditor of Nokia, PricewaterhouseCoopers Oy, for the fiscal year 2004. Based on its evaluation, the Audit Committee recommends the re-election of PricewaterhouseCoopers Oy for the fiscal year 2005.

Why does the Board of Directors propose granting stock options to selected personnel of Nokia under item 10?

Equity-based incentives are a part of Nokia's compensation program. The compensation program includes performance related and discretionary elements, the purpose of which is to reward achievement, and retain talented and critical employees in the company.

Nokia competes for the talented people on a global basis, and for this purpose needs incentive programs that are competitive. The combined use of Performance Shares, which are the main element in Nokia's equity-based compensation program, and stock options builds a well-balanced combination of share-based compensation elements for Nokia's award model. The program aligns the potential value received by participants directly with the performance of the company, and in line with shareholders' interests.

15

A resolution under item 10 requires a qualified majority of the votes cast, as well as of the shares represented at the meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, in order for the Board to receive the approval proposed, the Company encourages ADR Holders to vote for the Board's proposal under this item. Please see the complete proposal by the Board of Directors, as well as related press releases on the internet at http://www.citibank.com/adr and http://www.nokia.com/agm.

Why does the Board of Directors propose to cancel shares and reduce the share capital under item 11?

The Board of Directors has by December 31, 2004 used part of the authorization by the Annual General Meeting held on March 25, 2004 to repurchase Nokia shares through public trading. As a result of the repurchases, the Company held a total of 176 000 000 Nokia shares as of December 31, 2004, having spent EUR 2 012 million for repurchases. The authorization is still valid until March 25, 2005, for 54 000 000 shares.

The Board proposes that the share capital be reduced through cancellation of these Nokia shares held by the Company as well as any shares possibly repurchased until the Annual General Meeting 2005. The reduction of the share capital will have no effect on the relative holdings of other shareholders of the Company or on the voting powers among them.

Under current Finnish law, repurchase of shares may not result in Nokia Group holding more than 5 percent of the registered share capital or the total voting rights of the company at any time. Therefore, if shares previously acquired by Nokia through repurchases are not cancelled, these shares will limit planned repurchases in the future. The Board has on January 27, 2005 announced its projection for a share purchase plan also during 2005.

What do the authorizations under items 12 - 14 mean?

As a Finnish company Nokia may not, pursuant to mandatory Finnish law, issue new shares, repurchase Nokia shares or dispose them without shareholders' approval, or a shareholders' authorization to the Board for these actions. The Nokia Board proposes an extension of the authorizations it presently holds to issue new shares, as well as repurchase and/or dispose Nokia shares. Such authorizations are only valid for the year following the approval.

Related to the proposed authorization to repurchase shares under item 13, the Board has on January 27, 2005 announced its projection for a stock repurchase plan with up to EUR 5 billion as a means to develop Nokia's capital structure. A share repurchase plan has also been carried out during 2003 and 2004. In addition, pursuant to the Board's proposal, the authorization to repurchase shares may be used to carry out financing or other arrangements.

The proposed amount of authorization corresponds to nearly 10 percent of the share capital of the Company and the total voting rights. The proposal is based on the assumption that the amendment of the Finnish Companies Act will be passed by the Parliament prior to or during the validity of the proposed one-year authorization. In the event that the proposed amendment does enter into force, but this is later than as of April 7, 2005, the authorization for the Board shall amount to the proposed 443 200 000 shares only from such date, and until then, to a maximum of 5 percent of the Company's share capital or total voting rights as permitted by the current law.

A resolution under items 12-14 requires a qualified majority of the votes cast, as well as of the shares represented at the meeting. ADR Holders form a significant number of Nokia shares represented at the Meeting. Therefore, in order for the Board to receive the authorizations proposed, the Company encourages ADR Holders to vote under these items. Please see the

16

complete proposals by the Board of Directors on Internet, as well as related press releases http://www.citibank.com/adr and http://www.nokia.com/agm.

Why is an item 15, which pertains to other matters at the Annual General Meeting, on the agenda?

Under Finnish law, Nokia's Notice of Annual General Meeting must include an agenda setting out the matters to be brought before the meeting. The agenda must include those matters, which, pursuant to Nokia's Articles of Association and mandatory Finnish law, must be resolved at the Annual General Meeting.

In order for other matters to be included in the Notice of the Annual General Meeting and related agenda, the Board of Directors must be given sufficient notice of said items. As of the date on which this proxy material went to press, the Board of Directors was not aware of any matters to be voted upon at the Meeting other than those included in the Notice of the Annual General Meeting.

Various matters of order may require a vote at the actual Meeting. The "other matters" referred to in the voting card may include, but are not limited to, the election of the chairman of the meeting and persons to scrutinize the minutes. The voting instructions under item 15 relate to procedural matters only.

What does it mean if I mark the box to give a discretionary proxy regarding item of the Annual General Meeting?

If you have marked the relevant box and "other matters" are properly brought before the Meeting, the nominated representative of the Company will have a discretionary proxy to vote your ADSs with respect to those "other matters". The nominated representatives are Nokia's legal counsels.

What does it mean if I do not mark the box to give a discretionary proxy regarding item of the Annual General Meeting?

If you have not marked the relevant box and other matters are properly brought before the Meeting, your ADSs will not be voted with respect to those other matters. A resolution on those other matters will then be made only by the votes cast at the actual meeting.

Are the proposals on the Agenda available in their entirety?

The proposals by the Nokia Board are available in their entirety on the Internet through http://www.citibank.com/adr and http://www.nokia.com/agm. The Company's Annual Accounts (prepared under IAS) for 2004 will also be made available on Nokia's internet pages when completed, and Nokia's Form 20-F Annual Report for 2004, when filed.

17

PROPOSAL ON THE COMPOSITION OF THE BOARD OF DIRECTORS OF NOKIA

The Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of members of the Board of Directors be increased from eight to ten and the following persons be elected* or re-elected for the term expiring at the closing of the following Annual General Meeting:

Paul J. Collins, b. 1936
Board member since 1998. Vice Chairman since 2000.

  •
  BBA (University of Wisconsin), MBA (Harvard Business School).

  •
  Vice Chairman of Citigroup Inc. 1998-2000, Vice Chairman and member of the Board of Directors of Citicorp and CitibankN.A. 1988-2000.

  •
  Holder of various executive positions at Citibank within investment management, investment banking, corporate planning as well as finance and administration 1961-1988.

  •
  Member of the Board of Directors of BG Group and The Enstar Group, Inc.

  •
  Member of the Supervisory Board of Actis Capital LLP.

Georg Ehrnrooth, b. 1940
Board member since 2000.

  •
  Master of Science (Eng.) (Helsinki University of Technology).

  •
  President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991.

  •
  Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

  •
  Chairman of the Board of Directors of Assa Abloy AB (publ) and Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab, Sandvik AB (publ) and Sampo plc.

  •
  Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

Dan Hesse, b. 1953*
Member of the Board of Directors of Terabeam Wireless.

  •
  M.S. (Massachusetts Institute of Technology), M.B.A. (Cornell University), A.B. (University of Notre Dame).

  •
  Chairman, President and CEO of Terabeam 2000-2004. President and CEO of AT&T Wireless Services 1997-2000, Executive Vice President of AT&T 1997-2000, General Manager for the AT&T Online Services Group 1996-1997, President and CEO of AT&T Network Systems International 1991-1995. Various managerial positions in AT&T, including network operations, strategic planning and sales 1977-1991.

  •
  Member of the Board of Directors of the VF Corporation.

  •
  Member of the National Board of Governors of the Boys & Girls Clubs of America.

18

Dr. Bengt Holmström, b. 1949
Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management.
Board member since 1999.

  •
  Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).

  •
  Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.

  •
  Member of the Board of Directors of Kuusakoski Oy.

  •
  Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences.

Per Karlsson, b. 1955
Independent Corporate Advisor.
Board member since 2002.

  •
  Degree in Economics and Business Administration (Stockholm School of Economics).

  •
  Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992.

  •
  Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.

  •
  Board member of IKANO Holdings S.A.

Edouard Michelin, b. 1963*
Managing Partner and CEO of Michelin Group

  •
  Engineering graduate of the Ecole Centrale de Paris.

  •
  Head of Michelin Manufacturing facilities and Michelin Truck Business in North America 1990-1993, various managerial positions in Michelin, including research, manufacturing, marketing and sales 1988-1990.

  •
  Member of the World Business Council for Sustainable Development (WBCSD).

Jorma Ollila, b. 1950
Chairman and CEO and Chairman of the Group Executive Board of Nokia Corporation.
Board member since 1995. Chairman since 1999.

  •
  Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

  •
  President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989.

  •
  Holder of various managerial positions at Citibank within corporate banking 1978-1985.

  •
  Member of the Board of Directors of Ford Motor Company and Vice Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Boards of Directors and the Supervisory Boards of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.

  •
  Member of The European Round Table of Industrialists.

19

Dame Marjorie Scardino, b. 1947
Chief Executive and member of the Board of Directors of Pearson plc.
Board member since 2001.

  •
  BA (Baylor), JD (University of San Francisco).

  •
  Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993.

  •
  Lawyer 1976-1985 and publisher of the Georgia Gazette newspaper 1978-1985.

Vesa Vainio, b. 1942
Board member since 1993.

  •
  LL.M. (University of Helsinki).

  •
  Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997. President of Kymmene Corporation 1991-1992.

  •
  Holder of various other executive positions in Finnish industry 1972-1991.

  •
  Chairman of the Board of Directors of UPM-Kymmene Corporation.

Arne Wessberg, b. 1943
Chairman of the Board of Directors and Chief Executive Officer of Yleisradio Oy (Finnish Broadcasting Company).
Board member since 2001.

  •
  Studies in economics in the University of Tampere (1963-1966).

  •
  Chairman of the Board of Eurosport Consortium 1998-2000, member 1989-1997. Member of the Board of Trustees of IIC 1996-1998 and 1993-1995.

  •
  Holder of various positions at Yleisradio Oy (Finnish Broadcasting Company) in different executive roles 1979-1994 and as a reporter and editor 1971-1976.

  •
  President of the European Broadcasting Union (EBU), member of the Board of Directors of the International Academy of Television Arts & Sciences and member of the Trilateral Commission (Europe).

20

Video camera
PDA features
MP3 player
etc. etc. etc.
It's only a phone when you want it to be.

It looks like it's highly engineered. Because it is. The remarkable new Nokia 6255i fold phone is loaded with advanced features like Bluetooth, PC synchronization, a flash camera and more. Plus, a backlit keypad puts it all conveniently at your fingertips.

NOKIA 6255i

NOKIA
CONNECTING PEOPLE

Business
Class

NOKIA 9300

The Nokia 9300 smartphone—created for a new generation of leader.

Stylish and compact on the outside, exceedingly smart within. The Nokia 9300 enhances your workstyle while complementing your lifestyle. Find out more at www.nokiausa.com/9300

- Widescreen viewing and full keyboard
- Email with attachments
- Instant messaging
- Full PDA functionality with calendar, contacts, and PC Sync
- Office applications
- High-speed data transfer via EDGE (EGPRS)
- Handsfree speakerphone
- HTML web browsing

NOKIA
Connecting People

☒	Please mark your vote as in this example	1221

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue, except for item 15.

FOR	AGAINST	ABSTAIN	FOR ELECTION OF ALL NOMINEES	WITHHOLD VOTE FROM ALL NOMINEES	FOR	AGAINST	ABSTAIN
2	☐	☐	☐	7	☐	N/A	☐	9	☐	N/A	☐
01 Paul J. Collins	06 Marjorie Scardino
3	☐	☐	☐	02 Georg Ehrnrooth	07 Vesa Vainio	10	☐	☐	☐
03 Bengt Holmström 04 Per Karlsson	08 Arne Wessberg 09 Dan Hesse
4	☐	☐	☐	05 Jorma Ollila	10 Edouard Michelin	11	☐	☐	☐
5	N/A	N/A	N/A	Except for nominee(s) listed below from whom vote is withheld:	12	☐	☐	☐

6	☐	N/A	☐	FOR	AGAINST	ABSTAIN	13	☐	☐	☐
8 ☐	N/A	☐	14	☐	☐	☐
15
Mark the box if you wish to instruct the Depositary to give a proxy to any one of Marianna Uotinen-Tarkoma, Esa Kaunistola, both Legal Counsels of Nokia Corporation, to authorize any of them (with full power of substitution) to vote, in their discretion, on	☐
SIGNATURE(S)	Date	as of March 25, 2005	your behalf only upon
Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such.	item 15 of the Annual General Meeting and any adjournments or postponement thereof.

DETACH HERE

The matters specified in Article 12 of the Articles of Association and the following other matters:

1.
Presentation of the Annual Accounts

2.
Approval of the Income Statements and the Balance Sheet.

3
Approval of a proposal to the Annual General Meeting of a dividend of EUR 0.33 per share.

4
Approval of the discharge of the Chairman, the members of the Board of Directors and the President from liability.

5
Approval of the remuneration to be paid to the members of the Board of Directors.*

6.
Approval of the proposal on the composition of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*

7.
Approval of the proposal of the election of the Board of Directors as proposed by the Corporate Governance and Nomination Committee.*

8.
Approval of the remuneration to be paid to the auditor.*

9.
Approval of the re-election of PricewaterhouseCoopers Oy as the Auditors for fiscal year 2005.*

10.
Approval of the proposal of the Board of Directors to grant stock options to selected personnel of the Company.

11
Approval of the proposal of the Board to reduce the share capital through cancellation of Nokia shares held by the Company.

12.
Approval of the authorization to the Board to increase the share capital of the Company.

13.
Approval of the authorization to the Board to repurchase Nokia shares.

14.
Approval of the authorization to the Board to dispose Nokia shares held by the Company.

15.
Such other matters as may properly come before the Annual General Meeting.

For more details on the above agenda items please refer to the Company's Notice of Meeting and the Questions and Answers section in the Proxy Material enclosed herewith.

[* Please note that the Company has informed the Depositary that pursuant to Finnish law proposals may be accepted with respect to these agenda items 5, 6, 7, 8, and 9 up to and including the Meeting. However, the Corporate Governance and Nomination Committee of the Board of Directors has disclosed a proposal on item 7 (see page 13 of the proxy material) and the Audit Committee has disclosed a recommendation on item 8 and 9, and it is possible for the ADR Holders to vote "FOR" the Corporate Governance and Nomination Committee's proposal as a whole or in part, and "FOR" the Audit Committee's recommendations.]

*NOTE* Proposal 1 on the agenda is a non-voting proposal. For more information on this item see the Questions and Answers section in the Proxy Material.

If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote "FOR" the unmarked issue, except for item 15.

To be signed, completed and returned to Citibank, N.A., as Depositary P.O. Box 8527, Edison,
New Jersey 08818-9395, prior to 5:00 P.M. (New York City time) on March 21, 2005 for action to be taken.

2005 VOTING CARD	AMERICAN DEPOSITARY SHARES
Nokia Corporation (the "Company")
ADS CUSIP No.:	654902204.
ADS Record Date:	February 2, 2005.
Meeting:	Annual General Meeting—April 7, 2005 at 3 P.M. (Helsinki time) at Hartwall Areena, Veturitie 13, Helsinki, Finland.
Deposited Securities:	Shares, par value 0.06 euro per share, of the Company.

You as the undersigned holder, as of the close of business on March 25, 2005 and as of the Finnish Record Date, of the American Depositary Receipts (the "ADRs") issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs") and of the Deposited Securities, acknowledge receipt of a copy of the Depositary's Notice of Annual General Meeting and by signing the reverse side hereof:

(1)
certify that you are a record holder of ADSs as of the close of business on March 25, 2005 and as of the Finnish Record Date;

(2)
irrevocably authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof;

(3)
irrevocably authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of March 28, 2005; and

(4)
irrevocably authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name on the Register of Shareholders of the Company.

DETACH HERE

Dear Shareholder:

Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card.

To vote your shares electronically, you must use the number in the grey shaded box on the other side of the card, just below the perforation, to access the system.

1.
To vote over the Internet:

•
Log on to the Internet and go to the web site http://www.citibank.com/adr

•
Click on "Investors" and then click on "Voting by Internet" and follow the instructions.

2.
To vote by telephone:

•
On a touch-tone telephone, simply dial 1-877-779-8683 and follow the instructions. When you are finished voting, your vote will be confirmed and the call will end.

If you choose to vote your shares electronically, there is no need to mail back your proxy card.

Your vote is important. Thank you for voting.

Nokia 2004 Annual Accounts (IFRS)

ANNUAL ACCOUNTS 2004
Review by the Board of Directors	3
Consolidated profit and loss accounts, IFRS	9
Consolidated balance sheets, IFRS	10
Consolidated cash flow statements, IFRS	11
Consolidated statements of changes in shareholders' equity, IFRS	13
Notes to the consolidated financial statements	14
Profit and loss accounts, parent company, FAS	58
Balance sheets, parent company, FAS	59
Cash flow statements, parent company, FAS	60
Notes to the financial statements of the parent company	61
Nokia shares and shareholders	67
Nokia 2000-2004, IFRS	76
Calculation of key ratios	78
Proposal by the Board of Directors to the Annual General Meeting	80
Auditors' Report	81
ADDITIONAL INFORMATION
Group Executive Board	83
Board of Directors	88
Corporate Governance	91
Investor information	107
Contact information	108

Review by the Board of Directors 2004

Net sales by business group
January 1 - December 31

	2004	%	2003	%	Change %
	EURm		EURm
Mobile Phones	18,507	63	20,951	71	(12)
Multimedia	3,659	12	2,504	8	46
Enterprise Solutions	830	3	529	2	57
Networks	6,367	22	5,620	19	13
Inter-business group eliminations	(96)	—	(149)	—	—

Nokia Group	29,267	100	29,455	100	(1)

Operating profit, IFRS
January 1 - December 31

	2004	% of net sales	2003	% of net sales
	EURm		EURm
Mobile Phones	3,768	20.4	5,927	28.3
Multimedia	179	4.9	(186)	(7.4)
Enterprise Solutions	(199)	(24.0)	(141)	(26.7)
Networks	878	13.8	(219)	(3.9)
Common Group Expenses	(296)	—	(370)	—

Nokia Group	4,330	14.8	5,011	17.0

Nokia's net sales decreased by 1% to EUR 29,267 million (EUR 29,455 million). Sales of Mobile Phones decreased by 12% to EUR 18,507 million (EUR 20,951 million). Sales of Multimedia increased by 46% to EUR 3,659 million (EUR 2,504 million). Sales of Enterprise Solutions increased by 57% and totaled EUR 830 million (EUR 529 million). Sales of Networks increased by 13% to EUR 6,367 million (EUR 5,620 million).

Operating profit decreased by 14% to EUR 4,330 million (EUR 5,011 million), representing an operating margin of 14.8% (17.0%). Operating profit in Mobile Phones decreased by 36% to EUR 3,768 million (EUR 5,927 million), representing an operating margin of 20.4% (28.3%). Operating profit in Multimedia was EUR 179 million (operating loss EUR 186 million), representing an operating margin of 4.9% (-7.4%). Enterprise Solutions reported an operating loss of EUR 199 million (operating loss of EUR 141 million). Operating profit in Networks increased to EUR 878 million including a negative impact from research and development impairments totaling EUR 115 million; representing an operating margin of 13.8% (-3.9%). In 2003, operating profit included a positive adjustment of EUR 226 million related to customer financing impairment charges (MobilCom) and charges of EUR 550 million related to restructuring costs and impairments and write-offs of capitalized R&D expenses, as well as a goodwill impairment of EUR 151 million, with a total net impact of EUR 475 million.

Common Group expenses totaled EUR 296 million (EUR 370 million, including the gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd) and included a one-time positive item of EUR 160 million representing the premium return under our multi-line, multi-year insurance program, which expired during 2004. The return was due to our low claims experience during the policy period. It also included a EUR 12 million negative impact from the divestiture of Nextrom.

In January - December, net financial income was EUR 405 million (EUR 352 million), including a one-time positive item of EUR 106 million. During the year, Nokia sold approximately 69% of its original holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, the company booked a total net gain of EUR 106 million. The bonds had been classified as available-for-sale investments and fair valued through shareholders' equity.

Profit before tax and minority interests was EUR 4,709 million (EUR 5,345 million). Net profit totaled EUR 3,207 million (EUR 3,592 million). Earnings per share decreased to EUR 0.70 (basic) and EUR 0.70 (diluted), compared with EUR 0.75 (basic) and EUR 0.75 (diluted) in 2003.

At December 31, 2004, net debt-to-equity ratio (gearing) was -78% (-71% at December 31, 2003). During the January - December 2004, capital expenditure amounted to EUR 548 million (EUR 432 million).

Global reach

In 2004, Europe/Middle East/Africa accounted for 55% of Nokia's net sales (56% in 2003), North America 12% (16%), Latin America 8% (6%), China 10% (8%), and Asia-Pacific 15% (14%). The 10 largest markets were the US, China, UK, Germany, India, Brazil, Russia, United Arab Emirates, Italy and Spain, together representing 54% of total sales.

Research and development

As of December 31, 2004, we employed 20,722 people in research and development in 12 countries, representing approximately 37% of Nokia's total workforce. R&D expenses totaled EUR 3,733 million in 2004, a decrease of 1% from 2003 (EUR 3,760 million). R&D expenses represented 12.8% of Nokia net sales in 2004, compared with 12.8% of net sales in 2003.

If R&D impairments, write-offs and personnel-related restructuring costs in Networks were excluded from both the 2004 (impairments of EUR 115 million) and 2003 (personnel-related restructuring costs, impairments and write-offs totaling EUR 470 million) R&D expenses, the increase in R&D expenses would have been 10%, and would have represented 12.4% of Nokia net sales in 2004, compared with 11.2% of net sales in 2003.

Technology developments

During the year, Nokia continued to make advances in new technologies for mobile devices, software platforms and developer operations. Nokia added compelling features to its mobile devices with technologies such as Push to Talk over Cellular, megapixel cameras and multiradio capability, including wireless LAN and near field communications.

Nokia entered several technology development agreements with operators to jointly bring innovations to market. These included agreements with France Telecom for rich media solutions and with T-Mobile for the development of Series 60 Platform applications. A mobile service architecture initiative led by Nokia and Vodafone was launched to simplify mobile Java standards. Nokia also continued its work with in numerous industry associations and initiatives to support interoperable, high-quality products and solutions.

Nokia strengthened its commitment to Symbian's long-term success in the mobile operating system market by increasing its shareholding in Symbian from 32.2% to 47.9%. Nokia also extended its Symbian OS application technology development abilities through an agreement with Metrowerks.

In June, Nokia introduced the Series 60 2nd Edition with support for scalable user interfaces, high-resolution displays and multi-radio. The external licensee base of Series 60 continued to grow during the year. Nokia outlined plans to expand the Series 60 Platform for smartphones to a variety of segments, such as enterprise, multimedia and consumer.

In 2004, to support advanced mobile software developers, Nokia opened Forum Nokia PRO, a developer community, and launched the Preminet service.

People

The average number of personnel for 2004 was 53,511 (51,605 for 2003). At the end of 2004, Nokia employed 55,505 people worldwide (51,359 at year-end 2003). In 2004, Nokia's personnel increased by a total of 4,146 employees (decrease of 389 in 2003).

Corporate reorganization

On January 1, 2004, Nokia reorganized to further align the company's overall structure with its strategy, to better position each business group to meet the specific needs of diverse market segments, and to increase Nokia's operational efficiency and maintain the economies of scale. The structure includes four business groups: Mobile Phones, Multimedia, Enterprise Solutions and Networks. In addition, there are two horizontal groups that support the mobile device business groups: Customer and Market Operations and Technology Platforms.

Nokia in mobile devices in 2004

In 2004, the total mobile device sales volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached a record of 207.7 million units, representing growth of 16% compared with 2003. According to Nokia's preliminary estimates, the overall market for mobile devices grew by 31% to reach 643 million units.

Of the 36 devices we announced in 2004, the majority had cameras and nearly all had color screens. We also introduced additional designs with ten new clamshell models, in addition to flip-open messenger devices and the Nokia 9300 smartphone for enterprises.

We also expanded our 3G offering with shipments of two mobile devices, the Nokia 7600 and Nokia 6630. In the smartphone segment, where we are a clear market leader, Nokia delivered approximately 12 million Symbian operating system-based mobile devices during 2004.

Mobile Phones in 2004

During 2004, the Mobile Phones business group continued to support the company's long-term strategy of expanding mobile voice in growth markets as well as identifying further opportunities in the more developed markets. In line with this, we announced a range of competitive voice-optimized phones and camera phones as well as a number of new mobile entry models.

Highlights for 2004 in Mobile Phones' portfolio included the Nokia 6230, a business camera phone, with a balanced feature set that sold well throughout the year. In the fourth quarter it became the top-selling phone in Western Europe—a first for a camera phone. Sales of the Nokia 6230 camera phone were followed closely by the Nokia 6610i. The Nokia 3230 camera phone, targeting younger audiences, was also strategically important.

During the year, we announced more than 10 new CDMA products. Of these, the Nokia 6255, a high-end CDMA camera phone for business users, began shipping in December, and strengthened our overall CDMA offering.

In design, the company announced an art-deco inspired Fashion Collection, presenting three distinct form factors and a sample of bold new features: the Nokia 7260, a monoblock design; the Nokia 7270, a clamshell; and the Nokia 7280, a slide phone with no keypad.

In our entry-level offering, initial shipments of the Nokia 2600, a color-screen monoblock phone and the Nokia 2650, a color-screen clamshell model, both met with a positive response from consumers.

Multimedia in 2004

Nokia continued to take advantage of digital convergence by announcing six new smartphones and numerous products in the areas of imaging, games and new enhancement products.

The Nokia 7610 imaging smartphone, Nokia's first megapixel imaging device, started sales in May and quickly became the best selling megapixel GSM imaging smartphone globally. By the end of 2004, Nokia had four different megapixel models in the market, making Nokia the market leader in megapixel mobile imaging in GSM. Nokia continued to collaborate with operators, retailers and printing partners to enable ease-of-use when sharing, printing or storing images.

The Nokia 6630, our latest 3G WCDMA smartphone, was offered by more than 30 operators worldwide, including in Japan, and initial market feedback has been very positive. Sales of Nokia's first EDGE-enabled Series 60 smartphone, the Nokia 6620, started in the Americas in July.

Sales of the imaging devices unit were robust, while the games business in 2004 was a disappointment.

Enterprise Solutions in 2004

Nokia began shipments of the Nokia 6820 and Nokia 6810 messaging devices and the Nokia 9500 Communicator in 2004. These business-optimized devices drove Enterprise Solutions' 2004 full-year sales. During the third quarter 2004, Nokia launched the Nokia 9300 high-end, enterprise smartphone, which is expected to ship during the first quarter 2005.

Nokia announced or reaffirmed alliances with leading IT companies that support our new Communicator family for enterprises. The most significant alliances were with those supporting our mobile e-mail efforts, including Good Technology, Smartner and Visto. These provide a broad range of e-mail options for Nokia business-optimized devices such as, the Nokia 9500 and Nokia 9300.

Two new network security gateways, the Nokia IP2250 and Nokia IP1220, were announced during 2004. Designed for medium-to-large enterprises, service providers and data sites, Nokia's network security gateways are designed to bring improved total cost of ownership and higher return on investment. These new products place Nokia at the top end of performance in the firewall marketplace. The new Nokia IPSO Operating System was also announced and is intended to lengthen the life of Nokia customers' firewall and VPN investments.

The Nokia Secure Access System, an SSL-based remote access solution with clientless virtual private network functionality, also had good success in the market during 2004.

Networks in 2004

During 2004, Nokia announced 13 WCDMA 3G contracts, seven of which were with new 3G customers underscoring Nokia's strong ability to win new business in this technology as the industry moves towards full commercialization of WCDMA. By end of the year, 63 operators had launched commercial WCDMA 3G networks, and Nokia was supplier to 28 of these.

Nokia also signed over 30 GSM, EDGE or GPRS contracts covering all markets, including contracts with 10 new GSM customers. Nokia made important new market entries to several emerging growth markets.

Operators increasing focus on operating expenses, combined with the increasing complexity of mobile networks, further opened the market for services. Nokia rapidly built its position in the managed services market and signed seven significant contracts. The multi-vendor, multi-technology Nokia NetAct™ service and network management system was included in most of the infrastructure deals during the year. Systems integration and efficiently run deployments played a key role in the rollout of new technology, and the year saw a rising trend in the volume of consultative service sales to operators. Nokia strengthened its strategic focus on the services business by creating a dedicated Services Business Unit.

Significant progress was also made in the new core networks business. Nokia won its first commercial contracts for the IP Multimedia Subsystem (IMS) for richer multimedia communications. Nokia also started a service trial with Telecom Italia to explore the opportunities this offers for operators. Nokia is the number one in the market for push to talk, winning 26 commercial Push to talk over Cellular contracts with operators during 2004. Nokia was the first vendor to start delivering 3GPP Release 4 architecture to operators, winning 25 deals for the Nokia MSC Server System, which enables significant cost savings in the delivery of voice minutes.

Shares and share capital

In 2004, Nokia's share capital increased by EUR 302.40 as a result of the issue of 5,040 new shares upon exercise of stock options issued to key personnel in 1999. Effective April 14, 2004, a total of 132,536,200 shares held by the company were cancelled pursuant to the shareholders' resolution taken at the Annual General Meeting on March 25, 2004. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 7,952,172, corresponding to less than 2.8% of the share capital of the company and the total voting rights. The cancellation did not reduce the shareholders' equity. Neither the aforementioned issuances nor the cancellation of shares had any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

Nokia repurchased through its share repurchase plans a total of 214,057,700 shares on the Helsinki Exchanges at an aggregate price of approximately EUR 2.659 billion during the period from January 23, 2004 to November 26, 2004. The price paid was based on the market price at the time of repurchase. The shares were repurchased to be used for the purposes specified in the authorizations given by the Annual General Meetings of 2003 and 2004 to the Board. The aggregate par value of the shares purchased was EUR 12,843,462, representing approximately 4.59% of the share capital of the company and the total voting rights. These new holdings did not have any significant effect on the relative holdings of the other shareholders of the company nor on their voting power.

On December 31, 2004, Nokia and its subsidiary companies owned 176,819,877 Nokia shares. The shares had an aggregate par value of EUR 10,609,192.62, representing approximately 3.79% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2004 was 4,663,761,300. As a result of the new share issues, Nokia received a total of EUR 84,810.60 in additional shareholders' equity in 2004. On December 31, 2004, Nokia's share capital was EUR 279,825,678.

Corporate responsibility

As market leader and a leading global brand, our impact on society comes with responsibilities that go beyond providing products. Listening to stakeholders is one key element in developing corporate responsibility programs. Following are some developments made in this area during 2004.

The European Community invited Nokia, as one of two companies, to participate in a multi-stakeholder consultation pilot, called the Integrated Product Policy, that examines how environmental awareness works in practice and aims to improve knowledge of the environmental performance and the sustainable use of products throughout their life-cycle.

We gained positive results from our Philippines pilot of Bridgeit, a program using mobile technology to bring interactive, multimedia learning materials to teachers and students who would otherwise have no access to them. Launched by Nokia, the International Youth Foundation (IYF), the United Nations Development Programme (UNDP) and Pearson, Bridgeit is now being expanded to double the number of schools and will be replicated in other countries.

In recognition of this work, we gained first place for the second year running in the Dow Jones Sustainability Index European Technology and Global Communications Technology categories.

Outlook

The year 2004 was demanding for Nokia. In response, the company set five top priorities in the areas of customer relations, product offering, R&D efficiency, demand-supply management and the company's ability to offer end-to-end solutions. Nokia is making good progress in these areas, and is now better positioned to meet future challenges.

Nokia continues to expect the overall mobile device market in 2005 to grow by approximately 10% in volume and to a lesser extent in value. Growth is expected to continue to be driven by replacement and upgrade sales in more developed markets and by new subscriber growth in developing mobile markets, as well as the wide-spread commercialization of 3G devices in the second half of 2005.

In infrastructure, Nokia expects the overall market in 2005 to be up slightly in euro terms as operators continue building coverage and expanding capacity in growth markets, as well as optimizing and expanding existing 2G networks and rolling-out 3G networks in more developed markets.

Competition in both the mobile device and infrastructure markets is expected to further intensify in 2005 as a result of anticipated slower growth, compared with 2004. However, by upholding a clear competitive focus, particularly in the priority areas outlined above, Nokia's goal is to further build on its industry-leading position.

Dividend

Nokia's Board of Directors will propose a dividend of EUR 0.33 per share for 2004.

Consolidated Financial Statements according to IFRS

Consolidated Profit and Loss Accounts, IFRS

		Financial year ended December 31
	Notes	2004	2003	2002
		EURm	EURm	EURm
Net sales		29,267	29,455	30,016
Cost of sales		(18,133)	(17,237)	(18,278)
Research and development expenses		(3,733)	(3,760)	(3,052)
Selling, general and administrative expenses	7, 8	(2,975)	(3,363)	(3,239)
Customer finance impairment charges, net of reversals	8	—	226	(279)
Impairment of goodwill	8	—	(151)	(182)
Amortization of goodwill	10	(96)	(159)	(206)

Operating profit	3, 4, 5, 6, 7, 8, 10	4,330	5,011	4,780
Share of results of associated companies	33	(26)	(18)	(19)
Financial income and expenses	11	405	352	156

Profit before tax and minority interests		4,709	5,345	4,917
Tax	12	(1,435)	(1,699)	(1,484)
Minority interests		(67)	(54)	(52)

Net profit		3,207	3,592	3,381

		2004	2003	2002
		EUR	EUR	EUR
Earnings per share	29
Basic		0.70	0.75	0.71
Diluted		0.70	0.75	0.71
		2004	2003	2002
Average number of shares (000's shares)	29
Basic		4,593,196	4,761,121	4,751,110
Diluted		4,600,337	4,761,160	4,788,042

See Notes to Consolidated Financial Statements.

Consolidated Financial Statements according to IFRS

Consolidated Balance Sheets, IFRS

		December 31
	Notes	2004	2003
		EURm	EURm
ASSETS
Fixed assets and other non-current assets
Capitalized development costs	13	278	537
Goodwill	13	90	186
Other intangible assets	13	209	185
Property, plant and equipment	14	1,534	1,566
Investments in associated companies	15	200	76
Available-for-sale investments	16	169	121
Deferred tax assets	25	623	743
Long-term loans receivable	17	—	354
Other non-current assets		58	69

		3,161	3,837
Current assets
Inventories	18, 20	1,305	1,169
Accounts receivable, net of allowances for doubtful accounts (2004: EUR 361 million, 2003: EUR 367 million)	19, 20	4,382	5,231
Prepaid expenses and accrued income	19	1,429	1,106
Other financial assets		595	465
Available-for-sale investments	16	255	816
Available-for-sale investments, liquid assets	16	9,085	8,512
Available-for-sale investments, cash equivalents	16, 35	1,367	1,639
Bank and cash	35	1,090	1,145

		19,508	20,083
Total assets		22,669	23,920

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Share capital	22	280	288
Share issue premium		2,272	2,272
Treasury shares, at cost		(2,022)	(1,373)
Translation differences		(126)	(85)
Fair value and other reserves	21	69	93
Retained earnings	23	13,765	13,953

		14,238	15,148
Minority interests		168	164
Long-term liabilities	24
Long-term interest-bearing liabilities		19	20
Deferred tax liabilities	25	179	241
Other long-term liabilities		96	67

		294	328
Current liabilities
Short-term borrowings	26	215	387
Current portion of long-term debt		—	84
Accounts payable		2,669	2,919
Accrued expenses	27	2,606	2,468
Provisions	28	2,479	2,422

		7,969	8,280
Total shareholders' equity and liabilities		22,669	23,920

See Notes to Consolidated Financial Statements.

Consolidated Financial Statements according to IFRS

Consolidated Cash Flow Statements, IFRS

		Financial year ended December 31
	Notes	2004	2003	2002
		EURm	EURm	EURm
Cash flow from operating activities
Net profit		3,207	3,592	3,381
Adjustments, total	34	1,986	2,953	3,151

Net profit before change in net working capital		5,193	6,545	6,532
Change in net working capital	34	299	(194)	914

Cash generated from operations		5,492	6,351	7,446
Interest received		204	256	229
Interest paid		(26)	(33)	(94)
Other financial income and expenses, net received		41	118	67
Income taxes paid		(1,368)	(1,440)	(1,947)

Net cash from operating activities		4,343	5,252	5,701
Cash flow from investing activities
Acquisition of Group companies, net of acquired cash (2004: EUR 0 million, 2003: EUR 0 million, 2002: EUR 6 million)		—	(7)	(10)
Purchase of current available-for-sale investments, liquid assets		(10,318)	(11,695)	(7,392)
Purchase of non-current available-for-sale investments		(388)	(282)	(99)
Purchase of shares in associated companies		(109)	(61)	—
Additions to capitalized development costs		(101)	(218)	(418)
Long-term loans made to customers		—	(97)	(563)
Proceeds from repayment and sale of long term loans receivable		368	315	314
Proceeds from (+) / payment of (-) other long-term receivables		2	(18)	(32)
Proceeds from (+) / payment of (-) short-term loans receivable		66	63	(85)
Capital expenditures		(548)	(432)	(432)
Proceeds from disposal of shares in Group companies, net of disposed cash		1	—	93
Proceeds from maturities and sale of current available-for-sale investments, liquid assets		9,737	8,793	4,390
Proceeds from sale of current available-for-sale investments		587	—	—
Proceeds from sale of non-current available-for-sale investments		346	381	162
Proceeds from sale of fixed assets		6	19	177
Dividends received		22	24	25

Net cash used in investing activities		(329)	(3,215)	(3,870)

		Financial year ended December 31
	Notes	2004	2003	2002
		EURm	EURm	EURm
Cash flow from financing activities
Proceeds from stock option exercises		—	23	163
Purchase of treasury shares		(2,648)	(1,355)	(17)
Capital investment by minority shareholders		—	—	26
Proceeds from long-term borrowings		1	8	100
Repayment of long-term borrowings		(3)	(56)	(98)
Repayment of short-term borrowings		(255)	(22)	(406)
Dividends paid		(1,413)	(1,378)	(1,348)

Net cash used in financing activities		(4,318)	(2,780)	(1,580)
Foreign exchange adjustment		(23)	(146)	(135)

Net increase (+) / decrease (-) in cash and cash equivalents		(327)	(889)	116
Cash and cash equivalents at beginning of period		2,784	3,673	3,557

Cash and cash equivalents at end of period		2,457	2,784	3,673

Cash and cash equivalents comprise of:
Bank and cash		1,090	1,145	1,496
Current available-for-sale investments, cash equivalents	16, 35	1,367	1,639	2,177

		2,457	2,784	3,673

The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

See Notes to Consolidated Financial Statements.

Consolidated Financial Statements according to IFRS

Consolidated Statements of Changes in Shareholders' Equity, IFRS

	Number of shares	Share capital	Share issue premium	Treasury shares	Translation differences(1)	Fair value and other reserves(1)	Retained earnings	Total
	(000's)
Group, EURm
Balance at December 31, 2001	4,736,302	284	2,060	(21)	326	20	9,536	12,205

Stock options exercised	50,377	3	160					163
Stock options exercised related to acquisitions			(17)					(17)
Tax benefit on stock options exercised			22					22
Acquisition of treasury shares	(900)			(17)				(17)
Reissuance of treasury shares	983			18				18
Dividend							(1,279)	(1,279)
Translation differences					(285)			(285)
Net investment hedge gains					94			94
Cash flow hedges, net of tax						60		60
Available-for-sale investments, net of tax						(87)		(87)
Other increase, net							23	23
Net profit							3,381	3,381

Balance at December 31, 2002	4,786,762	287	2,225	(20)	135	(7)	11,661	14,281

Share issue related to acquisitions	1,225		18					18
Stock options exercised	7,160	1	22					23
Stock options exercised related to acquisitions			(6)					(6)
Tax benefit on stock options exercised			13					13
Acquisition of treasury shares	(95,339)			(1,363)				(1,363)
Reissuance of treasury shares	460			10				10
Dividend							(1,340)	(1,340)
Translation differences					(375)			(375)
Net investment hedge gains					155			155
Cash flow hedges, net of tax						2		2
Available-for-sale investments, net of tax						98		98
Other increase, net							40	40
Net profit							3,592	3,592

Balance at December 31, 2003	4,700,268	288	2,272	(1,373)	(85)	93	13,953	15,148

Stock options exercised	5	0	0					0
Stock options exercised related to acquisitions			(8)					(8)
Acquisition of treasury shares	(214,120)			(2,661)				(2,661)
Reissuance of treasury shares	788			14				14
Cancellation of treasury shares		(8)	8	1,998			(1,998)	—
Dividend							(1,398)	(1,398)
Translation differences					(119)			(119)
Net investment hedge gains					78			78
Cash flow hedges, net of tax						42		42
Available-for-sale investments, net of tax						(66)		(66)
Other increase, net							1	1
Net profit							3,207	3,207

Balance at December 31, 2004	4,486,941	280	2,272	(2,022)	(126)	69	13,765	14,238

(1)
Accumulated other comprehensive income comprises translation differences and fair value and other reserves.

Dividends declared per share were EUR 0.33 for 2004 (EUR 0.30 for 2003 and EUR 0.28 for 2002), subject to shareholders' approval.

See Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. Accounting principles

Basis of presentation

The consolidated financial statements of Nokia Corporation ("Nokia" or "the Group"), a Finnish limited liability company with domicile in Helsinki, are prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements are presented in millions of euros (EURm), except as noted, and are prepared under the historical cost convention except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform with Finnish Accounting legislation.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of Nokia's parent company ("Parent Company"), and each of those companies in which it either owns, directly or indirectly through subsidiaries, over 50% of the voting rights, or over which it has control of their operating and financial policies. The Group's share of profits and losses of associated companies (generally 20% to 50% voting rights or over which the Group has significant influence) is included in the consolidated profit and loss account in accordance with the equity method of accounting.

All inter-company transactions are eliminated as part of the consolidation process. Minority interests are presented separately in arriving at the net profit. They are also shown separately from shareholders' equity and liabilities in the consolidated balance sheet.

Profits realized in connection with the sale of fixed assets between the Group and associated companies are eliminated in proportion to share ownership. Such profits are deducted from the Group's equity and fixed assets and released in the Group accounts over the same period as depreciation is charged.

The companies acquired during the financial periods presented have been consolidated from the date on which control of the net assets and operations was transferred to the Group. Similarly the result of a Group company divested during an accounting period is included in the Group accounts only to the date of disposal.

Goodwill

Acquisitions of companies are accounted for using the purchase method of accounting. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of acquired companies. Goodwill is amortized on a straight-line basis over its expected useful life. Useful lives vary between two and five years depending upon the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, amortization periods are changed accordingly.

The Group adopted the transition provisions of IFRS 3, Business Combinations, with effect from April 1, 2004. As a result, goodwill relating to purchase acquisitions and acquisitions of associated companies for which the agreement date was on or after March 31, 2004, is no longer subject to amortization. Goodwill arising in business combinations completed before March 31, 2004 will continue to be amortized until the standard is fully adopted as of January 1, 2005.

The Group assesses the carrying value of goodwill annually or, more frequently, if events or changes in circumstances indicate that such carrying value may not be recoverable. If such indication exists the recoverable amount is determined for the cash-generating unit, to which goodwill belongs. This amount is then compared to the carrying amount of the cash-generating unit and an impairment loss is recognized if the recoverable amount is less than the carrying amount. Impairment losses are recognized immediately in the profit and loss account.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, the unsettled balances on foreign currency receivables and liabilities are valued at the rates of exchange prevailing at the year-end. Foreign exchange gains and losses related to normal business operations are treated as adjustments to sales or to cost of sales. Foreign exchange gains and losses associated with financing are included as a net amount under financial income and expenses.

Foreign Group companies

In the consolidated accounts all items in the profit and loss accounts of foreign subsidiaries are translated into euro at the average foreign exchange rates for the accounting period. The balance sheets of foreign Group companies are translated into euro at the year-end foreign exchange rates with the exception of goodwill arising on the acquisition of a foreign company, which is translated, to euro at historical rates. Differences resulting from the translation of profit and loss account items at the average rate and the balance sheet items at the closing rate are also treated as an adjustment affecting consolidated shareholders' equity. On the disposal of all or part of a foreign Group company by sale, liquidation, repayment of share capital or abandonment, the cumulative amount or proportionate share of the translation difference is recognized as income or as expense in the same period in which the gain or loss on disposal is recognized.

Fair valuing principles

Financial assets and liabilities

Under IAS 39, the Group classifies its investments in marketable debt and equity securities and investments in unlisted equity securities into the following categories: held-to-maturity, trading, or available-for-sale depending on the purpose for acquiring the investments. All investments of the Group are currently classified as available-for-sale. Available-for-sale investments are fair valued by using quoted market rates, discounted cash flow analyses and other appropriate valuation models at the balance sheet date. Certain unlisted equities for which fair values cannot be measured reliably are reported at cost less impairment. All purchases and sales of investments are recorded on the trade date, which is the date that the Group commits to purchase or sell the asset.

The fair value changes of available-for-sale investments are recognized in shareholders' equity. When the investment is disposed of, the related accumulated fair value changes are released from shareholders' equity and recognized in the profit and loss account. The accumulated fair value changes are calculated using a weighted average purchase price method. An impairment is recorded when the carrying amount of an available for sale investment is greater than the estimated fair value and there is objective evidence that the asset is impaired. The cumulative net loss relating to that investment is removed from equity and recognized in the profit and loss account for the period. If, in a subsequent period, the fair value of the investment increases and the increase can be objectively related to an event occurring after the loss was recognized, the loss is reversed, with the amount of the reversal included in the profit and loss account.

The fair values of other financial assets and financial liabilities are assumed to approximate their carrying values, either because of their short maturities, or where their fair values cannot be measured reliably.

Derivatives

Fair values of forward rate agreements, interest rate options and futures contracts are calculated based on quoted market rates at the balance sheet date. Interest rate and currency swaps are valued by using discounted cash flow analyses. The changes in the fair values of these contracts are reported in the profit and loss account.

Fair values of cash settled equity derivatives are calculated by revaluing the contract at year-end quoted market rates. Changes in the fair value are reported in the profit and loss account.

Forward foreign exchange contracts are valued with the forward exchange rate. Changes in fair value are calculated by comparing this with the original amount calculated by using the contract forward rate prevailing at the beginning of the contract. Currency options are valued at the balance sheet date by using the Garman & Kohlhagen option valuation model. Changes in the fair value on these instruments are reported in the profit and loss account except to the extent they qualify for hedge accounting.

Embedded derivatives are identified and monitored in the Group and fair valued at the balance sheet date. In assessing the fair value of embedded derivatives the Group uses a variety of methods, such as option pricing models and discounted cash flow analysis, and makes assumptions that are based on market conditions existing at each balance sheet date. The fair value changes are reported in the profit and loss account.

Hedge accounting

Hedging of anticipated foreign currency denominated sales and purchases

The Group applies hedge accounting for 'Qualifying hedges'. Qualifying hedges are those properly documented cash flow hedges of the foreign exchange rate risk of future anticipated foreign currency denominated sales and purchases that meet the requirements set out in IAS 39. The cash flow being hedged must be 'highly probable' and must ultimately impact the profit and loss account. The hedge must be highly effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of certain forward foreign exchange contracts and options, or option strategies, which have zero net premium or a net premium paid, and where the critical terms of the bought and sold options within a collar or zero premium structure are the same and where the nominal amount of the sold option component is no greater than that of the bought option.

For qualifying foreign exchange forwards the change in fair value is deferred in shareholders' equity to the extent that the hedge is effective. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders' equity to the extent that the hedge is effective. Changes in the time value are at all times taken directly as adjustments to sales or to cost of sales in the profit and loss account.

Accumulated fair value changes from qualifying hedges are released from shareholders' equity into the profit and loss account as adjustments to sales and cost of sales, in the period when the hedged cash flow affects the profit and loss account. If the hedged cash flow is no longer expected to take place, all deferred gains or losses are released into the profit and loss account as adjustments to sales and cost of sales, immediately. If the hedged cash flow ceases to be highly probable, but is still expected to take place, accumulated gains and losses remain in equity until the hedged cash flow affects the profit and loss account.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the profit and loss account. The fair value changes of derivative instruments that directly relate to normal business operations are recognized as adjustments to sales or cost of sales or treated as other operating income and expenses. The fair value changes from all other derivative instruments are recognized in financial income and expenses.

Foreign currency hedging of net investments

The Group also applies hedge accounting for its foreign currency hedging on net investments. Qualifying hedges are those properly documented hedges of the foreign exchange rate risk of foreign currency-denominated net investments that meet the requirements set out in IAS 39. The hedge must be effective both prospectively and retrospectively.

The Group claims hedge accounting in respect of forward foreign exchange contracts, foreign currency-denominated loans, and options, or option strategies, which have zero net premium or a net premium paid, and where the terms of the bought and sold options within a collar or zero premium structure are the same.

For qualifying foreign exchange forwards the change in fair value that reflects the change in spot exchange rates is deferred in shareholders' equity. The change in fair value that reflects the change in forward exchange rates less the change in spot exchange rates is recognized in the profit and loss account. For qualifying foreign exchange options the change in intrinsic value is deferred in shareholders' equity. Changes in the time value are at all times taken directly to the profit and loss account. If a foreign currency-denominated loan is used as a hedge, all foreign exchange gains and losses arising from the transaction are recognized in shareholders' equity.

Accumulated fair value changes from qualifying hedges are released from shareholders' equity into the profit and loss account only if the legal entity in the given country is sold or liquidated.

Revenue recognition

Sales from the majority of the Group are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. An immaterial part of the revenue from products sold through distribution channels is recognized when the reseller or distributor sells the products to the end users.

In addition, sales and cost of sales from contracts involving solutions achieved through modification of complex telecommunications equipment are recognized on the percentage of completion method when the outcome of the contract can be estimated reliably. A contract's outcome can be estimated reliably when total contract revenue and the costs to complete the contract can be estimated reliably, it is probable that the economic benefits associated with the contract will flow to the Group and the stage of contract completion can be measured reliably. When the Group is not able to meet those conditions, the policy is to recognize revenues only equal to costs incurred to date, to the extent that such costs are expected to be recovered.

Completion is measured by reference to cost incurred to date as a percentage of estimated total project costs, the cost-to-cost method.

The percentage of completion method relies on estimates of total expected contract revenue and costs, as well as dependable measurement of the progress made towards completing a particular project. Recognized revenues and profits are subject to revisions during the project in the event that the assumptions regarding the overall project outcome are revised. The cumulative impact of a revision in estimates is recorded in the period such revisions become likely and estimable. Losses on projects in progress are recognized in the period they become likely and estimable.

All the Group's material revenue streams are recorded according to the above policies.

Shipping and handling costs

The costs of shipping and distributing products are included in cost of sales.

Research and development

Research and development costs are expensed as they are incurred, except for certain development costs, which are capitalized when it is probable that a development project will be a success, and certain criteria, including commercial and technological feasibility, have been met. Capitalized development costs, comprising direct labor and related overhead are amortized on a systematic basis over their expected useful lives between two and five years.

Capitalized development costs are subject to regular assessments of recoverability based on anticipated future revenues, including the impact of changes in technology. Unamortized capitalized development costs determined to be in excess of their recoverable amounts are expensed immediately.

Other intangible assets

Expenditures on acquired patents, trademarks and licenses are capitalized and amortized using the straight-line method over their useful lives, but not exceeding 20 years. Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down to its recoverable amount. Costs of software licenses associated with internal-use software are capitalized. These costs are included within other intangible assets and are amortized over a period not to exceed three years.

Pensions

The Group companies have various pension schemes in accordance with the local conditions and practices in the countries in which they operate. The schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations.

The Group's contributions to defined contribution plans and to multi-employer and insured plans are charged to the profit and loss account in the period to which the contributions relate.

For defined benefit plans, principally the reserved portion of the Finnish TEL system, pension costs are assessed using the projected unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the service cost over the service lives of employees. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates on government securities that have terms to maturity approximating the terms of the related liabilities. Actuarial gains and losses outside the corridor are recognized over the average remaining service lives of employees.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows:

Buildings and constructions	20–33 years
Production machinery, measuring and test equipment	3 years
Other machinery and equipment	3–10 years

Land and water areas are not depreciated.

Maintenance, repairs and renewals are generally charged to expense during the financial period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on the disposal of fixed assets are included in operating profit/loss.

Leases

The Group has entered into various operating leases, the payments under which are treated as rentals and charged to the profit and loss account on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost, which approximates actual cost, on a first in first out (FIFO) basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization.

In addition to the cost of materials and direct labor, an appropriate proportion of production overheads are included in the inventory values.

An allowance is recorded for excess inventory and obsolescence.

Cash and cash equivalents

Bank and cash consist of cash at bank and in hand. Cash equivalents consist of highly liquid available-for-sale investments purchased with remaining maturities at the date of acquisition of three months or less.

Short-term Investments

The Group considers all highly liquid marketable securities purchased with maturity at acquisition of more than three months as short-term investments. They are included in current available-for-sale investments, liquid assets, in the balance sheet.

Accounts receivable

Accounts receivable are carried at the original invoice amount to customers less an estimate made for doubtful receivables based on a periodic review of all outstanding amounts, which includes an analysis of historical bad debt, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms. Bad debts are written off when identified.

Borrowings

Borrowings are classified as originated loans and are recognized initially at an amount equal to the proceeds received, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the profit and loss account over the period of the borrowings.

Loans to customers

Loans to customers are recorded at amortized cost. Loans are subject to regular and thorough review as to their collectibility and as to available collateral; in the event that any loan is deemed not fully recoverable, provision is made to reflect the shortfall between the carrying amount and the present value of the expected cash flows. Interest income on loans to customers is accrued monthly on the principal outstanding at the market rate on the date of financing and is included within other operating income within selling, general and administrative expenses.

Income taxes

Current taxes are based on the results of the Group companies and are calculated according to local tax rules.

Deferred tax assets and liabilities are determined, using the liability method, for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used in the determination of deferred income tax.

Under this method the Group is required, in relation to an acquisition, to make provision for deferred taxes on the difference between the fair values of the net assets acquired and their tax bases.

The principal temporary differences arise from intercompany profit in inventory, warranty and other provisions, untaxed reserves and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Stock compensation

No compensation cost is recognized in respect of stock options, restricted shares and performance shares granted to employees. The options are granted with a fixed exercise price set on a date outlined in the plan. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium. Treasury shares are acquired by the Group to meet its obligations under employee stock compensation plans in the United States. When treasury shares are issued on exercise of stock options any gain or loss is recognized in share issue premium. Tax benefits on options exercised in the United States are credited to share issue premium.

Under the restricted share and performance share programs, Nokia shares are delivered to employees at a future point in time. Performance shares vest subject to the Group's performance reaching the threshold performance levels measured by pre-defined performance criteria. The method by which the shares are obtained for delivery, as determined by the Group, include the use of one or more of the following: treasury shares, newly issued shares and shares purchased on the open market.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement would be recognized as an asset but only when the reimbursement is virtually certain.

The Group recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. The provision is calculated based on historical experience of the level of repairs and replacements.

The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each balance sheet date.

The Group recognizes a provision for the estimated future settlements related to asserted and unasserted Intellectual Property Rights (IPR) infringements, based on the probable outcome of each case as of each balance sheet date.

The Group recognizes a provision for social security costs on unexercised stock options granted to employees at the date options are granted. The provision is measured based on the fair value of the options, and the amount of the provision is adjusted to reflect the changes in the Nokia share price.

The Group recognizes a provision for prior year tax contingencies based upon the estimated future settlement amount at each balance sheet date.

Dividends

Dividends proposed by the Board of Directors are not recorded in the financial statements until they have been approved by the shareholders at the Annual General Meeting.

Earnings per share

The Group calculates both basic and diluted earnings per share in accordance with IAS 33, Earnings per share, (IAS 33). Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

New IFRS standards and revised IAS standards

In December 2003, International Accounting Standards (IAS) were amended as the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These standards replace IAS 32 (revised 2000), and supersedes IAS 39 (revised 2000), and must be applied for annual periods beginning on or after January 1, 2005. Under IAS 39 (revised) no cash flow hedge accounting is available on forecast intragroup transactions. Any deferral of hedging gains or losses that were included in the 2004 and 2003 consolidated financial statements needs to be reversed. The final form of the standards is still open and given the uncertainty the Group is currently not able to estimate the impact of adopting the revised standards on the financial statements.

The revised IAS 21, The Effects of Changes in Foreign Exchange Rates, issued by the IASB in December 2003, requires the goodwill arising on the acquisition of a foreign operation to be expressed in the functional currency of the foreign operation and translated at the closing rate. Currently the Group records goodwill arising on the acquisition of a foreign entity using the exchange rate at the date of the transaction. The revised standard is effective for fiscal years beginning on or after January 1, 2005. The Group does not expect the adoption of the revised standard will have a material impact on the Group's financial position, results of operations or cash flows.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. Currently the Group has only share-based payment transactions with employees to be settled in equity instruments of the Company. The services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments granted. The compensation is recognized as an expense in the profit and loss account over the service period. IFRS 2 is effective for fiscal years beginning on or after January 1, 2005 and applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested at the effective date of the standard. The Group is currently estimating the impact of adopting IFRS 2 on the financial statements.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after March 31, 2004. The standard requires that all business combinations be accounted for by the purchase method, provides specific criteria for recognizing intangible assets acquired in a business combination and also prohibits the amortization of goodwill and instead requires it to be tested for impairment annually, in accordance with the revised IAS 36. Any excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is recognized immediately as a gain.

Goodwill related to acquisitions prior to March 31, 2004 continued to be amortized through December 31, 2004 as required in the transition guidance. Goodwill related to acquisitions subsequent to March 31, 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. Currently the Group does not have indefinitely lived intangible assets. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after January 1, 2005. The Group does not expect the adoption of these standards to have a material impact on the Group's financial position, results of operations or cash flows.

In March 2004, the IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which addresses financial accounting and reporting for the disposal of non-current assets. The standard supersedes IAS 35, Discontinuing Operations. IFRS 5 introduces the concept of a disposal group and adopts the classification "held for sale". IFRS 5 retains the requirement to report separately discontinued operations. An asset classified as held for sale, or included within a disposal group that is classified as held for sale, is not depreciated. IFRS 5 is effective for fiscal years beginning on or after January 1, 2005. The Group does not expect the adoption of this standard will have a material impact on the Group's financial position, results of operations or cash flows.

2. Change in comparative figures—cash equivalents

 In 2003 and earlier, the Group maintained its excess cash in a single pool of highly liquid, low risk instruments with varying maturity dates. These pooled instruments were originally presented as cash equivalents irrespective of the instruments' maturities. During 2004, cash management practices were revised, such that this single pool was divided into two—one of instruments with maturities of 90 days or less at the date of acquisition and the other of instruments with maturities of more than 90 days at the date of acquisition.

This change was made in order for the Group to better manage its excess liquidity by enabling the use of longer dated instruments where appropriate and by facilitating a wider range of benchmarks for performance measurement and interest risk management purposes. Both pools remain available to meet the Group's cash commitments, and initially, both have similar highly liquid and low risk profiles, with the pool of 90 day and under instruments treated as cash equivalents and the pool of over 90 day instruments treated as available-for-sale investments, liquid assets.

In the future the risk profile of the two pools may be different in line with the revised cash management practices.

Prior year amounts in the balance sheet and the statement of cash flows have been changed to reflect the current composition of cash equivalents and available-for-sale investments, liquid assets.

Further details of the Group's risk management principles in relation to its excess liquidity are provided in Note 35.

3. Segment information

 Until January 1, 2004, Nokia's organizational and reporting structure consisted of three primary business segments: Nokia Mobile Phones, Nokia Networks, and Nokia Ventures Organization. Effective January 1, 2004, Nokia's structure was reorganized in a move to further align the Group's overall structure with its strategy. Nokia's revised structure includes four business segments, which form the main reporting structure: Mobile Phones; Multimedia; Enterprise Solutions and Networks. Nokia's reportable segments represent the strategic business units that offer different products and services for which monthly financial information is provided to the Board. The comparative figures have been regrouped accordingly.

Mobile Phones currently offers mobile phones and devices based on the three global cellular technologies: GSM/EDGE, CDMA and TDMA.

The Multimedia business group focuses on bringing connected and mobile multimedia to consumers in the form of advanced mobile devices and solutions.

Enterprise Solutions offers businesses solutions ranging from business-optimized mobile devices for end users to a broad portfolio of IP network perimeter security gateways and mobile connectivity offerings.

Networks is a leading provider of network infrastructure, communications and networks service platforms and professional services to operators and service providers.

In addition to the four business groups, the Group's organization has two horizontal units to support the mobile device business groups, increase operational efficiency and competitiveness, and to take advantage of economies of scale: Customer and Market Operations and Technology Platforms. The horizontal groups are not separate reporting entities, but their costs are carried mainly by the mobile device business groups, which comprises of Mobile Phones, Multimedia and Enterprise Solutions, with the balance included in Common Group Expenses. The costs and revenues as well as assets and liabilities of the horizontal groups are allocated to the mobile device business groups on a symmetrical basis; with any amounts not so allocated included in Common Group Functions. Common Group Functions consists of common research and general Group functions.

The accounting policies of the segments are the same as those described in Note 1. Nokia accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices. Nokia evaluates the performance of its segments and allocates resources to them based on operating profit.

No single customer represents 10% or more of Group revenues.

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Total reportable segments	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2004
Profit and Loss Information
Net sales to external customers	18,429	3,636	806	6,367	29	29,267		29,267
Net sales to other segments	78	23	24	—	(29)	96	(96)	—
Depreciation and amortization	306	77	23	314	148	868		868
Impairment and customer finance charges	—	—	—	115	11	126		126
Operating profit	3,768	179	(199)	878	(296)	4,330		4,330
Share of results of associated companies	—	—	—	—	(26)	(26)		(26)
Balance Sheet Information
Capital expenditures(1)	279	67	18	91	93	548		548
Segment assets(2)	3,758	787	210	3,055	1,142	8,952	(12)	8,940
of which:
Investments in associated companies	—	—	—	—	200	200		200
Unallocated assets(3)								13,729

Total assets								22,669

Segment liabilities(4)	4,114	934	271	1,574	170	7,063	(12)	7,051
Unallocated liabilities(5)								1,212

Total liabilities								8,263

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Total reportable segments	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2003
Profit and Loss Information
Net sales to external customers	20,826	2,496	502	5,620	11	29,455		29,455
Net sales to other segments	125	8	27	—	(11)	149	(149)	—
Depreciation and amortization	378	55	10	520	175	1,138		1,138
Impairment and customer finance charges	—	—	—	200	40	240		240
Operating profit	5,927	(186)	(141)	(219)	(370)	5,011		5,011
Share of results of associated companies	—	—	—	—	(18)	(18)		(18)
Balance Sheet Information
Capital expenditures(1)	298	33	3	44	54	432		432
Segment assets(2)	4,169	604	135	4,108	1,101	10,117	(22)	10,095
of which:
Investments in associated companies	—	—	—	—	76	76		76
Unallocated assets(3)								13,825

Total assets								23,920

Segment liabilities(4)	4,532	689	180	1,628	178	7,207	(22)	7,185
Unallocated liabilities(5)								1,423

Total liabilities								8,608

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Total reportable segments	Eliminations	Group
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
2002
Profit and Loss Information
Net sales to external customers	21,417	1,552	469	6,538	40	30,016		30,016
Net sales to other segments	211	3	18	1	(40)	193	(193)	—
Depreciation and amortization	501	46	28	542	194	1,311		1,311
Impairment and customer finance charges	—	—	61	400	77	538		538
Operating profit	5,718	(365)	(102)	(49)	(422)	4,780		4,780
Share of results of associated companies	—	—	—	—	(19)	(19)		(19)

(1)
Including goodwill and capitalized development costs, capital expenditures in 2004 amount to EUR 649 million (EUR 670 million in 2003). The goodwill and capitalized development costs consist of EUR 11 million in 2004 (EUR 17 million in 2003) for Mobile Phones, EUR 3 million in 2004 (12 million in 2003) for Multimedia, EUR 1 million in 2004 (EUR 22 million in 2003) for Enterprise Solutions, EUR 83 million in 2004 (182 million in 2003) for Networks and EUR 3 million in 2004 (EUR 5 million in 2003) for Common Group Functions.

(2)
Comprises intangible assets, property, plant and equipment, investments, inventories and accounts receivable as well as prepaid expenses and accrued income except those related to interest and taxes.

(3)
Unallocated assets include cash and other liquid assets, available-for-sale investments, long-term loans receivable and other financial assets as well as interest and tax related prepaid expenses and accrued income. Tax related prepaid expenses and accrued income, and deferred tax assets amount to EUR 826 million in 2004 (EUR 834 million in 2003).

(4)
Comprises accounts payable, prepaid income, accrued expenses and provisions except those related to interest and taxes.

(5)
Unallocated liabilities include long-term liabilities, short-term borrowings and current portion of long-term debt, as well as interest and tax related prepaid income, accrued expenses and provisions. Tax related prepaid income and accrued expenses, and deferred tax liabilities amount to EUR 246 million in 2004 (EUR 394 million in 2003).

	2004	2003	2002
	EURm	EURm	EURm
Net sales to external customers by geographic area by location of customer
Finland	351	347	353
USA	3,416	4,475	4,665
China	2,660	2,013	2,802
Great Britain	2,261	2,693	3,111
Germany	1,730	2,297	1,849
Other	18,849	17,630	17,236

Total	29,267	29,455	30,016

	2004	2003
	EURm	EURm
Segment assets by geographic area
Finland	3,429	4,215
USA	1,025	1,563
China	880	1,011
Great Britain	502	344
Germany	353	387
Other	2,751	2,575

Total	8,940	10,095

	2004	2003	2002
	EURm	EURm	EURm
Capital expenditures by market area
Finland	216	160	188
USA	80	49	71
China	57	53	47
Great Britain	5	9	27
Germany	20	17	21
Other	170	144	78

Total(1)	548	432	432

(1)
Including goodwill and capitalized development costs, capital expenditures amount to EUR 649 million in 2004 (EUR 670 million in 2003 and EUR 860 million in 2002). The goodwill and capitalized development costs in 2004 consist of EUR 0 million in USA (EUR 20 million in USA in 2003 and 1 million in USA in 2002) and EUR 101 million in other areas (EUR 218 million in 2003 and EUR 427 million in 2002).

4. Percentage of completion

 Contract sales recognized under the cost-to-cost method of percentage of completion accounting were approximately EUR 5.2 billion in 2004 (EUR 4.8 billion in 2003 and EUR 5.9 billion in 2002). Billings in advance of contract revenues, included in prepaid income, were EUR 185 million at December 31, 2004 (EUR 195 million in 2003 and 108 million in 2002). Contract revenues recorded prior to billings, included in receivables, were EUR 80 million at December 31, 2004 (EUR 665 million in 2003 and EUR 573 million in 2002).

Revenue recognition on initial 3G network contracts started in 2002 when Nokia Networks achieved 3G functionality for its single-mode and dual-mode WCDMA 3G systems. Until the time 3GPP specifications required by our customers were met, the application of the cost-to-cost input model was deferred. Upon achieving 3G functionality for WCDMA network projects, the Group began recognizing revenue under the cost-to-cost input method of percentage of completion accounting and have continued to apply the method in 2003 and in 2004.

5. Personnel expenses

	2004	2003	2002
	EURm	EURm	EURm
Wages and salaries	2,805	2,501	2,531
Pension expenses, net	253	184	224
Other social expenses	372	341	385

Personnel expenses as per profit and loss account	3,430	3,026	3,140

Pension expenses, comprised of multi-employer, insured and defined contribution plans were EUR 192 million in 2004 (EUR 146 million in 2003 and EUR 167 million in 2002).

	2004	2003	2002
	EURm	EURm	EURm
Remuneration of the Chairman and the other members of the Board of Directors, Group Executive Board and Presidents and Managing Directors*	25	22	19

* Incentives included in remuneration	8	5	4

Pension commitments for the management:

The retirement age of the management of the Group companies is between 60-65 years.

For the Chief Executive Officer and the President of the Parent Company the retirement age is 60 years. There were also three other Group Executive Board Members whose retirement age is 60 years as of December 31, 2004. There is also one other Member, following his arrangement from a previous employer, who has a retirement benefit of 65% of his pensionable salary beginning at age 62. Early retirement is possible at age 55 with reductions in benefits. Nokia does not offer any similar benefit to any other members of the 2004 Group Executive Board.

Average personnel

	2004	2003	2002
Mobile Phones	2,853
Multimedia	2,851
Enterprise Solutions	2,167
Networks	15,463
Common Group Functions	30,177

Nokia Group	53,511	51,605	52,714

6. Pensions

 The most significant pension plans are in Finland and are comprised of the Finnish state TEL system with benefits directly linked to employee earnings. These benefits are financed in two distinct portions. The majority of benefits are financed by contributions to a central pool with the majority of the contributions being used to pay current benefits. The other part comprises reserved benefits which are pre-funded through the trustee-administered Nokia Pension Foundation. The pooled portion of the TEL system is accounted for as a defined contribution plan and the reserved portion as a defined benefit plan. The foreign plans include both defined contribution and defined benefit plans.

Effective on January 1, 2005, the Finnish TEL system will undergo a reform. The most significant change that will have an impact on Nokia's future financial statements is that pensions accumulated after 2005 are calculated on the earnings during the entire working career, not only on the basis of the last few years of employment as provided by the old rules. An increase to the rate at which pensions accrue has led to a past service cost of EUR 5 million which will be recognized over employees' future working life.

The amounts recognized in the balance sheet relating to single employer defined benefit schemes are as follows:

	2004		2003
	Domestic Plans	Foreign Plans	Domestic Plans	Foreign Plans
	EURm	EURm	EURm	EURm
Fair value of plan assets	768	303	683	204
Present value of funded obligations	(727)	(398)	(666)	(343)

Surplus/(Deficit)	41	(95)	17	(139)
Unrecognized net actuarial (gains)/losses	93	82	140	61
Unrecognized past service cost	5	—	—	—

Prepaid/(Accrued) pension cost in balance sheet	139	(13)	157	(78)

The amounts recognized in the profit and loss account are as follows:

	2004	2003	2002
	EURm	EURm	EURm
Current service cost	62	54	58
Interest cost	56	46	47
Expected return on plan assets	(56)	(55)	(61)
Net actuarial losses (gains) recognized in year	—	3	2
Past service cost gain (-) loss (+)	(1)	—	11
Curtailment	—	(10)	—

Total, included in personnel expenses	61	38	57

Movements in prepaid pension costs recognized in the balance sheet are as follows:

	2004		2003
	EURm		EURm
Prepaid pension costs at beginning of year	79		70
Net income (expense) recognized in the profit and loss account	(61)		(38)
Contributions paid	108		47

Prepaid pension costs at end of year	126	*	79	*

*
Included within prepaid expenses and accrued income

The principal actuarial weighted average assumptions used were as follows:

	2004		2003
	Domestic	Foreign	Domestic	Foreign
	%	%	%	%
Discount rate for determining present values	4.75	5.00	5.25	5.30
Expected long term rate of return on plan assets	5.00	5.31	6.00	6.87
Annual rate of increase in future compensation levels	3.50	3.82	3.50	3.49
Pension increases	2.00	2.38	2.30	2.27

The prepaid pension cost above is made up of a prepayment of EUR 202 million (EUR 164 million in 2003) and an accrual of EUR 76 million (EUR 85 million in 2003).

The domestic pension plans' assets include Nokia securities with fair values of EUR 4 million in 2004 (EUR 19 million in 2003).

The foreign pension plan assets include a self investment through a loan provided to Nokia by the Group's German pension fund of EUR 62 million (EUR 64 million in 2003). See Note 32.

The actual return on plan assets was EUR 83 million in 2004 (EUR 41 million in 2003).

7. Selling and marketing expenses, administration expenses and other operating income and expenses

	2004	2003	2002
	EURm	EURm	EURm
Selling and marketing expenses	(2,552)	(2,649)	(2,579)
Administration expenses	(604)	(630)	(701)
Other operating expenses	(162)	(384)	(292)
Other operating income	343	300	333

Total	(2,975)	(3,363)	(3,239)

Other operating income for 2004 includes a gain of EUR 160 million representing the premium return under a multi-line, multi-year insurance program, which expired during 2004. The return was due to our low claims experience during the policy period.

Other operating income for 2003 includes a gain of EUR 56 million on the sale of the remaining shares of Nokian Tyres Ltd. In 2003, Nokia Networks recorded a charge of EUR 80 million for personnel expenses and other costs in connection with the restructuring taken in light of general downturn in market conditions, of which EUR 15 million was paid during 2003.

Other operating income for 2002 includes a gain of EUR 106 million relating to the sale of Nokia's investment in PayPal. Other operating expenses for 2002 are composed of various items which are individually insignificant.

The Group expenses advertising and promotion costs as incurred. Advertising and promotional expenses were EUR 1,144 million in 2004 (1,414 million in 2003 and EUR 1,174 million in 2002).

8. Impairment

2004	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Common Group Functions	Group
	EURm	EURm	EURm	EURm	EURm	EURm
Impairment of available-for-sale investments	—	—	—	—	11	11
Impairment of capitalized development costs	—	—	—	115	—	115

Total, net	—	—	—	115	11	126

2003
	EURm	EURm	EURm	EURm	EURm	EURm
Customer finance impairment charges, net of reversals	—	—	—	(226)	—	(226)
Impairment of goodwill	—	—	—	151	—	151
Impairment of available-for-sale investments	—	—	—	—	27	27
Impairment of capitalized development costs	—	—	—	275	—	275

Total, net	—	—	—	200	27	227

2002
	EURm	EURm	EURm	EURm	EURm	EURm
Customer finance impairment charges, net	—	—	—	279	—	279
Impairment of goodwill	—	—	61	121	—	182
Impairment of available-for-sale investments	—	—	—	—	77	77

Total, net	—	—	61	400	77	538

During 2004, Nokia recorded an impairment charge of EUR 65 million of capitalized development costs due to the abandonment of FlexiGateway and Horisontal Technology modules. In addition, an impairment charge of EUR 50 million was recorded on WCDMA radio access network program due to changes in market outlook. The impairment loss was determined as the difference between the carrying amount of the asset and its recoverable amount. The recoverable amount for WCDMA radio access network was derived from the discounted cash flow projections, which covers the estimated life of the WCDMA radio access network current technology using a discount rate of 15%. The impaired technologies were part of Networks business group.

Relating to restructuring at Networks, Nokia recorded in 2003 EUR 206 million impairment of capitalized development costs relating to the WCDMA 3G systems. In 2003 Nokia also recorded a EUR 26 million and EUR 43 million impairment of capitalized development costs relating to FlexiGateway and Metrosite systems, respectively. The impairment losses were determined as the difference between the carrying amount of the asset and its recoverable amount. In determining the recoverable amount the Group calculated the present value of estimated discounted future cash flows, using a 15% discount rate for WCDMA and FlexiGateway and 12% discount rate for

Metrosite, expected to arise from the continuing use of the asset and from its disposal at the end of its useful life.

During 2002, Nokia recorded a net customer financing impairment charge of EUR 279 million. Of this amount, EUR 292 million was an impairment charge to write down the loans receivable to their estimated recoverable amount related to MobilCom and EUR 13 million was a partial recovery received relating to amounts written off in 2001 related to Dophin. The impairment charge recorded in 2002 relating to Mobilcom was substantially reversed in 2003 by EUR 226 million as a result of the company receiving repayment of the MobilCom loans receivables in the form of subordinated convertible perpetual bonds of France Telecom. See Notes 11, 16 and 21.

In 2003 and 2002 Nokia has evaluated the carrying value of goodwill arising from certain acquisitions by determining if the carrying values of the net assets of the cash generating unit to which the goodwill belongs exceeds the recoverable amounts of that unit. In 2003 and 2002, in the Nokia Networks business, Nokia recorded an impairment charge of EUR 151 million and EUR 104 million, respectively, on goodwill related to the acquisition of Amber Networks. The recoverable amount for Amber Networks was derived from the value in use discounted cash flow projections, which covers the estimated life of the Amber platform technology, using a discount rate of 15%. At December 31, 2004, there is EUR 0 million of Amber goodwill (EUR 0 million in 2003). The impairment is a result of significant declines in the market outlook for products under development.

In 2002, Nokia recognized impairment loss of EUR 36 million on goodwill related to the acquisition of Ramp Networks. In 2002, Nokia recognized an impairment loss of EUR 25 million, respectively, on goodwill related to the acquisition of Network Alchemy. Both of these entities are part of Enterprise Solutions business segment. The remaining goodwill balances were written off as a result of decisions to discontinue the related product development.

Nokia recognized various minor goodwill impairment charges totaling EUR 0 million in 2004 and 2003 and EUR 17 million in 2002.

During 2004 the Group's investment in certain equity securities suffered a permanent decline in fair value resulting in an impairment charge of EUR 11 million relating to non-current available-for-sale investments (EUR 27 million in 2003 and EUR 77 million in 2002).

9. Acquisitions

In 2003 Nokia made three minor purchase acquisitions for a total consideration of EUR 38 million, of which EUR 20 million in cash and EUR 18 million in non-cash consideration.

In 2002, Nokia increased its voting percentage of 39.97% and holding percentage of 59.97% in Nextrom Holding S.A. to voting percentage of 86.21% and a holding percentage of 79.33%. These increases resulted from rights offering by Nextrom in June 2002 and by acquiring new registered and bearer shares in an offering by Nextrom in December 2002 both totalling EUR 13 million. The fair value of net assets acquired was EUR 4 million giving rise to goodwill of EUR 9 million.

10. Depreciation and amortization

	2004	2003	2002
	EURm	EURm	EURm
Depreciation and amortization by asset category
Intangible assets
Capitalized development costs	244	327	233
Intangible rights	38	51	65
Goodwill	96	159	206
Other intangible assets	30	21	28
Property, plant and equipment
Buildings and constructions	32	34	37
Machinery and equipment	426	545	737
Other tangible assets	2	1	5

Total	868	1,138	1,311

Depreciation and amortization by function
Cost of sales	196	214	314
R&D	431	537	473
Selling, marketing and administration	137	185	211
Other operating expenses	8	43	107
Goodwill	96	159	206

Total	868	1,138	1,311

11. Financial income and expenses

	2004	2003	2002
	EURm	EURm	EURm
Income from available-for-sale investments
Dividend income	22	24	25
Interest income	299	323	230
Other financial income	178	38	27
Exchange gains and losses	8	32	(29)
Interest expense	(22)	(25)	(43)
Other financial expenses	(80)	(40)	(54)

Total	405	352	156

During 2004, Nokia sold approximately 69% of its original holdings in the subordinated convertible perpetual bonds issued by France Telecom. As a result, the Group booked a total net gain of EUR 106 million in other financial income, of which EUR 104 million was recycled from Fair Value and Other Reserves. See Notes 16 and 21.

12. Income taxes

	2004	2003	2002
	EURm	EURm	EURm
Income tax expense
Current tax	(1,392)	(1,686)	(1,423)
Deferred tax	(43)	(13)	(61)

Total	(1,435)	(1,699)	(1,484)

Finland	(1,117)	(1,118)	(1,102)
Other countries	(318)	(581)	(382)

Total	(1,435)	(1,699)	(1,484)

The differences between income tax expense computed at statutory rates (29% in Finland in 2004, 2003 and 2002) and income tax expense provided on earnings are as follows at December 31:

	2004	2003	2002
	EURm	EURm	EURm
Income tax expense at statutory rate	1,372	1,555	1,431
Amortization of goodwill	28	46	59
Impairment of goodwill	—	58	70
Provisions without income tax benefit/expense	—	—	(10)
Taxes for prior years	(34)	56	8
Taxes on foreign subsidiaries' profits in excess of (lower than) income taxes at statutory rates	(130)	(77)	(59)
Operating losses with no current tax benefit	—	8	6
Net increase in provisions	67	14	(39)
Change in deferred tax rate	26	—	—
Deferred tax liability on undistributed earnings	60	—	—
Other	46	39	18

Income tax expense	1,435	1,699	1,484

At December 31, 2004 the Group had loss carry forwards, primarily attributable to foreign subsidiaries of EUR 105 million (EUR 186 million in 2003 and EUR 425 million in 2002), most of which will expire between 2005 and 2024.

In 2005, the corporate tax rate in Finland will be reduced from 29% to 26%. The change had no impact on the current tax expense in 2004. The impact of the change on the Profit and loss account through change in deferred taxes in 2004 was EUR 26 million.

Certain of the Group companies' income tax returns for periods ranging from 1998 through 2002 are under examination by tax authorities. The Group does not believe that any significant additional taxes in excess of those already provided for will arise as a result of the examinations.

During 2004, the Group analyzed its future foreign investment plans with respect to certain foreign investments. As a result of this analysis, the Group concluded that it could no longer represent that all foreign earnings may be permanently reinvested. Accordingly, the Group recorded the recognition of a EUR 60 million deferred tax liability during the year.

13. Intangible assets

	2004	2003
	EURm	EURm
Capitalized development costs
Acquisition cost January 1	1,470	1,707
Additions	101	218
Impairment and write-offs	(115)	(455)
Accumulated amortization December 31	(1,178)	(933)

Net carrying amount December 31	278	537

Goodwill
Acquisition cost January 1	1,298	1,429
Additions	—	20
Impairment charges (Note 8)	—	(151)
Accumulated amortization December 31	(1,208)	(1,112)

Net carrying amount December 31	90	186

Other intangible assets
Acquisition cost January 1	554	524
Additions	86	87
Disposals	(7)	(44)
Translation differences	(4)	(13)
Accumulated amortization December 31	(420)	(369)

Net carrying amount December 31	209	185

The amount of capitalized development cost impairment and write-offs in 2004 include an EUR 50 million impairment charge based on IFRS impairment review and EUR 65 million of other impairments (EUR 275 million and EUR 180 million in 2003, respectively).

14. Property, plant and equipment

	2004	2003
	EURm	EURm
Land and water areas
Acquisition cost January 1	108	112
Additions	1	—
Disposals	(5)	—
Translation differences	—	(4)

Net carrying amount December 31	104	108

Buildings and constructions
Acquisition cost January 1	887	911
Additions	38	5
Disposals	(10)	(1)
Translation differences	(5)	(28)
Accumulated depreciation December 31	(220)	(196)

Net carrying amount December 31	690	691

Machinery and equipment
Acquisition cost January 1	3,223	3,249
Additions	438	336
Disposals	(277)	(313)
Translation differences	(13)	(49)
Accumulated depreciation December 31	(2,681)	(2,521)

Net carrying amount December 31	690	702

Other tangible assets
Acquisition cost January 1	18	22
Additions	1	—
Disposals	—	(1)
Translation differences	2	(3)
Accumulated depreciation December 31	(11)	(6)

Net carrying amount December 31	10	12

Advance payments and fixed assets under construction
Acquisition cost January 1	53	60
Additions	25	44
Disposals	—	(10)
Transfers to:
Other intangible assets	(1)	(4)
Buildings and constructions	(8)	—
Machinery and equipment	(30)	(35)
Translation differences	1	(2)

Net carrying amount December 31	40	53

Total property, plant and equipment	1,534	1,566

15. Investments in associated companies

	2004	2003
	EURm	EURm
Net carrying amount January 1	76	49
Additions	150	59
Share of results	(26)	(18)
Translation differences	1	(2)
Other movements	(1)	(12)

Net carrying amount December 31	200	76

In 2004 Nokia increased its ownership in Symbian from 32.2% to 47.9% by acquiring part of the shares of Symbian owned by Psion for EUR 102 million (GBP 70 million). EUR 68 million (GBP 47 million) of the total acquisition cost was paid in cash and the remaining purchase price is considered as contingent consideration to be paid in 2005 and 2006. Nokia also participated in a rights issue to raise EUR 73 million (GBP 50 million) additional funding to Symbian. The issue was pro rata to existing shareholders.

In 2003 Nokia increased its ownership in Symbian from 19.0% to 32.2% by acquiring part of the shares of Symbian owned by Motorola representing 13.2% of all the shares in Symbian, for EUR 57 million (GBP 39.6 million) in cash.

Shareholdings in associated companies are comprised of investments in unlisted companies in all periods presented.

16. Available-for-sale investments

	2004	2003
	EURm	EURm
Fair value at January 1	11,088	8,093
Additions (deductions), net	(221)	2,911
Fair value gains/losses	20	111
Impairment charges (Note 8)	(11)	(27)

Fair value at December 31	10,876	11,088

Non-current	169	121
Current	255	816
Current, liquid assets	9,085	8,512
Current, cash equivalents	1,367	1,639

Available-for-sale investments, comprising marketable debt and equity securities and investments in unlisted equity shares, are fair valued, except in the case of certain unlisted equities, where the fair value cannot be measured reliably. Such unlisted equities are carried at cost, less impairment (EUR 54 million in 2004 and EUR 45 million in 2003). Fair value for equity investments traded in active markets and for unlisted equities, where the fair value can be measured reliably, was EUR 115 million in 2004 and EUR 77 million in 2003. Fair value for equity investments traded in active markets is determined by using exchange quoted bid prices. For other investments, fair value is estimated by using the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses arising from the change in the fair value of available-for-sale investments are recognized directly in fair value and other reserves.

Available-for-sale investments comprise: (1) the subordinated convertible perpetual bonds of France Telecom (convertible at any time to ordinary shares of France Telecom at a price of EUR 40 and with a fixed coupon of 5.75% until the end of 2009, thereafter floating rate plus a spread of 300bp, both being subject to a maximum 50bp step down linked to France Telecom's long term credit ratings), which are regarded as current available-for-sale investments, (2) highly liquid, interest-bearing investments with maturities at acquisition of longer than 3 months, which are regarded as current available-for-sale investments, liquid assets and (3) similar types of investments as in category (2), but with maturities at acquisition of less than 3 months, which are regarded as current available-for-sale investments, cash equivalents. The remaining part of the available-for-sale investments portfolio is classified as non-current. See Note 35 for details of these investments.

17. Long-term loans receivable

 Long-term loans receivable, consisting of loans made to customers principally to support their financing of network infrastructure and services or working capital, net of allowances and write-offs amounts (Note 8), are repayable as follows:

	2004	2003
	EURm	EURm
Under 1 year	—	—
Between 1 and 2 years	—	354
Between 2 and 5 years	—	—
Over 5 years	—	—

	—	354

18. Inventories

	2004	2003
	EURm	EURm
Raw materials, supplies and other	326	346
Work in progress	477	435
Finished goods	502	388

Total	1,305	1,169

19. Receivables

 Prepaid expenses and accrued income consists of VAT and other tax receivables, prepaid pension costs, accrued interest income and other accrued income, but no amounts which are individually significant.

Accounts receivable include EUR 118 million (EUR 40 million in 2003) due more than 12 months after the balance sheet date.

20. Valuation and qualifying accounts

Allowances on assets to which they apply:	Balance at beginning of year	Charged to cost and expenses	Charged to other accounts	Deductions(1)	Balance at end of year
	EURm	EURm	EURm	EURm	EURm
2004
Doubtful accounts receivable	367	155	—	(161)	361
Excess and obsolete inventory	188	308	—	(324)	172
2003
Doubtful accounts receivable	300	228	—	(161)	367
Excess and obsolete inventory	290	229	—	(331)	188
2002
Doubtful accounts receivable	217	186	—	(103)	300
Long-term loans receivable	13	—	—	(13)	—
Excess and obsolete inventory	314	318	—	(342)	290

(1)
Deductions include utilization and releases of the allowances

21. Fair value and other reserves

	Hedging reserve, EURm			Available-for-sale investments, EURm			Total, EURm
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Balance at December 31, 2002	31	(9)	22	(13)	(16)	(29)	18	(25)	(7)

Cash flow hedges:
Fair value gains/(losses) in period	1	1	2	—	—	—	1	1	2
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	110	(12)	98	110	(12)	98
Transfer to profit and loss account on impairment	—	—	—	27	—	27	27	—	27
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(84)	20	(64)	(84)	20	(64)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	43	(6)	37	43	(6)	37

Balance at December 31, 2003	32	(8)	24	83	(14)	69	115	(22)	93

Cash flow hedges:
Fair value gains/(losses) in period	59	(16)	43	—	—	—	59	(16)	43
Available-for-sale Investments:
Net fair value gains/(losses)	—	—	—	18	(1)	17	18	(1)	17
Transfer to profit and loss account on impairment	—	—	—	11	—	11	11	—	11
Transfer of fair value gains to profit and loss account on disposal	—	—	—	(105)	10	(95)	(105)	10	(95)
Transfer of fair value losses to profit and loss account on disposal	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	91	(24)	67	7	(5)	2	98	(29)	69

In order to ensure that amounts deferred in the cash flow hedging reserve represent only the effective portion of gains and losses on properly designated hedges of future transactions that remain highly probable at the balance sheet date, Nokia has adopted a process under which all derivative gains and losses are initially recognized in the profit and loss account. The appropriate reserve balance is calculated at the end of each period and posted to equity.

Nokia continuously reviews the underlying cash flows and the hedges allocated thereto, to ensure that the amounts transferred to the Hedging Reserve during the year ended December 31, 2004 and 2003 do not include gains/losses on forward exchange contracts that have been designated to hedge forecasted sales or purchases that are no longer expected to occur. Because of the number of transactions undertaken during each period and the process used to calculate the reserve balance, separate disclosure of the transfers of gains and losses to and from the reserve would be impractical.

All of the net fair value gains or losses recorded in the Fair value and other reserve at December 31, 2004 on open forward foreign exchange contracts which hedge anticipated future foreign currency sales or purchases are transferred from the Hedging Reserve to the profit and loss account when the forecasted foreign currency cash flows occur, at various dates up to 1 year from the balance sheet date.

22. The shares of the Parent Company

 See Note 15 to the Financial Statements of the Parent company.

23. Distributable earnings

2004
EURm
Retained earnings	13,765
Translation differences (distributable earnings)	(432)
Treasury shares	(2,022)
Other non-distributable items
Portion of untaxed reserves	12

Distributable earnings December 31	11,323

Retained earnings under IFRS and Finnish Accounting Standards (FAS) are substantially the same. Distributable earnings are calculated based on Finnish legislation.

24. Long-term liabilities

 Long-term loans are repayable as follows:

	Outstanding December 31, 2004	Repayment date beyond 5 years	Outstanding December 31, 2003
	EURm	EURm	EURm
Loans from financial institutions	—	—	1
Loans from pension insurance companies	19	19	18
Other long-term finance loans	—	—	1
Other long-term liabilities	96	96	67

	115	115	87

Deferred tax liabilities	179		241

Total long-term liabilities	294		328

The long-term liabilities excluding deferred tax liabilities as of December 31, 2004 mature as follows:

	EURm	Percent of total
2005	—	—
2006	—	—
2007	—	—
2008	—	—
2009	—	—
Thereafter	115	100.0%

	115	100.0%

The currency mix of the Group long-term liabilities as at December 31, 2004 was as follows:

EUR	USD
97.24%	2.76%

25. Deferred taxes

	2004	2003
	EURm	EURm
Deferred tax assets:
Intercompany profit in inventory	41	40
Tax losses carried forward	12	36
Warranty provision	118	157
Other provisions	174	179
Other temporary differences	190	233
Untaxed reserves	88	98

Total deferred tax assets	623	743

Deferred tax liabilities:
Untaxed reserves	(30)	(33)
Fair value gains/losses	(28)	(22)
Undistributed earnings	(60)	—
Other	(61)	(186)

Total deferred tax liabilities	(179)	(241)

Net deferred tax asset	444	502

The tax charged to shareholders' equity is as follows:
Fair value and other reserves, fair value gains/losses	(7)	(22)

In 2005, the corporate tax rate in Finland will be reduced from 29% to 26%. The impact of the change on the deferred tax assets in 2004 was a reduction of EUR 28 million and on the deferred tax liabilities an increase of EUR 2 million. Accordingly, the impact of the change in the tax rate on the profit and loss account through change in deferred taxes in 2004 was EUR 26 million tax expense.

During 2004, the Group analyzed the majority of its future foreign investment plans with respect to foreign investments. As a result of this analysis, the Group concluded that it could no longer represent that all foreign earnings may be permanently reinvested. Accordingly, the Group recorded the recognition of a EUR 60 million deferred tax liability during the year.

At December 31, 2004 the Group had loss carry forwards of EUR 67 million (EUR 75 million in 2003) for which no deferred tax asset was recognized due to uncertainty of utilization of these loss carry forwards. These loss carry forwards will expire in years 2005 through 2010.

26. Short-term borrowings

 Short-term borrowings consist primarily of borrowings from banks denominated in different foreign currencies.

The weighted average interest rate at December 31, 2004 and 2003 was 3.07% and 6.73%, respectively.

27. Accrued expenses

	2004	2003
	EURm	EURm
Social security, VAT and other taxes	450	501
Wages and salaries	209	170
Prepaid income	293	276
Other	1,654	1,521

Total	2,606	2,468

Other includes various amounts which are individually insignificant.

28. Provisions

	Warranty	IPR infringements	Other	Total
	EURm	EURm	EURm	EURm
At January 1, 2004	1,303	371	748	2,422
Exchange differences	(6)	—	—	(6)
Additional provisions	751	96	653	1,500
Change in fair value	—	—	(8)	(8)
Unused amounts reversed	(233)	(74)	(187)	(494)

Charged to profit and loss account	518	22	458	998

Utilized during year	(598)	(35)	(302)	(935)

At December 31, 2004	1,217	358	904	2,479

	2004	2003
	EURm	EURm
Analysis of total provisions at December 31:
Non-current	726	593
Current	1,753	1,829

The IPR provision is based on estimated future settlements for asserted and unasserted past IPR infringements. Final resolution of IPR claims generally occurs over several periods. This results in varying usage of the provision year to year.

Other provisions include tax provisions of EUR 364 million at December 31, 2004 (EUR 185 million in 2003). Other items within Other provisions include provisions for non-cancelable purchase commitments, provision for social security costs on stock options and provision for losses on projects in progress.

29. Earnings per share

	2004	2003	2002
Numerator/EURm
Basic/Diluted:
Net profit	3,207	3,592	3,381

Denominator/1000 shares
Basic:
Weighted average shares	4,593,196	4,761,121	4,751,110
Effect of dilutive securities:
stock options, restricted shares and performance shares	7,141	40	36,932

Diluted:
Adjusted weighted average shares and assumed conversions	4,600,337	4,761,161	4,788,042

Under IAS 33, basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, restricted shares and performance shares outstanding during the period.

30. Commitments and contingencies

	2004	2003
	EURm	EURm
Collateral for our own commitments
Property under mortgages	18	18
Assets pledged	11	13
Contingent liabilities on behalf of Group companies
Other guarantees	275	184
Collateral given on behalf of other companies
Securities pledged(1)	—	28
Contingent liabilities on behalf of other companies
Guarantees for loans(1)	3	5
Other guarantees	2	—
Financing commitments
Customer finance commitments(1)	56	490

(1)
See also note 35 b

The amounts above represent the maximum principal amount of commitments and contingencies.

Property under mortgages given as collateral for our own commitments include mortgages given to the Finnish National Board of Customs as a general indemnity of EUR 18 million in 2004 (EUR 18 million in 2003).

Assets pledged for the Group's own commitments include available-for-sale investments of EUR 11 million in 2004 (EUR 3 million of inventories and EUR 10 million available-for-sale investments in 2003).

Other guarantees include guarantees of Nokia's performance of EUR 223 million in 2004 (EUR 171 million in 2003). However, EUR 175 million of these guarantees are provided to certain Networks' customers in the form of bank guarantees, standby letters of credit and other similar instruments. These instruments entitle the customer to claim payment as compensation for non-performance by Nokia of its obligations under network infrastructure supply agreements. Depending on the nature of the instrument, compensation is payable either immediately upon request, or subject to independent verification of nonperformance by Nokia.

Securities pledged and guarantees for loans on behalf of other companies of EUR 3 million in 2004 (EUR 33 million in 2003) represent guarantees relating to payment by certain Networks' customers under specified loan facilities between such customers and their creditors. Nokia's obligations under such guarantees are released upon the earlier of expiration of the guarantee or early payment by the customer.

Financing commitments of EUR 56 million in 2004 (EUR 490 million in 2003) are available under loan facilities negotiated with customers of Networks. Availability of the amounts is dependent upon the borrower's continuing compliance with stated financial and operational covenants and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services and to fund working capital.

The Group has been named as defendant along with certain of its senior executives in a class action complaint in the United States relating to certain public statements about its product portfolio and related financial projections. The Group does not believe that the claim has merit and intends to vigorously defend itself.

The Group is party to routine litigation incidental to the normal conduct of business. In the opinion of management the outcome of and liabilities in excess of what has been provided for related to these and other proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

As of December 31, 2004, the Group had purchase commitments of EUR 1,236 million (EUR 1,051 million in 2003) relating to inventory purchase obligations, primarily for purchases in 2005.

31. Leasing contracts

 The Group leases office, manufacturing and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options for various periods of time.

The future costs for non-cancellable leasing contracts are as follows:

Operating leases
Leasing payments, EURm
2005	175
2006	137
2007	94
2008	78
2009	70
Thereafter	57

Total	611

Rental expense amounted to EUR 236 million in 2004 (285 million in 2003 and EUR 384 million in 2002).

32. Related party transactions

 Nokia Pension Foundation is a separate legal entity that manages and holds in trust the assets for the Group's Finnish employee benefit plans; these assets include 0.008% of Nokia's shares.

At December 31, 2004 the Group had borrowings amounting to EUR 62 million (EUR 64 million in 2003) from Nokia Unterstützungskasse GmbH, the Group's German pension fund, which is a separate legal entity.

The Group recorded net rental expense of EUR 2 million in 2004 (EUR 2 million in 2003 and EUR 2 million in 2002) pertaining to a sale-leaseback transaction with the Nokia Pension Foundation involving certain buildings and a lease of the underlying land.

There were no loans granted to top management at December 31, 2004 or 2003. See Note 5, Personnel expenses, for officers and directors remunerations.

33. Associated companies

	2004	2003	2002
	EURm	EURm	EURm
Share of results of associated companies	(26)	(18)	(19)
Dividend income	2	3	1
Share of shareholders' equity of associated companies	37	18	30
Liabilities to associated companies	3	3	7

34. Notes to cash flow statement

	2004	2003	2002
	EURm	EURm	EURm
Adjustments for:
Depreciation and amortization (Note 10)	868	1,138	1,311
(Profit)/loss on sale of property, plant and equipment and available-for-sale investments	26	170	(92)
Income taxes (Note 12)	1,435	1,699	1,484
Share of results of associated companies (Note 33)	26	18	19
Minority interest	67	54	52
Financial income and expenses (Note 11)	(405)	(352)	(156)
Impairment charges (Note 8)	129	453	245
Premium return	(160)	—	—
Customer financing impairment charges and reversals	—	(226)	279
Other	—	(1)	9

Adjustments, total	1,986	2,953	3,151

Change in net working capital
(Increase) Decrease in short-term receivables	385	(207)	(16)
(Increase) Decrease in inventories	(193)	(41)	243
Increase in interest-free short-term liabilities	107	54	687

Change in net working capital	299	(194)	914

Non-cash investing activities
Acquisition of:
Current available-for-sale investments in settlement of customer loan	—	676	—
Company acquisitions	—	18	—

Total	—	694	—

35. Risk management

General risk management principles

Nokia's overall risk management concept is based on visibility of the key risks preventing Nokia from reaching its business objectives. This covers all risk areas; strategic, operational, financial and hazard risks. Risk management at Nokia is a systematic and pro-active way to analyze, review and manage all opportunities, threats and risks related to Nokia?s objectives rather than to solely eliminate risks.

The principles documented in Nokia?s Risk Policy and accepted by the Audit Committee of the Board of Directors require risk management and its elements to be integrated into business processes. One of the main principles is that the business or function owner is also the risk owner, however, it is everyone's responsibility at Nokia to identify risks preventing us from reaching our objectives.

Key risks are reported to the business and Group level management to create assurance on business risks and to enable prioritization of risk management implementation at Nokia. In addition to general principles there are specific risk management policies covering, for example, treasury and customer finance risks.

Financial risks

The key financial targets for Nokia are growth, profitability, operational efficiency and a strong balance sheet. The objective for the Treasury function is twofold: to guarantee cost-efficient funding for the Group at all times, and to identify, evaluate and hedge financial risks in close co-operation with the business groups. There is a strong focus in Nokia on creating shareholder value. The Treasury function supports this aim by minimizing the adverse effects caused by fluctuations in the financial markets on the profitability of the underlying businesses and by managing the balance sheet structure of the Group.

Nokia has Treasury Centers in Geneva, Singapore/Beijing and New York/Sao Paolo, and a Corporate Treasury unit in Espoo. This international organization enables Nokia to provide the Group companies with financial services according to local needs and requirements.

The Treasury function is governed by policies approved by top management. Treasury Policy provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management in Nokia. Operating Policies cover specific areas such as foreign exchange risk, interest rate risk, use of derivative financial instruments, as well as liquidity and credit risk. Nokia is risk averse in its Treasury activities. Business Groups have detailed Standard Operating Procedures supplementing the Treasury Policy in financial risk management related issues.

a)    Market risk

Foreign exchange risk

Nokia operates globally and is thus exposed to foreign exchange risk arising from various currency combinations. Foreign currency denominated assets and liabilities together with expected cash flows from highly probable purchases and sales give rise to foreign exchange exposures. These transaction exposures are managed against various local currencies because of Nokia's substantial production and sales outside the Eurozone.

Due to the changes in the business environment, currency combinations may also change within the financial year. The most significant non-euro sales currencies during the year were US dollar (USD), UK pound sterling (GBP) and Australian dollar (AUD). In general, depreciation of another currency relative to the euro has an adverse effect on Nokia's sales and operating profit, while appreciation of another currency has a positive effect, with the exception of Japanese yen (JPY), being the only significant foreign currency in which Nokia has more purchases than sales.

The following chart shows the break-down by currency of the underlying net foreign exchange transaction exposure as of December 31, 2004 (in some of the currencies, especially the US dollar, Nokia has both substantial sales as well as cost, which have been netted in the chart).

According to the foreign exchange policy guidelines of the Group, material transaction foreign exchange exposures are hedged. Exposures are mainly hedged with derivative financial instruments such as forward foreign exchange contracts and foreign exchange options. The majority of financial instruments hedging foreign exchange risk have a duration of less than a year. The Group does not hedge forecasted foreign currency cash flows beyond two years.

Nokia uses the Value-at-Risk ("VaR") methodology to assess the foreign exchange risk related to the Treasury management of the Group exposures. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. To correctly take into account the non-linear price function of certain derivative instruments, Nokia uses Monte Carlo simulation. Volatilities and correlations are calculated from a one-year set of daily data. The VaR figures assume that the forecasted cash flows materialize as expected. The VaR figures for the Group transaction foreign exchange exposure, including hedging transactions and Treasury exposures for netting and risk management purposes, with a one-week horizon and 95% confidence level, are shown in Table 1, below.

Table 1 Transaction foreign exchange position Value-at-Risk

VaR	2004	2003
	EURm	EURm
At December 31	12.7	16.7
Average for the year	14	9.3
Range for the year	1.6-26.9	5.8-16.7

Since Nokia has subsidiaries outside the Euro zone, the euro-denominated value of the shareholders' equity of Nokia is also exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in the Group consolidation. Nokia uses, from time to time, foreign exchange contracts and foreign currency denominated loans to hedge its equity exposure arising from foreign net investments.

Interest rate risk

The Group is exposed to interest rate risk either through market value fluctuations of balance sheet items (i.e. price risk) or through changes in interest income or expenses (i.e. re-investment risk). Interest rate risk mainly arises through interest-bearing liabilities and assets. Estimated future changes in cash flows and balance sheet structure also expose the Group to interest rate risk.

Treasury is responsible for monitoring and managing the interest rate exposure of the Group. Due to the current balance sheet structure of Nokia, emphasis is placed on managing the interest rate risk of investments.

Nokia uses the VaR methodology to assess and measure the interest rate risk in the investment portfolio, which is benchmarked against a one-year investment horizon. The VaR figure represents the potential fair value losses for a portfolio resulting from adverse changes in market factors using a specified time period and confidence level based on historical data. For interest rate risk VaR, Nokia uses variance-covariance methodology. Volatilities and correlations are calculated from a one-year set of daily data. The VaR-based interest rate risk figures for an investment portfolio with a one-week horizon and 95% confidence level are shown in Table 2, below.

Table 2 Treasury investment portfolio Value-at-Risk

VaR	2004	2003
	EURm	EURm
At December 31	10.4	9.8
Average for the year	6.3	6.7
Range for the year	3.6-10.8	4.7-11.9

Equity price risk

Nokia has certain strategic minority investments in publicly traded companies. These investments are classified as available-for-sale. The fair value of the equity investments at December 31, 2004 was EUR 7 million (EUR 8 million in 2003).

There are currently no outstanding derivative financial instruments designated as hedges of these equity investments. The VaR figures for equity investments, shown in Table 3, below, have been calculated using the same principles as for interest rate risk.

Table 3 Equity investments Value at Risk

VaR	2004	2003
	EURm	EURm
At December 31	0.1	0.2
Average for the year	0.2	3.5
Range for the year	0.1-0.3	0.2-9.4

In addition to the listed equity holdings, Nokia invests in private equity through Nokia Venture Funds. The fair value of these available-for-sale equity investments at December 31, 2004 was USD 142 million (USD 85 million in 2003). Nokia is exposed to equity price risk on social security costs relating to stock compensation plans. Nokia hedges this risk by entering into cash settled equity swap and option contracts.

b)    Credit risk

Customer Finance Credit Risk

Network operators in some markets sometimes require their suppliers to arrange or provide term financing in relation to infrastructure projects. Nokia has maintained a financing policy aimed at close cooperation with banks, financial institutions and Export Credit Agencies to support selected customers in their financing of infrastructure investments. Nokia actively mitigates, market conditions permitting, this exposure by arrangements with these institutions and investors.

Credit risks related to customer financing are systematically analyzed, monitored and managed by Nokia's Customer Finance organization, reporting to the Chief Financial Officer. Credit risks are approved and monitored by Nokia's Credit Committee along principles defined in the Company's credit policy and according to the credit approval process. The Credit Committee consists of the CFO, Group Controller, Head of Group Treasury and Head of Nokia Customer Finance.

There were no outstanding loans to customers (EUR 354 million in 2003 net of allowances and write-offs), while financial guarantees given on behalf of third parties totaled EUR 3 million (EUR 33 million in 2003). In addition, we had financing commitments totaling EUR 56 million (EUR 490 million in 2003). Total customer financing (outstanding and committed) stood at EUR 59 million (EUR 877 million in 2003).

The term customer financing portfolio at December 31, 2004 was:

	Outstanding	Financing Commitments	Total
	EURm	EURm	EURm
Total Portfolio	3	56	59

The term customer financing portfolio at December 31, 2004 mainly consists of committed customer financing to wireless operator Astelit LLC in Ukraine, of which none was outstanding.

Financial credit risk

Financial instruments contain an element of risk of the counterparties being unable to meet their obligations. This risk is measured and monitored by the Treasury function. The Group minimizes financial credit risk by limiting its counterparties to a sufficient number of major banks and financial institutions, as well as through entering into netting arrangements, which gives the Company the right to offset in the case that the counterparty would not be able to fulfill the obligations.

Direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The fixed income and money market investment decisions are based on strict creditworthiness criteria. The outstanding investments are also constantly monitored by the Treasury. Nokia does not expect the counterparties to default given their high credit quality.

Current Available-for-sale investments(1)(2)(3)

	Maturity date less than 12 months			Maturity date 12 months or more			Total
2004	Fair Value	Unrealized Losses	Unrealized Gains	Fair Value	Unrealized Losses	Unrealized Gains	Fair Value	Unrealized Losses	Unrealized Gains
Governments	1,820	—	1	3,999	(14)	4	5,819	(14)	5
Banks	3,927	—	1	428	(1)	2	4,355	(1)	3
Corporates	166	—	—	302	—	10	468	—	10
Asset backed securities	—	—	—	65	—	—	65	—	—

	5,913	—	2	4,794	(15)	16	10,707	(15)	18

2003
Governments	1,058	—	1	1,109	(3)	6	2,167	(3)	7
Banks	5,206	(1)	2	264	—	4	5,470	(1)	6
Corporates	2,165	—	1	1,115	—	128	3,280	(1)	128
Asset backed securities	—	—	—	50	—	—	50	—	—

	8,430	(2)	4	2,538	(3)	137	10,967	(5)	141

	2004	2003
	EURm	EURm
Fixed rate investments	10,429	10,541
Floating rate investments	278	426

Total	10,707	10,967

(1)
Available-for-sale investments are carried at fair value in 2004 and 2003.

(2)
Weighted average interest rate for current available-for-sale investments was 3.63% in 2004 and 3.08% in 2003.

(3)
Included within current Available-for-sale investments is EUR 11 million and EUR 31 million of restricted cash at December 31, 2004 and 2003, respectively.

c)     Liquidity risk

 Nokia guarantees a sufficient liquidity at all times by efficient cash management and by investing in liquid interest bearing securities. Due to the dynamic nature of the underlying business Treasury also aims at maintaining flexibility in funding by keeping committed and uncommitted credit lines available. At the end of December 31, 2004 the committed facility totaled USD 2.0 billion. The committed credit facility is intended to be used for U.S. and Euro Commercial Paper Programs back up purposes. The commitment fee on the facility is 0.10% per annum.

The most significant existing funding programs include:

          Revolving Credit Facility of USD 2,000 million, maturing in 2008

          Local commercial paper program in Finland, totaling EUR 750 million

          Euro Commercial Paper (ECP) program, totaling USD 500 million

          US Commercial Paper (USCP) program, totaling USD 500 million

None of the above programs have been used to a significant degree in 2004.

Nokia's international creditworthiness facilitates the efficient use of international capital and loan markets. The ratings of Nokia from credit rating agencies have not changed during the year. The ratings as at December 31, 2004 were:

Short-term	Standard & Poor's	A-1
	Moody's	P-1
Long-term	Standard & Poor's	A
	Moody's	A1

Hazard risk

Nokia strives to ensure that all financial, reputation and other losses to the Group and our customers are minimized through preventive risk management measures or purchase of insurance. Insurance is purchased for risks, which cannot be internally managed. Nokia's Insurance & Risk Finance function's objective is to ensure that Group's hazard risks, whether related to physical assets (e.g. buildings) or intellectual assets (e.g. Nokia brand) or potential liabilities (e.g. product liability) are optimally insured.

Nokia purchases both annual insurance policies for specific risks as well as multi-line and/or multi-year insurance policies, where available.

Notional amounts of derivative financial instruments(1)

	2004	2003
	EURm	EURm
Foreign exchange forward contracts(2)	10,745	10,271
Currency options bought(2)	715	2,924
Currency options sold(2)	499	2,478
Interest rate swaps	—	1,500
Cash settled equity options(3)	237	228
Credit default swaps(4)	200	—

(1)
Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2)
As at December 31, 2004 notional amounts include contracts amounting to EUR 1.6 billion used to hedge the shareholders' equity of foreign subsidiaries (December 31, 2003 EUR 3.3 billion).

(3)
Cash settled equity options can be used to hedge risk relating to incentive programs and investment activities.

(4)
Credit default swaps are used to selectively hedge counterparty risks involved in investment activities.

Fair values of derivatives

The net fair values of derivative financial instruments at the balance sheet date were:

	2004	2003
	EURm	EURm
Derivatives with positive fair value(1):
Forward foreign exchange contracts(2)	278	358
Currency options bought	14	59
Cash settled equity options	5	13
Interest rate swaps	—	1
Embedded derivatives(3)	—	25
Derivatives with negative fair value(1):
Forward foreign exchange contracts(2)	(89)	(108)
Currency options written	(11)	(35)
Credit default swaps	(2)	—
Embedded derivatives(3)	—	(8)

(1)
Out of the forward foreign exchange contracts and currency options, fair value EUR 43 million was designated for hedges of net investment in foreign subsidiaries as at December 31, 2004 (EUR 90 million at December 31, 2003) and reported within translation differences.

(2)
Out of the foreign exchange forward contracts, fair value EUR 91 million was designated for cash flow hedges as at December 31, 2004 (EUR 33 million at December 31, 2003) and reported in fair value and other reserves.

(3)
Embedded derivatives are components of contracts having the characteristics of derivatives, and thus requiring fair valuing of such components. The change in the fair value is reported in other financial income and expenses.

36. Principal Nokia Group companies at December 31, 2004

		Parent holding %	Group majority %
US	Nokia Inc.	—	100.00
DE	Nokia GmbH	100.00	100.00
GB	Nokia UK Limited	—	100.00
KR	Nokia TMC Limited	100.00	100.00
CN	Nokia Capitel Telecommunications Ltd	—	52.90
NL	Nokia Finance International B.V.	100.00	100.00
HU	Nokia Komárom Kft	100.00	100.00
BR	Nokia do Brazil Technologia Ltda	99.99	100.00
IT	Nokia Italia Spa	100.00	100.00
IN	Nokia India Ltd	100.00	100.00
CN	Dongguan Nokia Mobile Phones Company Ltd	—	70.00
CN	Beijing Nokia Hang Xing Telecommunications Systems Co. Ltd	—	69.00

Shares in listed companies

Group holding more than 5%

	Group holding %	Group voting %
Nextrom Holding S.A.	79.33	86.21

Under a binding sale agreement signed on December 31, 2004, Nokia will sell its entire holding in Nextrom Holding S.A. and the remaining loan agreement to Knill Group. The transaction is expected to be completed during the first quarter of 2005. The negative impact of EUR 12 million from the divestiture was recognized in other operating expenses in 2004.
Associated companies
Symbian Limited	47.90	47.90

A complete list of subsidiaries and associated companies is included in Nokia's Statutory Accounts.

Profit and Loss Accounts, Parent Company, FAS

		Financial year ended December 31
	Notes	2004	2003
		EURm	EURm
Net sales		22,888	22,402
Cost of sales		(15,162)	(13,704)
Gross margin		7,726	8,698
Selling and marketing expenses		(982)	(1,058)
Research and development expenses		(3,587)	(3,496)
Administrative expenses		(666)	(762)
Other operating expenses		(63)	(79)
Other operating income		124	392
Operating profit	2, 3	2,552	3,695
Financial income and expenses
Income from long-term investments
Dividend income from Group companies		418	106
Dividend income from other companies		23	23
Interest income from Group companies		6	15
Interest income from other companies		—	21
Other interest and financial income
Interest income from Group companies		169	145
Interest income from other companies		—	1
Other financial income from other companies		21	42
Exchange gains and losses		117	144
Interest expenses and other financial expenses
Interest expenses to Group companies		(65)	(26)
Interest expenses to other companies		(2)	(9)
Other financial expenses		(10)	(19)

Financial income and expenses, total		677	443
Profit before extraordinary items and taxes		3,229	4,138
Extraordinary items
Group contributions		12	93

Extraordinary items, total		12	93
Profit before taxes		3,241	4,231
Income taxes
for the year		(826)	(1,132)
from previous years		19	(29)

Net profit		2,434	3,070

See Notes to the financial statements of the parent company.

Balance Sheets, Parent Company, FAS

		December 31
	Notes	2004	2003
		EURm	EURm
ASSETS
Fixed assets and other non-current assets
Intangible assets	4
Capitalized development costs		328	619
Intangible rights		59	52

		387	671
Tangible assets	5	—	—
Investments
Investments in subsidiaries	6	3,597	3,540
Investments in associated companies	6	5	4
Long-term loan receivables from Group companies		140	152
Long-term loan receivables from other companies		38	394
Other non-current assets	7	7	17

		3,787	4,107
Current assets
Inventories and work in progress
Raw Materials and supplies		102	81
Work in progress		84	80
Finished goods		284	237
Prepaid inventories		2	7

		472	405
Receivables
Trade debtors from Group companies		633	1,895
Trade debtors from other companies		1,523	1,046
Short-term loan receivables from Group companies		12,704	9,886
Short-term loan receivables from other companies		6	13
Prepaid expenses and accrued income from Group companies		71	3
Prepaid expenses and accrued income from other companies		576	454

		15,513	13,297
Short-term investments		—	31
Bank and cash		75	72

		20,234	18,583

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	8
Share capital		280	288
Share issue premium		2,230	2,222
Treasury shares	8	(2,012)	(1,351)
Retained earnings	9	7,729	8,062
Net profit for the year	8, 9	2,434	3,070

		10,661	12,291
Liabilities
Short-term liabilities
Current finance liabilities from Group companies		6,436	3,100
Current finance liabilities from other companies		2	65
Advance payments from other companies		133	4
Trade creditors to Group companies		634	767
Trade creditors to other companies		902	923
Accrued expenses and prepaid income to Group companies		76	16
Accrued expenses and prepaid income to other companies		1,390	1,417

		9,573	6,292
		20,234	18,583

See Notes to the financial statements of the parent company.

Cash Flow Statements, Parent Company, FAS

		Financial year ended December 31
	Notes	2004	2003
		EURm	EURm
Cash flow from operating activities
Net profit		2,434	3,070
Adjustments, total	13	539	1,041

Net profit before change in net working capital		2,973	4,111
Change in net working capital	13	679	(660)

Cash generated from operations		3,652	3,451
Interest received		175	167
Interest paid		(70)	(37)
Other financial income and expenses		133	127
Income taxes paid		(928)	(1,095)

Cash flow before extraordinary items		2,962	2,613
Extraordinary income and expenses		93	119

Net cash from operating activities		3,055	2,732
Cash flow from investing activities
Investments in shares		(398)	(235)
Additions to capitalized development costs		(101)	(218)
Capital expenditures		(39)	(36)
Proceeds from sale of shares		346	1,024
Long-term loans made to customers		(1)	(97)
Proceeds from repayment and sale of long term loans receivable		365	315
Proceeds from other long-term receivables		13	163
Payments of short-term receivables		(2,880)	(1,420)
Dividends received		366	123

Net cash used in investing activities		(2,329)	(381)
Cash flow from financing activities
Proceeds from share issue		—	23
Proceeds from borrowings		3,333	247
Repayment of borrowings		(23)	(64)
Purchase of treasury shares		(2,660)	(1,351)
Dividends paid		(1,399)	(1,340)
Support to the Foundation of Nokia Corporation		(5)	—

Net cash used in financing activities		(754)	(2,485)

Net decrease in cash and cash equivalents		(28)	(134)
Cash and cash equivalents at beginning of period		103	237

Cash and cash equivalents at end of period		75	103

See Notes to the financial statements of the parent company.

Notes to the Financial Statements of the Parent Company

1. Accounting principles

 The Parent company Financial Statements are prepared according to Finnish Accounting Standards (FAS).

See Note 1 to Notes to the consolidated financial statements.

2. Personnel expenses

	2004	2003
	EURm	EURm
Wages and salaries	1,172	1,050
Pension expenses	162	149
Other social expenses	80	117

Personnel expenses as per profit and loss account	1,414	1,316

Remuneration of the members of the Board of Directors, the Chief Executive Officer and the President*	6	5

* Salaries include incentives	3	2

Pension commitments for the management:

For the Chief Executive Officer and the President of the Parent Company the retirement age is 60 years. There were three other Group Executive Board Members whose retirement age is 60 years as of December 31, 2004. There was also one other member, following his arrangement from a previous employer, who has a retirement benefit of 65% of his pensionable salary beginning at age 62. Early retirement is possible at age 55 with reductions in benefits. Nokia does not offer any similar benefit to any other members of the 2004 Group Executive Board.

Personnel average	2004	2003
Production	5,029	4,839
Marketing	1,609	1,577
R&D	12,861	12,553
Administration	3,292	3,481

	22,791	22,450

Personnel, December 31	22,990	22,132

3. Depreciation and amortization

	2004	2003
	EURm	EURm
Depreciation and amortization by asset class category
Intangible assets
Capitalized development costs	290	327
Intangible rights	31	42
Tangible assets	—	—

Total	321	369

Depreciation and amortization by function
R&D	298	332
Production	—	—
Selling, marketing and administration	23	37

Total	321	369

4. Intangible assets

	2004	2003
	EURm	EURm
Capitalized development costs
Acquisition cost January 1	1,416	1,706
Additions	101	201
Disposals	(123)	(491)
Accumulated amortization December 31	(1,066)	(797)

Net carrying amount December 31	328	619

Intangible rights
Acquisition cost January 1	256	225
Additions	40	36
Disposals	(4)	(5)
Accumulated amortization December 31	(233)	(204)

Net carrying amount December 31	59	52

Other intangible assets
Acquisition cost January 1	3	50
Additions	—	—
Disposals	—	(47)
Accumulated amortization December 31	(3)	(3)

Net carrying amount December 31	—	—

5. Tangible assets

 At the end of 2004 and 2003 the parent company had no tangible assets. These assets were leased from Nokia Asset Management Oy, a company wholly owned by Nokia Oyj.

6. Investments

	2004	2003
	EURm	EURm
Investments in subsidiaries
Acquisition cost January 1	3,540	3,519
Additions	68	41
Disposals	(11)	(20)

Net carrying amount December 31	3,597	3,540

Investments in associated companies
Acquisition cost January 1	4	5
Additions	1	—
Disposals	—	(1)

Net carrying amount December 31	5	4

7. Other non-current assets

	2004	2003
	EURm	EURm
Investments in other shares
Acquisition cost January 1	17	17
Additions	334	231
Disposals	(344)	(238)

Net carrying amount December 31	7	10
Other investments	—	7

	7	17

At the balance sheet date, the fair value of investments in listed companies was EUR 0 million (EUR 1 million in 2003).

8. Shareholders' equity

	Share capital	Share issue premium	Treasury shares	Retained earnings	Total
Parent Company, EURm
Balance at December 31, 2002	287	2,182	—	9,401	11,870

Share issue	1	40			41
Acquisitions of treasury shares			(1,351)		(1,351)
Dividend				(1,339)	(1,339)
Net profit				3,070	3,070

Balance at December 31, 2003	288	2,222	(1,351)	11,132	12,291

Share issue					—
Cancellation of treasury shares	(8)	8	1,999	(1,999)	—
Acquisitions of treasury shares			(2,660)		(2,660)
Dividend				(1,399)	(1,399)
Support to the Foundation of Nokia Corporation				(5)	(5)
Net profit				2,434	2,434

Balance at December 31, 2004	280	2,230	(2,012)	10,163	10,661

9. Distributable earnings

	2004	2003
	EURm	EURm
Retained earnings from previous years	7,729	8,062
Net profit for the year	2,434	3,070

Retained earnings, total	10,163	11,132
Treasury shares	(2012)	(1351)

Distributable earnings, December 31	8,151	9,781

10. Commitments and contingencies

	2004	2003
	EURm	EURm
Collateral for own commitments
Mortgages	—	—
Collateral given on behalf of other companies
Assets pledged	—	28
Contingent liabilities on behalf of Group companies
Guarantees for loans	173	112
Leasing guarantees	246	350
Other guarantees	244	186
Contingent liabilities on behalf of other companies
Guarantees for loans	3	5
Other guarantees	1	—

11. Leasing contracts

 At December 31, 2004 the leasing contracts of the Parent Company amounted to EUR 491 million (EUR 936 million in 2003), of which EUR 454 million in 2004 relate to Group internal agreements. EUR 473 million will expire in 2005 (EUR 472 million in 2004).

12. Loans granted to top management

 There were no loans granted to top management at December 31, 2004.

13. Notes to cash flow statements

	2004	2003
	EURm	EURm
Adjustments for:
Depreciation	321	339
Income taxes	807	1,161
Financial income and expenses	(677)	(443)
Impairment charge	102	374
Other operating income and expenses	(14)	(390)

Adjustments, total	539	1,041

Change in net working capital
Short-term trade receivables, increase (-), decrease (+)	682	(564)
Inventories, increase (-), decrease (+)	(67)	181
Interest-free short-term liabilities, increase (+), decrease (-)	64	(277)

Change in net working capital	679	(660)

Non-cash investing activities
Acquisition of:
Current available-for-sale investments in settlement of customer loan	—	676

14. Principal Nokia Group companies on December 31, 2004

 See note 36 to Notes to the consolidated financial statements.

15. Nokia Shares and Shareholders

 See Nokia Shares and Shareholders p. 67–75.

Nokia shares and shareholders

Shares and share capital

Nokia has one class of shares. Each Nokia share entitles the holder to one (1) vote at General Meetings of Nokia. With effect from April 10, 2000, the par value of the share is EUR 0.06.

The minimum share capital stipulated in the Articles of Association is EUR 170 million and the maximum share capital EUR 680 million. The share capital may be increased or reduced within these limits without amending the Articles of Association.

On December 31, 2004 the share capital of Nokia Corporation was EUR 279,825,678.00 and the total number of shares was 4,663,761,300.

On December 31, 2004 the total number of shares included 176,819,877 shares owned by the Group companies with an aggregate par value of EUR 10,609,192.62 representing approximately 3.79% of the total number of shares and votes.

Share Capital and Shares Dec. 31, 2004(1)	2004	2003	2002	2001	2000
Share capital, EURm	280	288	287	284	282

Shares (1,000, par value EUR 0.06)	4,663,761	4,796,292	4,787,907	4,737,530	4,696,213

Shares owned by the Group (1,000)	176,820	96,024	1,145	1,228	4,080

Number of shares excluding shares owned by the Group (1,000)	4,486,941	4,700,268	4,786,762	4,736,302	4,692,133

Average number of shares excluding shares owned by the Group during the year (1,000), basic	4,593,196	4,761,121	4,751,110	4,702,852	4,673,162

Average number of shares excluding shares owned by the Group during the year (1,000), diluted	4,600,337	4,761,160	4,788,042	4,787,219	4,792,980

Number of registered shareholders(2)	142,095	133,991	129,508	116,352	94,500

(1)
Figures have been recalculated to reflect the par value of EUR 0.06 of the share

(2)
Each account operator is included in the figure as only one registered shareholder

Key Ratios December 31, IFRS (calculation see page 78)	2004		2003	2002	2001	2000
Earnings per share from net profit, EUR
Earnings per share, basic	0.70		0.75	0.71	0.47	0.84
Earnings per share, diluted	0.70		0.75	0.71	0.46	0.82

P/E Ratio	16.60		18.28	21.34	61.60	56.50

(Nominal) dividend per share, EUR	0.33		0.30	0.28	0.27	0.28
Total dividends paid, EURm(1)	1,539	*	1,439	1,341	1,279	1,315
Payout ratio	0.47		0.40	0.39	0.57	0.33

Dividend yield, %	2.8		2.2	1.8	0.9	0.6

Shareholders' equity per share, EUR	3.17		3.22	2.98	2.58	2.30
Market capitalization, EURm(2)	52,138		65,757	72,537	137,163	222,876

*
Board's proposal.

(1)
Calculated for all the shares of the company as of the applicable year-end.

(2)
Shares owned by the Group companies are not included.

Splits of the par value of the Nokia share	Par value before	Split ratio	Par value after	Effective date
1986	FIM 100 (EUR 16.82)	5:1	FIM 20 (EUR 3.36)	December 31, 1986
1995	FIM 20 (EUR 3.36)	4:1	FIM 5 (EUR 0.84)	April 24, 1995
1998	FIM 5 (EUR 0.84)	2:1	FIM 2.5 (EUR 0.42)	April 16, 1998
1999	FIM 2.5 (EUR 0.42)	2:1	EUR 0.24 (1)	April 12, 1999
2000	EUR 0.24	4:1	EUR 0.06	April 10, 2000

(1)
At the same time with a bonus issue of EUR 0.03 per each share of a par value of EUR 0.24.

Authorizations

Authorization to increase the share capital

The Board of Directors had been authorized by Nokia shareholders at the Annual General Meeting held on March 27, 2003 to decide on an increase of the share capital by a maximum of EUR 57,000,000 offering a maximum of 950,000,000 new shares. In 2004, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization expired on March 27, 2004.

At the Annual General Meeting held on March 25, 2004 Nokia shareholders authorized the Board of Directors to decide on an increase of the share capital by a maximum of EUR 55,500,000, of which a maximum of EUR 3,000,000 may result from incentive plans, within one year from the resolution of the Annual General Meeting. The increase of the share capital may consist of one or more issues offering a maximum of 925,000,000 new shares with a par value of EUR 0.06. The share capital may be increased in deviation from the shareholders' pre-emptive rights for share subscription provided that from the company's perspective important financial grounds exist such as financing or carrying out of an acquisition or another arrangement and granting incentives to selected members of the personnel. In 2004, the Board of Directors did not increase the share capital on the basis of this authorization. The authorization is effective until March 25, 2005.

At the end of 2004, the Board of Directors had no other authorizations to issue shares, convertible bonds, warrants or stock options.

Other authorizations

The Board of Directors had been authorized by Nokia shareholders at the Annual General Meeting held on March 27, 2003 to decide to repurchase a maximum of 225 million Nokia shares. In 2004 Nokia repurchased 38,057,700 Nokia shares on the basis of this authorization.

At the Annual General Meeting held on March 25, 2004 Nokia shareholders authorized the Board of Directors to repurchase a maximum of 230 million Nokia shares, representing less than 5% of total shares outstanding, and to resolve on the disposal of a maximum of 230 million Nokia shares. In 2004, a total of 176,000,000 Nokia shares were repurchased under the buy-back authorization, as a result of which the unused authorization amounted to 54,000,000 shares on December 31, 2004. No shares were disposed of in 2004 under the respective authorization. The shares may be repurchased under the buy-back authorization in order to carry out the company's stock repurchase plan as a means to develop the capital structure of the company, to finance or carry out acquisitions or other arrangements, to grant incentives to selected members of the personnel or in connection with these, to be transferred in other ways, or to be cancelled. The authorization to dispose of the shares may be carried out pursuant to terms determined by the Board in connection with acquisitions or other arrangements or for incentive purposes to selected members of the personnel. The Board may resolve to dispose the shares in another proportion than that of the shareholders' pre-emptive rights to the company's shares, provided that from the company's perspective important financial grounds exist for such disposal. These authorizations are effective until March 25, 2005.

General information about Nokia's equity based incentive plans

Stock option plans

The table "Outstanding stock option plans, December 31, 2004" depicts the main features of outstanding stock option plans, which may result in an increase of our share capital. The increase in share capital resulted by these stock options is the number of shares to be issued times the par value of each share. The plans have been approved by the Annual General Meetings in the year of the launch of the plan. Shares subscribed for pursuant to the stock options will entitle to dividend for the financial year in which the subscription occurs. Other shareholder rights will commence on the date on which the shares subscribed for are registered with the Finnish Trade Register.

Pursuant to the stock options issued, an aggregate maximum number of 140,379,459 new shares may be subscribed for representing EUR 8,422,767.54 of the share capital and approximately 3% of the total number of votes on December 31, 2004. During 2004 the exercise of 1,260 options resulted in the issuance of 5,040 new shares and the increase of the share capital of Nokia Corporation with EUR 302.40.

There were no other stock options and no convertible bonds outstanding as of December 31, 2004, the exercise of which would result in an increase of the share capital of the parent company.

In addition to above, Nokia has minor stock option plans for Nokia employees in the U.S. and Canada which do not result in an increase of the share capital of Nokia Corporation and in which holders receive Nokia ADSs. On the basis of these stock option plans Nokia had granted 2,577,857 stock options on December 31, 2004. Each stock option entitles the holder to receive the same amount of Nokia ADSs. The average exercise price of stock options under these plans is USD 22.95. These stock options are included in the table "The options outstanding by range of exercise price at December 31, 2004".

Performance shares

In 2004, we introduced performance shares as the main element to our broad-based equity compensation program, as approved by the Board of Directors, to further emphasize the performance element in employees' long-term incentives. As part of this change, the number of stock options to be granted was significantly reduced as compared to 2003.

A total number of 3.9 million Performance Share Units were granted to a wide number of selected employees on many levels of the organization in 2004. Performance Share Units represent a commitment by the company to deliver Nokia shares to employees at a future point in time, subject to the company's fulfillment of pre-defined performance criteria. No Performance Share Units will vest unless the company performance reaches at least one of the threshold levels measured by two pre-defined performance criteria: the company's Average Annual Net Sales Growth and EPS Growth (basic) for 2004 to 2007. If the required performance level is achieved, the first payout will take place in 2006. The second and final payout, if any, will be in 2008.

Both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%. The initial threshold for the Average Annual Net Sales Growth criteria is 4% resulting in the vesting of up to 1.95 million performance shares. Similarly, the first threshold for the annual EPS Growth criteria is EUR 0.84 in 2007 resulting in the vesting of up to 1.95 million performance shares. The maximum performance for Average Annual Net Sales Growth criteria is 16% resulting in the vesting of up to 7.8 million performance shares. Similarly, the maximum performance for the annual EPS Growth criteria is EUR 1.18 in 2007 resulting in the vesting of up to 7.8 million performance shares.

The maximum performance level for both criteria will result in the vesting of the maximum of 15.6 million performance shares. For performance between the threshold and maximum performance levels the payout follows a linear scale. Performance exceeding the maximum criteria does not increase the number of shares vesting.

The company will determine later the method by which the shares are obtained for delivery, which may also include cash settlement. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with respect to the Performance Share Units.

Restricted shares

In 2004, we granted a total of 1.9 million restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. The restricted shares granted during 2004 will vest in October 2007, after which time the shares will be transferred and delivered to the recipients. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these restricted shares.

Outstanding stock option plans, December 31, 2004

					Vesting Status (as percentage of total number of stock options outstanding)
Plan (Year of launch)						Exercise Periods
		Total plan size	Number of participants (approx.)					Exercise price/ option	Exercise price/ share	Split ratio
				(Sub)category		Starting	Ending
1999	(1)			1999A	Expired	April 1, 2001	December 31, 2004	67.55 EUR	16.89 EUR	4:1
				1999B	Expired	April 1, 2002	December 31, 2004	225.12 EUR	56.28 EUR	4:1
				1999C	Expired	April 1, 2003	December 31, 2004	116.48 EUR	29.12 EUR	4:1
		97,693,000	16,000
2001	(2)(3)			2001A+B	81.25	July 1, 2002	December 31, 2006	36.75 EUR	36.75 EUR	1:1
				2001C3Q/01	75.00	October 1, 2002	December 31, 2006	20.61 EUR	20.61 EUR	1:1
				2001C4Q/01	68.75	January 1, 2003	December 31, 2006	26.67 EUR	26.67 EUR	1:1
				2001C1Q/02	62.50	April 1, 2003	December 31, 2007	26.06 EUR	26.06 EUR	1:1
				2001C3Q/02	50.00	October 1, 2003	December 31, 2007	12.99 EUR	12.99 EUR	1:1
				2001C4Q/02	43.75	January 1, 2004	December 31, 2007	16.86 EUR	16.86 EUR	1:1
				2002A+B	56.25	July 1, 2003	December 31, 2007	17.89 EUR	17.89 EUR	1:1
		104,326,000	31,000
2003	(3)			2003 2Q	31.25	July 1, 2004	December 31, 2008	14.95 EUR	14.95 EUR	1:1
				2003 3Q	25.00	October 1, 2004	December 31, 2008	12.71 EUR	12.71 EUR	1:1
				2003 4Q	0.00	January 3, 2005	December 31, 2008	15.05 EUR	15.05 EUR	1:1
				2004 2Q	0.00	April 1, 2005	December 31, 2009	11.79 EUR	11.79 EUR	1:1
				2004 3Q	0.00	October 3, 2005	December 31, 2009	9.44 EUR	9.44 EUR	1:1
		36,053,000	22,000

(1)
Figures have been recalculated to reflect the par value of EUR 0.06 of the shares.

(2)
The stock options under the 2001 plan are listed on the Helsinki Exchanges.

(3)
Our 2001 and 2003 stock option plans have a vesting schedule with a 25% vesting 1 year after grant, and quarterly vesting thereafter, each representing 6.25% of the total grant. The grants vest fully in 4 years.

Information relating to stock options during 2004, 2003 and 2002 are as follows:

	Number of shares	Weighted average exercise price
		EUR
Shares under option at December 31, 2001	227,999,753	25.71
Granted(1)	51,127,314	17.96
Exercised	51,586,807	3.61
Forfeited	6,097,025	33.51
Shares under option at December 31, 2002	221,443,235	28.81
Granted(1)	31,098,505	14.94
Exercised	7,700,791	3.97
Forfeited	5,847,332	25.23
Shares under option at December 31, 2003	238,993,617	27.90
Granted	7,172,424	11.88
Exercised	781,338	12.85
Forfeited	4,733,995	19.55
Expired	97,693,392	33.99
Shares under option at December 31, 2004	142,957,316	23.29
Options exercisable at December 31, 2002 (shares)	107,721,842	27.92
Options exercisable at December 31, 2003 (shares)	148,150,370	31.88
Options exercisable at December 31, 2004 (shares)	83,667,122	26.18

(1)
Includes options converted in acquisitions.

The options outstanding by range of exercise price at December 31, 2004 are as follows:

Options outstanding				Vested options outstanding
Exercise prices	Number of shares	Weighted average remaining contractual life in years	Weighted average exercise price	Number of shares	Weighted average exercise price
EUR			EUR		EUR
0.28 - 14.72	8,566,058	3.50	11.26	1,524,533	8.72
14.95	28,912,535	2.30	14.95	9,027,050	14.95
14.97 - 17.29	323,635	2.40	15.70	98,242	16.58
17.89	46,657,996	1.57	17.89	26,387,016	17.89
18.18 - 26.67	19,171,279	1.46	27.61	14,181,913	26.49
28.87 - 36.15	139,708	5.08	33.87	139,613	33.87
36.75	38,980,544	1.46	36.75	32,103,194	36.75
38.09 - 56.28	205,561	3.95	39.54	205,561	39.54

	142,957,316			83,667,122

Share and bonus issues 1999-2004

Year	Type of Issue	Subscription price or amount of bonus issue	Number of new shares (1,000)	Date of payment	Net proceeds	New share capital
		EUR			EURm	EURm
1999	Nokia Stock Option Plan 1994	0.98	12,238	1998	12.03	0.73
	Nokia Stock Option Plan 1995	1.77	18,602	1999	32.85	1.12
	Nokia Stock Option Plan 1997	3.23	33,456	1999	107.97	2.01
	Bonus Issue	0.01		1999		36.05
	Share issue to Stockholder of Rooftop Communications Corporation	20.04	2,118	1999	42.45	0.13

	Total		66,414		195.30	40.04

2000	Nokia Stock Option Plan 1995	1.77	22,011	2000	38.87	1.32
	Nokia Stock Option Plan 1997	3.23	10,117	2000	32.65	0.61
	Share issue to stockholders of Network Alchemy, Inc.	49.91	6,112	2000	305.06	0.37
	Share issue to stockholders of DiscoveryCom, Inc.	45.98	3,909	2000	179.75	0.23

	Total		42,149		556.33	2.53

2001	Nokia Stock Option Plan 1995	1.77	1,682	2001	2.97	0.10
	Nokia Stock Option Plan 1997	3.23	20,993	2001	67.81	1.26
	Nokia Stock Option Plan 1999	16.89	382	2001	6.46	0.02
	Share issue to stockholders of Amber Networks, Inc.	20.77	18,329	2001	380.72	1.10

	Total		41,386		457.96	2.48

2002	Nokia Stock Option Plan 1997	3.23	50,357	2002	162.50	3.02
	Nokia Stock Option Plan 1999	16.89	20	2002	0.33	—

	Total		50,377		162.83	3.02

2003	Nokia Stock Option Plan 1997	3.23	7,160	2003	23.11	0.43
	Share issue to Stockholder of Eizel Technologies Inc.	14.76	1,225	2003	18.08	0.07

	Total		8,385		41.19	0.50

2004	Nokia Stock Option Plan 1999	16.89	5	2004	0.09	—

	Total		5		0.09	—

Reductions of share capital

Type of reduction	Year	Number of affected (1,000, par value EUR 0.06)	Amount of reduction of the share capital	Amount of reduction restricted capital	Amount of reduction of the retained earnings
			EURm	EURm	EURm
Cancellation of shares	2001	69	0.004	—	—

Cancellation of shares	2004	132,536	7.95	—	—

Share turnover (all stock exchanges)(1)

	2004	2003	2002	2001	2000
Share turnover (1,000)	14,091,430	11,788,172	12,926,683	11,457,748	7,827,428
Total number of shares (1,000)	4,663,761	4,796,282	4,787,907	4,737,530	4,696,213
% of total number of shares	302	246	270	242	167

Share prices, EUR (Helsinki Exchanges)(1)

	2004	2003	2002	2001	2000
Low/high	8.97/18.79	11.44/16.16	11.10/29.45	14.35/46.50	35.81/64.88
Average(2)	12.84	14.12	18.13	24.57	51.09
Year-end	11.62	13.71	15.15	28.96	47.50

Share prices, USD (New York Stock Exchange)(2)

	2004	2003	2002	2001	2000
ADS
Low/high	11.03/23.22	12.67/18.45	10.76/26.90	12.95/44.69	29.44/61.88
Average(2)	15.96	15.99	16.88	24.84	47.36
Year-end	15.67	17.00	15.50	24.53	43.50

(1)
Figures have been recalculated to reflect the par value of EUR 0.06 of the share.

(2)
Calculated by weighing average price with daily volumes.

Shareholders, December 31, 2004

Shareholders registered in Finland represent 13.37% and shareholders registered in the name of a nominee represent 86.63% of the total number of shares of Nokia Corporation. The number of registered shareholders was 142,095 on December 31, 2004. Each account operator (23) is included in this figure as only one registered shareholder.

Nominee registered shareholders include holders of American Depositary Receipts (ADR) and Svenska Depåbevis (SDB). As of December 31, 2004 ADR's represented 24.51% and SDB's 3.39% of the total number of shares in Nokia.

Largest shareholders registered in Finland, December 31, 2004

Largest registered shareholders (excluding nominee registered shares and shares owned by Nokia Corporation(1))	Total number of shares (1,000)	% of all the shares and voting rights
Svenska Litteratursällskapet i Finland r f	20,611	0.44
Sigrid Jusélius Foundation	15,500	0.33
BNP Arbitrage	15,316	0.33
Ilmarinen Mutual Pension Insurance Company	10,787	0.23
Varma Mutual Pension Insurance Company	8,000	0.17
The State Pension Fund	7,900	0.17
The Local Government Pensions Institution	7,480	0.16
The Finnish Cultural Foundation	6,411	0.14
Nordea Bank Finland Plc	5,470	0.12
Finnish National Fund for Research an developement (SITRA)	4,885	0.10

(1)
Nokia Corporation owned 176,000,000 shares as of December 31, 2004.

Shares and stock options owned by the members of the Board of Directors and the Group Executive Board

Members of the Board of Directors and the Group Executive Board owned on December 31, 2004 an aggregate of 1,524,824 shares representing approximately 0.03% of the aggregate number of shares and voting rights, as well as stock options, which, if exercised in full, would be exercisable for 7,652,500 shares representing approximately 0.16% of the total number of shares and voting rights on December 31, 2004.

Breakdown of share ownership, December 31, 2004(1)

By number of shares owned	Number of shareholders	% of shareholders	Total number of shares	% of share capital	Average holding
1 - 100	46,652	32.83	2,863,238	0.06	0.06
101 - 1,000	66,122	46.53	26,865,209	0.57	0.57
1,001 - 10,000	24,629	17.33	76,491,591	1.64	1.64
10,001 - 100,000	4,282	3.01	111,238,749	2.39	2.39
100,001 - 500,000	318	0.22	63,734,744	1.37	1.37
500,001 - 1,000,000	41	0.03	29,160,236	0.63	0.63
1,000,001 - 5,000,000	34	0.02	71,629,263	1.53	1.53
Over 5,000,000	17	0.01	4,281,778,270	91.81	91.81

Total	142,095	100.00	4,663,761,300	100.00	100.00

By nationality, %	Shares
Non-Finnish shareholders	86.63
Finnish shareholders	13.37

Total	100.00

By shareholder category (Finnish shareholders), %	Shares
Corporations	4.50
Households	4.47
Financial and insurance institutions	0.94
Non-profit organizations	2.20
General government	1.26

Total	13.37

(1)
Please note that the breakdown covers only shareholders registered in Finland, and each account operator (23) is included in the number of shareholders as only one registered shareholder. Due to this, the breakdown is not illustratative to the entire shareholder base of Nokia.

NOKIA 2000-2004, IFRS

	2004	2003	2002	2001	2000
Profit and loss account, EURm
Net sales	29,267	29,455	30,016	31,191	30,376
Cost and expenses	(24,937)	(24,444)	(25,236)	(27,829)	(24,600)
Operating profit	4,330	5,011	4,780	3,362	5,776
Share of results of associated companies	(26)	(18)	(19)	(12)	(16)
Financial income and expenses	405	352	156	125	102
Profit before tax and minority interests	4,709	5,345	4,917	3,475	5,862
Tax	(1,435)	(1,699)	(1,484)	(1,192)	(1,784)
Minority interests	(67)	(54)	(52)	(83)	(140)

Net profit	3,207	3,592	3,381	2,200	3,938

Balance sheet items, EURm
Fixed assets and other non-current assets	3,161	3,837	5,742	6,912	6,388
Current assets	19,508	20,083	17,585	15,515	13,502
Inventories	1,305	1,169	1,277	1,788	2,263
Accounts receivable and prepaid expenses	6,406	6,802	6,957	7,602	7,056
Available-for-sale investments	255	816	—	—	—
Total cash and other liquid assets	11,542	11,296	9,351	6,125	4,183
Shareholders' equity	14,238	15,148	14,281	12,205	10,808
Minority shareholders' interests	168	164	173	196	177
Long-term liabilities	294	328	461	460	311
Long-term interest-bearing liabilities	19	20	187	207	173
Deferred tax liabilities	179	241	207	177	69
Other long-term liabilities	96	67	67	76	69
Current liabilities	7,969	8,280	8,412	9,566	8,594
Short-term borrowings	215	387	377	831	1069
Current portion of long-term loans	—	84	—	—	47
Accounts payable	2,669	2,919	2,954	3,074	2,814
Accrued expenses and provisions	5,085	4,890	5,081	5,661	4,664

Total assets	22,669	23,920	23,327	22,427	19,890

Nokia 2000–2004, IFRS

Key ratios and economic indicators	2004	2003	2002	2001	2000
Net sales, EURm	29,267	29,455	30,016	31,191	30,376
Change, %	(0.6)	(1.9)	(3.8)	2.7	53.6
Exports and foreign subsidiaries, EURm	28,916	29,108	29,663	30,738	29,882
Salaries and social expenses, EURm	3,430	3,026	3,140	3,235	2,888
Operating profit, EURm	4,330	5,011	4,780	3,362	5,776
% of net sales	14.8	17.0	15.9	10.8	19
Financial income and expenses, EURm	405	352	156	125	102
% of net sales	1.4	1.2	0.5	0.4	0.3
Profit before tax and minority interests, EURm	4,709	5,345	4,917	3,475	5,862
% of net sales	16.1	18.1	16.4	11.1	19.3
Profit from continuing operations, EURm	3,207	3,592	3,381	2,200	3,938
% of net sales	11.0	12.2	11.3	7.1	13.0
Taxes, EURm	1,435	1,699	1,484	1,192	1,784
Dividends, EURm	1,539 *	1,439	1,340	1,279	1,315
Capital expenditure, EURm	548	432	432	1,041	1,580
% of net sales	1.9	1.5	1.4	3.3	5.2
Gross investments**, EURm	1,197	1,013	966	2,149	3,095
% of net sales	4.1	3.4	3.2	6.9	10.2
R&D expenditure, EURm	3,733	3,760	3,052	2,985	2,584
% of net sales	12.8	12.8	10.2	9.6	8.5
Average personnel	53,511	51,605	52,714	57,716	58,708
Non-interest bearing liabilities, EURm	8,029	8,117	8,309	8,988	7,616
Interest-bearing liabilities, EURm	234	491	564	1,038	1,289
Return on capital employed, %	31.6	34.7	35.3	27.9	58.0
Return on equity, %	21.8	24.4	25.5	19.1	43.3
Equity ratio, %	64.4	64.8	62.5	56.0	55.7
Net debt to equity, %	(78)	(71)	(61)	(41)	(26)

*
Board's proposal

**
Includes acquisitions, investments in shares and capitalized development costs.

Calculation of Key Ratios, see page 78.

Calculation of Key Ratios

Key ratios under IFRS

Operating profit
Profit after depreciation

Shareholders' equity
Share capital + reserves

Earnings per share
Net profit
Average of adjusted number of shares during the year

P/E ratio
Adjusted share price, December 31
Earnings per share

Dividend per share
Nominal dividend per share
The adjustment coefficients of the share issues that have
taken place during or after the year in question

Payout ratio
Dividend per share
Earnings per share

Dividend yield, %
Nominal dividend per share
Share price

Shareholders' equity per share
Shareholders' equity
Adjusted number of shares at year end

Market capitalization
Number of shares × share price per share class

Adjusted average share price
Amount traded, in EUR, during the period
Adjusted number of shares traded during the period

Share turnover, %
Number of shares traded during the period
Average number of shares during the period

Return on capital employed, %
Profit before taxes and minority interests
+ interest and other net financial expenses
Average shareholders' equity + short-term borrowings
+ long-term interest-bearing liabilities (including the current portion thereof)
+ minority shareholders' interests

Return on shareholders' equity, %
Net profit
Average shareholders' equity during the year

Equity ratio, %
Shareholders' equity + minority shareholders' interests
Total assets - advance payments received

Net debt to equity (gearing), %
Long-term interest-bearing liabilities (including the current portion thereof)
+ short-term borrowings - cash and other liquid assets
Shareholders' equity + minority shareholders' interests

Year-end currency rates

2004
1 EUR =
USD	1.3345
GBP	0.6885
SEK	8.9768
JPY	139.21

Proposal by the Board of Directors to the Annual General Meeting

The distributable earnings in the balance sheet of the Group amount to EUR 11,323 million and those of the Company to EUR 8,151 million.

The Board proposes that from the funds at the disposal of the Annual General Meeting, a dividend of EUR 0.33 per share is to be paid out on a total of 4,663,761,300 shares, amounting to EUR 1,539 million.

Espoo, January 27, 2005

Jorma Ollila Chairman and CEO	Paul J. Collins
Georg Ehrnrooth	Bengt Holmström	Per Karlsson
Marjorie Scardino	Vesa Vainio	Arne Wessberg
Pekka Ala-Pietilä President

AUDITORS' REPORT

To the shareholders of Nokia Corporation

We have audited the accounting records, the financial statements and the administration of Nokia Corporation for the year ended December 31, 2004. The financial statements prepared by the Board of Directors and the President include the report of the Board of Directors, consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), and parent company financial statements prepared in accordance with prevailing regulations in Finland. Based on our audit we express an opinion on the consolidated financial statements and on the parent company's financial statements and administration.

We conducted our audit in accordance with Finnish Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration has been to examine that the Chairman and the other members of the Board of Directors and the President have complied with the rules of the Finnish Companies' Act.

Consolidated financial statements

In our opinion, the consolidated financial statements prepared in accordance with International Financial Reporting Standards give a true and fair view of the consolidated results of operations as well as of the financial position. The financial statements are in accordance with prevailing regulations in Finland and can be adopted.

Parent company's financial statements and administration

The financial statements have been prepared in accordance with the Finnish Accounting Act and other rules and regulations governing the preparation of financial statements in Finland. The financial statements give a true and fair view, as defined in the Finnish Accounting Act, of the parent company's result of operations, as well as the financial position. The financial statements can be adopted and the Chairman and the other members of the Board of Directors and the President of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors concerning the disposition of the profit for the year is in compliance with the Finnish Companies' Act.

Espoo, January 27, 2005

PricewaterhouseCoopers Oy
Authorized Public Accountants

Eero Suomela
Authorized Public Accountant

Additional Information

Group Executive Board	83
Board of Directors	88
Corporate Governance	91
Investor information	107
Contact information	108

GROUP EXECUTIVE BOARD

February 1, 2005

Our articles of association provide for a Group Executive Board, which is responsible for managing the operations of Nokia. The Chairman and the members of the Group Executive Board are elected by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board. The current members of our Group Executive Board are set forth below.

Chairman Jorma Ollila, b. 1950	Chairman and CEO of Nokia Corporation. Group Executive Board member since 1986. Chairman since 1992. Joined Nokia 1985.
Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics), Master of Science (Eng.) (Helsinki University of Technology).

President and CEO, and Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989. Holder of various managerial positions at Citibank within corporate banking 1978-1985.

Member of the Board of Directors of Ford Motor Company and Vice Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Boards of Directors and the Supervisory Boards of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA. Member of The European Round Table of Industrialists.
Pekka Ala-Pietilä, b. 1957	President of Nokia Corporation and Head of Customer and Market Operations. Group Executive Board member since 1992. Joined Nokia 1984.
Master of Science (Econ.) (Helsinki School of Economics and Business Administration).

President of Nokia Corporation and Head of Nokia Ventures Organization 1999-2003. Executive Vice President and Deputy to the CEO of Nokia Corporation and President of Nokia Communications Products 1998-1999, President of Nokia Mobile Phones 1992-1998, Vice President, Product Marketing of Nokia Mobile Phones 1991-1992, Vice President, Strategic Planning of Nokia Mobile Phones 1990-1991.

Member of the Supervisory Board of SAP AG. Member of the Science and Technology Policy Council of Finland, member of the Board of the Finnish-American Chamber of Commerce, member of the Board of the Economic Information Bureau.
Simon Beresford-Wylie, b. 1958	Executive Vice President and General Manager of Networks. Group Executive Board member since February 1, 2005. Joined Nokia 1998.
Bachelor of Arts (Economic Geography and History) (Australian National University).

Senior Vice President of Nokia Networks, Asia Pacific 2003-2004, Senior Vice President, Customer Operations of Nokia Networks 2002-2003, Vice President, Customer Operations of Nokia Networks 2000-2002, Managing Director of Nokia Networks in India and Area General Manager, South Asia 1999-2000, Regional Director of Business Development, Project and Trade Finance of Nokia Networks, Asia Pacific 1998-1999, Chief Executive Officer of Modi Testra, India 1995-1998, General Manager, Banking and Finance, Corporate and Government business unit of Telstra Corporation 1993-1995, holder of executive positions in the Corporate and Government business units of Telstra Corporation 1989-1993, holder of executive, managerial and clerical positions in the Australian Commonwealth Public Service 1982-1989.
Olli-Pekka Kallasvuo, b. 1953	Executive Vice President and General Manager of Mobile Phones. Group Executive Board member since 1990. With Nokia 1980-81, rejoined 1982.
LL.M. (University of Helsinki).

Executive Vice President, CFO of Nokia 1999-2003, Executive Vice President of Nokia Americas and President of Nokia Inc. 1997-1998, Executive Vice President, CFO of Nokia 1992-1996, Senior Vice President, Finance of Nokia 1990-1991.
Chairman of the Board of Directors of Sampo plc and Nextrom Holding S.A., Member of the Board of Directors of EMC Corporation.
Pertti Korhonen, b. 1961	Senior Vice President, Chief Technology Officer. Group Executive Board member since 2002. Joined Nokia 1986.
Master of Science (Electronics Eng.) (University of Oulu).

Executive Vice President of Nokia Mobile Software 2001-2003, Senior Vice President, Global Operations, Logistics and Sourcing of Nokia Mobile Phones 1999-2001, Senior Vice President, Global Operations and Logistics of Nokia Mobile Phones 1998-1999, Vice President, Logistics of Nokia Mobile Phones 1996-1998, Vice President, Manufacturing Europe of Nokia Mobile Phones 1993-1996, Project Executive of Nokia Mobile Phones UK Ltd 1991-1993, Vice President, R&D of Nokia Mobile Phones, Oulu 1990-1991.
Mary T. McDowell, b. 1964	Senior Vice President and General Manager of Enterprise Solutions. Group Executive Board member since 2004. Joined Nokia 2004.
Bachelor of Science (Computer Science) (College of Engineering at the University of Illinois).

Senior Vice President, Strategy and Corporate Development of Hewlett-Packard Company 2003, Senior Vice President & General Manager, Industry-Standard Servers of Hewlett-Packard Company 2002-2003, Senior Vice President & General Manager, Industry-Standard Servers of Compaq Computer Corporation 1998-2002, Vice President, Marketing, Server Products Division of Compaq Computer Corporation 1996-1998. Holder of executive, managerial and other positions at Compaq Computer Corporation 1986-1996.
Member of the Board of Visitors for the College of Engineering at the University of Illinois.
Hallstein Moerk, b. 1953	Senior Vice President, Human Resources. Group Executive Board member since 2004. Joined Nokia 1999.
Diplomøkonom (Econ.) (Norwegian School of Management).
Holder of various positions at Hewlett-Packard Corporation 1977-1999.
Member of the Board of Directors of Flisekompaniet. Member of the Board of Advisors for Center for HR Strategy, Rutgers University.
Dr. Yrjö Neuvo, b. 1943	Senior Vice President, Technology Advisor. Group Executive Board member since 1993. Joined Nokia 1993.
Master of Science (Eng.), Licentiate of Science (Technology) (Helsinki University of Technology), Ph.D. (EE) (Cornell University).

Executive Vice President, CTO of Nokia Mobile Phones 1999-2003, Senior Vice President, Product Creation of Nokia Mobile Phones 1994-1999, Senior Vice President, Technology of Nokia 1993-1994, National Research Professor of The Academy of Finland 1984-1992, Professor of Tampere University of Technology 1976-1992, Visiting Professor of University of California, Santa Barbara 1981-1982.

Vice Chairman of the Board of Directors of Vaisala Corporation. Member of Finnish Academy of Technical Sciences, The Finnish Academy of Science and Letters, and Academiae Europae, Foreign member of Royal Swedish Academy of Engineering Sciences, and Fellow of the Institute of Electrical and Electronics Engineers.
Dr. Tero Ojanperä, b. 1966	Senior Vice President, Chief Strategy Officer. Group Executive Board member since January 1, 2005. Joined Nokia 1990.
Master of Science (University of Oulu), Ph.D. (Delft University of Technology, The Netherlands).

Senior Vice President, Head of Nokia Research Center 2002-2004. Vice President, Research, Standardization and Technology of IP Mobility Networks, Nokia Networks 1999-2001. Vice President, Radio Access Systems Research and General Manager of Nokia Networks in Korea, 1999. Head of Radio Access Systems Research, Nokia Networks 1998-1999, Principal Engineer, Nokia Research Center, 1997-1998.

Chairman of Nokia Foundation. Vice Chairman of the Center for Wireless Communications, Oulu University. Member of the Board of Technomedicum Research Institute. Member of IST Advisory Group (ISTAG) for the European Commission. Member of the Board of the Foundation of Finnish Institute in Japan. Member of the Industrial Advisory Council of Center for TelelnFrastruktur (CTIF), Allborg University. Member of the Institute of Electrical and Electronics Engineers, Inc. (IEEE).
Richard A. Simonson, b. 1958	Senior Vice President, Chief Financial Officer. Group Executive Board member since 2004. Joined Nokia 2001.
Bachelor of Science (Mining Eng.) (Colorado School of Mines), Master of Business Administration (Finance) (Wharton School of Business at University of Pennsylvania).

Vice President & Head of Customer Finance of Nokia Corporation 2001-2003, Managing Director of Telecom & Media Group of Barclays 2001, Head of Global Project Finance and other various positions at Bank of America Securities 1985-2001.
Member of the Board of Directors of Nextrom Holding S.A.
Veli Sundbäck, b. 1946	Senior Vice President, Corporate Relations and Responsibility of Nokia Corporation. Group Executive Board member since 1996. Joined Nokia 1996.
LL.M. (University of Helsinki).

Executive Vice President, Corporate Relatins and Trade Policy of Nokia Corporation 1996-2003. Secretary of State at the Ministry for Foreign Affairs 1993-1995, Under-Secretary of State for External Economic Relations at the Ministry for Foreign Affairs 1990-1993.

Chairman of the Board of Directors of Huhtamäki Oyj. Member of the Board of Directors of Finnair Oyj. Member of the Bureau of the United Nations Information and Communication Technologies Task Force (UN ICT TF). Vice Chairman of the Board of the International Chamber of Commerce, Finnish Section. Chairman of the Trade Policy Committee of The Confederation of Finnish Industry and Employers. Chairman of the Board of the Finland-China Trade Association. Member of the Board of Directors, Confederation of Finnish Industries (EK). Vice Chairman of the Board of Directors and its committee, Technology Industries of Finland.
Anssi Vanjoki, b. 1956	Executive Vice President and General Manager of Multimedia. Group Executive Board member since 1998. Joined Nokia 1991.
Master of Science (Econ.) (Helsinki School of Economics and Business Administration).

Executive Vice President of Nokia Mobile Phones 1998-2003, Senior Vice President, Europe & Africa of Nokia Mobile Phones 1994-1998, Vice President, Sales of Nokia Mobile Phones 1991-1994, 3M Corporation 1980-1991. Member of the Board of Directors of Amer Group Plc.

BOARD OF DIRECTORS

January 27, 2005

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders in a general meeting, the Board of Directors and the Group Executive Board. The current members of the Board of Directors were elected at the Annual General Meeting on March 25, 2004, in accordance with the proposal of the Corporate Governance and Nomination Committee of the Board. On the same date, the Chairman and Vice Chairman were elected by the Board members. Certain information with respect to these individuals is set forth below.

Jorma Ollila, b. 1950	Chairman and CEO and Chairman of the Group Executive Board of Nokia Corporation. Board member since 1995. Chairman since 1999.
Master of Political Science (University of Helsinki), Master of Science (Econ.) (London School of Economics). Master of Science (Eng.) (Helsinki University of Technology).

President and CEO, Chairman of the Group Executive Board of Nokia Corporation 1992-1999, President of Nokia Mobile Phones 1990-1992, Senior Vice President, Finance of Nokia 1986-1989. Holder of various managerial positions at Citibank within corporate banking 1978-1985.

Member of the Board of Directors of Ford Motor Company and Vice Chairman of the Board of Directors of UPM-Kymmene Corporation and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Boards of Directors and the Supervisory Boards of Finnish Business and Policy Forum EVA and The Research Institute of the Finnish Economy ETLA. Member of The European Round Table of Industrialists.
Paul J. Collins, b. 1936	Board member since 1998. Vice Chairman since 2000.
BBA (University of Wisconsin), MBA (Harvard Business School).

Vice Chairman of Citigroup Inc. 1998-2000, Vice Chairman and member of the Board of Directors of Citicorp and Citibank N.A. 1988-2000. Holder of various executive positions at Citibank within investment management, investment banking, corporate planning as well as finance and administration 1961-1988.
Member of the Board of Directors of BG Group and The Enstar Group, Inc. Member of the Supervisory Board of Actis Capital LLP.

Georg Ehrnrooth, b. 1940	Board member since 2000.
Master of Science (Eng.) (Helsinki University of Technology).

President and CEO of Metra Corporation 1991-2000, President and CEO of Lohja Corporation 1979-1991. Holder of various executive positions at Wärtsilä Corporation within production and management 1965-1979.

Chairman of the Board of Directors of Assa Abloy AB (publ) and Vice Chairman of the Board of Directors of Rautaruukki Corporation, member of the Board of Directors of Oy Karl Fazer Ab, Sandvik AB (publ) and Sampo plc. Vice Chairman of the Boards of Directors of The Research Institute of the Finnish Economy ETLA and Finnish Business and Policy Forum EVA.
Dr. Bengt Holmström, b. 1949	Paul A. Samuelson Professor of Economics at MIT, joint appointment at the MIT Sloan School of Management. Board member since 1999.
Bachelor of Science (Helsinki University), Master of Science (Stanford University), Doctor of Philosophy (Stanford University).
Edwin J. Beinecke Professor of Management Studies at Yale University 1985-1994.
Member of the Board of Directors of Kuusakoski Oy. Member of the American Academy of Arts and Sciences and Foreign Member of The Royal Swedish Academy of Sciences.
Per Karlsson, b. 1955	Independent Corporate Advisor. Board member since 2002.
Degree in Economics and Business Administration (Stockholm School of Economics).

Executive Director, with mergers and acquisitions advisory responsibilities, at Enskilda M&A, Enskilda Securities (London) 1986-1992. Corporate strategy consultant at the Boston Consulting Group (London) 1979-1986.
Board member of IKANO Holdings S.A.
Dame Marjorie Scardino, b. 1947	Chief Executive and member of the Board of Directors of Pearson plc. Board member since 2001.
BA (Baylor), JD (University of San Francisco).

Chief Executive of The Economist Group 1993-1997, President of the North American Operations of The Economist Group 1985-1993. Lawyer 1976-1985 and publisher of The Georgia Gazette newspaper 1978-1985.

Vesa Vainio, b. 1942	Board member since 1993.
LL.M. (University of Helsinki).

Chairman 1998-1999 and 2000-2002 and Vice Chairman 1999-2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992-1997. President of Kymmene Corporation 1991-1992. Holder of various other executive positions in Finnish industry 1972-1991.
Chairman of the Board of Directors of UPM-Kymmene Corporation.
Arne Wessberg, b. 1943	Chairman of the Board of Directors and Chief Executive Officer of Yleisradio Oy (Finnish Broadcasting Company). Board member since 2001.
Studies in economics in the University of Tampere (1963-1966).
Chairman of the Board of Eurosport Consortium 1998-2000, member 1989-1997. Member of the Board of Trustees of IIC 1996-1998 and 1993-1995.
Holder of various positions at Yleisradio Oy (Finnish Broadcasting Company) in different executive roles 1979-1994 and as a reporter and editor 1971-1976.
President of the European Broadcasting Union (EBU), member of the Board of Directors of the International Academy of Television Arts & Sciences and member of the Trilateral Commission (Europe).

On January 27, 2005, the Corporate Governance and Nomination Committee announced its proposal to the Annual General Meeting convening on April 7, 2005 regarding the election of the members of the Board of Directors. The Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be increased from eight to ten and that all of the present members be re-elected for a term of one year. In addition, the Committee will propose that Mr. Dan Hesse and Mr. Edouard Michelin be elected as new members of the Board of Directors for the same one-year term. Mr. Hesse is a member of the Board of Directors of Terabeam Wireless, a US based telecommunications technology and services company. Mr. Michelin is the CEO of Michelin Group, the French world-leading tire manufacturing company.

Drs Robert Van Oordt served as a member of the Board of Directors until the Annual General Meeting on March 25, 2004, but did not stand for re-election as he had reached the Board of Directors' guideline retirement age of 68 years.

CORPORATE GOVERNANCE

Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of Nokia is divided among the shareholders in a general meeting, the Board of Directors and the Group Executive Board. Our articles of association provide for a Group Executive Board, which is responsible for managing the operations of Nokia. The Chairman and the members of the Group Executive Board are elected by the Board of Directors. Only the Chairman of the Group Executive Board can be a member of both the Board of Directors and the Group Executive Board.

The Board of Directors

The operations of the company are managed under the direction of the Board of Directors, within the framework set by the Finnish Companies Act and our articles of association and the complementary Corporate Governance Guidelines and related charters as adopted by the Board.

The responsibilities of the Board of Directors

The Board represents and is accountable to the shareholders of the company. The Board's responsibilities are active and not passive and include the responsibility to regularly evaluate the strategic direction of the company, management policies and the effectiveness with which management implements its policies. The Board's responsibilities further include overseeing the structure and composition of the company's top management and monitoring legal compliance and the management of risks related to the company's operations. In doing so the Board may set out annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial commitments not to be exceeded without Board approval.

The Board has the responsibility for appointing and discharging the Chief Executive Officer and the President and the other members of the Group Executive Board. Subject to the requirements of Finnish law, the independent directors of the Board will confirm the compensation and the employment conditions of the Chief Executive Officer and the President upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Group Executive Board are approved by the Personnel Committee.

The basic responsibility of the members of the Board is to act in good faith and with due care so as to exercise their business judgment on an informed basis in what they reasonably and honestly believe to be the best interests of the company and its shareholders. In discharging that obligation, the directors must inform themselves of all relevant information reasonably available to them.

Election, composition and meetings of the Board of Directors

Pursuant to the articles of association, Nokia Corporation has a Board of Directors composed of a minimum of seven and a maximum of ten members. The members of the Board are elected for a term of one year at each Annual General Meeting, which convenes each March or April. Since the Annual General Meeting held on March 25, 2004, the Board has consisted of eight members. Nokia's CEO, Mr. Jorma Ollila, also serves as the Chairman of the Board. The other members of the Board are all non-executive and independent as defined in the Finnish rules and regulations. In January 2005, the Board determined that six members of the Board are independent, as defined in the New York Stock Exchange's corporate governance listing standards, as amended in November 2004. In addition to the Chairman, Dr. Bengt Holmström was determined to be non-independent due to a family relationship with an executive officer of a Nokia supplier of whose consolidated gross revenues Nokia accounts for an amount that exceeds the limit provided in the NYSE listing standards, but that is less than 10%. The Board convened nine times during 2004, three of the meetings were held in the form of a conference call, and the average ratio of attendance at the meetings was 100%. The non-executive directors meet without executive directors twice a year, or more often as they deem appropriate. Such sessions are presided over by the Vice Chairman of the Board or, in his absence, the most senior non-executive member of the Board. In addition, the independent directors meet separately at least annually. The Board and each committee also has the power to hire independent legal, financial or other advisors as it deems necessary.

The Board elects a Chairman and a Vice Chairman from among its members for one term at a time. On March 25, 2004 the Board resolved that Mr. Jorma Ollila should continue to act as Chairman and that Mr. Paul J. Collins should continue to act as Vice Chairman. The Board also appoints the members and the chairmen for its committees from among its non-executive, independent members for one term at a time.

Under Finnish law, if the roles of the Chairman and the Chief Executive Officer are combined, the company must have a President. The responsibilities of the President are defined in the Finnish Companies Act and other relevant legislation along with any additional guidance and instructions given from time to time by the Board and the Chief Executive Officer. The responsibilities of the Chief Executive Officer are determined by the Board.

The Board and each of its committees conducts annual performance self-evaluations, the results of which are discussed in the committees, respectively, and in the full Board. The Corporate Governance Guidelines concerning the directors' responsibilities, the composition and selection of the Board, Board committees and certain other matters relating to corporate governance are available on our website, www.nokia.com.

Committees of the Board of Directors

The Audit Committee consists of a minimum of three members of the Board, who meet all applicable independence, financial literacy and other requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Exchanges and the New York Stock Exchange. Since March 25, 2004, the Committee has consisted of the following three members of the Board: Messrs. Per Karlsson (Chairman), Georg Ehrnrooth and Arne Wessberg.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the company and audits of the financial statements of the company. The Committee is responsible for assisting the Board's oversight of (1) the quality and integrity of the company's financial statements and related disclosure, (2) the external auditor's qualifications and independence, (3) the performance of the external auditor subject to the requirements of Finnish law, (4) the performance of the company's internal controls and risk management and assurance function, and (5) the company's compliance with legal and regulatory requirements. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters.

Under Finnish law, our external auditor is elected by our shareholders at the Annual General Meeting. The Committee makes a recommendation to the shareholders in respect of the appointment of the external auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election. The Committee meets at least four times per year based upon a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of the management and the external auditor at least twice a year. The Audit Committee convened three regular meetings and one extended regular meeting in 2004.

The Personnel Committee consists of a minimum of three members of the Board, who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Exchanges and the New York Stock Exchange. Since March 25, 2004, the Personnel Committee has consisted of the following three members of the Board: Mr. Paul J. Collins (Chairman), Dame Marjorie Scardino and Mr. Vesa Vainio.

The primary purpose of the Personnel Committee is to oversee the personnel policies and practices of the company. It assists the Board in discharging its responsibilities relating to all compensation, including equity compensation, of the company's executives and the terms of employment of the same. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding (1) compensation of the company's top executives and their employment conditions, (2) all equity-based plans, (3) incentive compensation plans, policies and programs of the company affecting executives, and (4) other significant incentive plans. The Committee is responsible for ensuring the above compensation programs are performance-based, properly motivate management, support overall corporate strategies and align with shareholders' interests. The Committee is responsible for the review of senior management development and succession plans. The Personnel Committee convened three times in 2004.

The Corporate Governance and Nomination Committee consists of three to five members of the Board, who meet all applicable independence requirements of Finnish law and the rules of the stock exchanges where Nokia shares are listed, including the Helsinki Exchanges and the New York Stock Exchange. Since March 25, 2004, the Corporate Governance and Nomination Committee has consisted of the following three members of the Board: Dame Marjorie Scardino (Chairman), Mr. Paul J. Collins and Mr. Vesa Vainio.

The Corporate Governance and Nomination Committee's purpose is (1) to prepare the proposals for the general meetings in respect of the composition of the Board along with the director remuneration to be approved by the shareholders, and (2) to monitor issues and practices related to corporate governance and to propose necessary actions in respect thereof.

The Committee fulfills its responsibilities by (i) actively identifying individuals qualified to become members of the Board, (ii) recommending to the shareholders the director nominees for election at the Annual General Meetings, (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) assisting the Board and each committee of the Board in its annual performance self-evaluation, including establishing criteria to be used in connection with such evaluation, and (v) developing and recommending to the Board and administering the Corporate Governance Guidelines of the company. The Corporate Governance and Nomination Committee convened five meetings in 2004.

The charters of each of the committees are available on our website, www.nokia.com.

Proposal of the Corporate Governance and Nomination Committee of the Board

On January 27, 2005, we announced the proposal of the Corporate Governance and Nomination Committee to the Annual General Meeting convening on April 7, 2005 regarding the election of the members of the Board of Directors. The Corporate Governance and Nomination Committee will propose to the Annual General Meeting that the number of Board members be increased from eight to ten and that all of the present members be re-elected for a term of one year. In addition, the Committee will propose that Mr. Dan Hesse and Mr. Edouard Michelin be elected as new members of the Board of Directors for the same one-year term. Mr. Hesse is a member of the Board of Directors of Terabeam Wireless, a US based telecommunications technology and services company. Mr. Michelin is the CEO of Michelin Group, the French world-leading tire manufacturing company.

Management practices

We have a company Code of Conduct which is equally applicable to all of our employees, directors and management and is accessible at our website, www.nokia.com. As well, we have a Code of Ethics for the Principal Executive Officers and the Senior Financial Officers. For more information about our Code of Ethics, please see www.nokia.com.

Home country practices

Under the New York Stock Exchange's corporate governance listing standards, listed foreign private issuers, like Nokia, must disclose any significant ways in which their corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards. There are no significant differences in the corporate governance practices followed by Nokia as compared to those followed by US domestic companies under the NYSE listing standards, except that Nokia follows the requirements of Finnish law with respect to the approval of equity compensation plans. In addition to that, Finnish laws and regulations do not mandatorily require companies to have an internal audit function which in Nokia is covered by comprehensive risk management and internal control processes. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares or, if shareholder approval is granted through an authorization to the Board of Directors, not earlier than one year in advance of the delivery of the shares. The NYSE listing standards require that equity compensation plans be approved by a company's shareholders. Nokia's corporate governance practices also comply with the Corporate Governance Recommendation for Listed Companies approved by the Helsinki Exchanges in December 2003 effective as of July 1, 2004.

Compensation of the Members of the Board of Directors and the Group Executive Board

Board of Directors

For the year ended December 31, 2004, the aggregate compensation of the seven non-executive members of the Board of Directors was approximately EUR 775,000. Non-executive members of the Board of Directors do not receive stock options, bonuses or other variable compensation. The remuneration for members of our Board of Directors for each term expiring at the close of the next Annual General Meeting is resolved annually by our Annual General Meeting, after being proposed by the Corporate Governance and Nomination Committee of our Board.

The following table depicts the total annual remuneration paid to the members of our Board of Directors, as resolved by the Annual General Meetings in the respective years. Since the fiscal period 1999, approximately 60% of each Board member's annual retainer has been paid in cash, with the balance in Nokia Corporation shares acquired from the market.

Compensation of the Board of Directors 2002-2004

	Chairman		Vice Chairman				Other Members
Year	Gross Annual Retainer	Shares Received(1)	Gross Annual Retainer		Shares Received(1)		Gross Annual Retainer		Shares Received(1)
	(EUR 1,000)		(EUR 1,000)				(EUR 1,000)
2002	130	2,650	100		2,038		75		1,529
2003	150	4,032	150		4,032		100		2,688
2004	150	4,834	150	(2)	4,834	(2)	100	(3)	3,223	(3)

(1)
As part of the Gross Annual Retainer for that year.

(2)
Includes a retainer of EUR 125,000 for Mr. Paul Collins's services as Vice Chairman of the Board and EUR 25,000 for services as Chairman of the Personnel Committee. Of the shares received by Mr. Collins in 2004, 4,028 shares were for services as Vice Chairman of the Board and 806 shares for services as Chairman of the Personnel Committee.

(3)
The 2004 retainer of Mr. Per Karlsson amounted to a total of EUR 125,000, consisting of a retainer of EUR 100,000 for services as Member of the Board and EUR 25,000 for services as Chairman of the Audit Committee. The shares received by Mr. Karlsson amounted to a total of 4,029 shares, consisting of 3,223 shares for services as a Member of the Board and 806 shares for services as Chairman of the Audit Committee.

Group Executive Board

For the year ended December 31, 2004, Nokia had a Group Executive Board consisting of 13 members. Of the Group Executive Board members, Dr. Matti Alahuhta, Ms. Sari Baldauf and Dr. J.T. Bergqvist ceased employment with us and resigned as members of the Group Executive Board with effect from December 31, 2004 for Dr. Matti Alahuhta, and January 31, 2005 for Ms. Sari Baldauf and Dr. J.T. Bergqvist.

The aggregate compensation, excluding gains realized upon the exercise of stock options and also excluding grants of Performance Share Units and restricted shares, of the 13 members of the Group Executive Board for 2004, including Mr. Jorma Ollila, was approximately EUR 13.6 million. Of this amount, approximately EUR 6.0 million was paid pursuant to bonus arrangements for the 2004 calendar year. The bonuses of the members of the Group Executive Board are paid as a percentage of annual base salary based on Nokia's Short-Term Incentive Plan.

Subject to the requirements of Finnish law, the independent directors of the Board will confirm the compensation and the employment conditions of Messrs. Jorma Ollila and Pekka Ala-Pietilä upon the recommendation of the Personnel Committee. The compensation and employment conditions of the other members of the Group Executive Board are approved by the Personnel Committee, pursuant to its charter.

The compensation, excluding gains realized upon the exercise of stock options and also excluding grants of Performance Share Units and restricted shares, of our five most highly paid executive officers for 2004 is detailed in the following table.

Name and Principal Position in 2004	Year	Salary	Bonus(1)	Other Annual Compensation	Other Compensation
		(EUR)	(EUR)		(EUR)
Jorma Ollila(2) Chairman and Chief Executive Officer	2004 2003 2002	1,475,238 1,400,000 1,386,666	1,936,221 2,253,192 1,384,967	* *	150,000 150,000 130,000
Pekka Ala-Pietilä President of Nokia Corporation and Head of Customer and Market Operations	2004 2003 2002	717,000 711,279 662,090	479,509 520,143 271,192	* *	— — —
Matti Alahuhta(3) Chief Strategy Officer	2004 2003 2002	632,000 626,953 591,719	472,766 532,138 297,265	* *	— — —
Sari Baldauf(4) President of Nokia Networks	2004 2003 2002	521,000 514,943 476,705	571,452 387,627 60,875	* *	— 31,535 —
Olli-Pekka Kallasvuo(5) President of Mobile Phones	2004 2003 2002	584,000 575,083 520,788	454,150 505,724 285,072	* *	— — 42,142

(1)
Bonus amounts are based on the performance of the Group and the individual for the fiscal year and were paid under Nokia's Short Term Incentive Plan, which is described in the "Report of the Personnel Committee."

(2)
"Other Compensation" in 2004 for Mr. Jorma Ollila includes EUR 150,000 for his services as Chairman of the Board, of which EUR 90,000 was paid in cash and the balance paid in 4,834 Nokia shares.

(3)
Dr. Matti Alahuhta ceased employment with us and resigned as member of the Group Executive Board effective December 31, 2004.

(4)
"Other Compensation" in 2003 for Ms. Sari Baldauf represents a payment for the 20 year anniversary of her employment with Nokia, consistent with a policy for all Finnish-based employees. Ms. Sari Baldauf ceased employment with us and resigned as member of the Group Executive Board effective January 31, 2005. In connection with the cease of employment of Ms. Sari Baldauf, Nokia established a fixed term consultancy relationship with her as of February 1, 2005 to capture the needs for her services for smooth transfer of duties to her successor. The term of the consultancy agreement will end by June 30, 2005. The compensation related to the consultancy will be based on Ms. Baldauf's base salary for 2004 with a potential addition of a normal management incentive for the first half of 2005.

(5)
"Other Compensation" in 2002 for Mr. Olli-Pekka Kallasvuo represents a payment for the 20 year anniversary of his employment with Nokia, consistent with a policy for all Finnish-based employees.

*
Each executive listed received benefits and perquisites in 2004 not exceeding the lesser of EUR 50,000 or 10% of the executive's total compensation.

Our executives forming the Group Executive Board in 2004 participate in the local retirement programs applicable to all employees in the country where they reside. Executives in Finland participate in the Finnish TEL pension system, which provides for a retirement benefit based on years of service and earnings according to the prescribed statutory system. Under the Finnish TEL pension system, base pay, incentives and other taxable fringe benefits are included in the definition of earnings, although gains realized from stock options are not. The Finnish TEL pension scheme provides for early retirement benefits at age 60 and full retirement benefits at age 65. The current TEL provisions cap the total pension benefit at 60% of the pensionable earnings amount.

Executives in the United States participate in Nokia's Retirement Savings and Investment Plan. Under this 401(k) plan, participants elect to make voluntary pre-tax contributions that are 100% matched by the company up to 6% of eligible earnings. The Company makes an additional annual discretionary contribution of up to 2% of eligible earnings. In addition for participants earning in excess of the eligible earning limit, the Company offers an additional Restoration and Deferral Plan. This plan allows employees to defer income into a non-qualified plan. The Company also makes an annual discretionary contribution of up to 2% of the earnings above 401(k) eligibility limits.

For Mr. Jorma Ollila, Mr. Pekka Ala-Pietilä, and Mr. Olli-Pekka Kallasvuo, Nokia offers a full retirement benefit at age 60. The full retirement benefit is calculated as if the executive had continued his service with Nokia through age 65. Mr. Hallstein Moerk, following his arrangement from a previous employer, has a retirement benefit of 65% of his pensionable salary beginning at age 62. Early retirement is possible at age 55 with reductions in benefits. Nokia does not offer any similar benefit to any other members of the 2004 Group Executive Board.

Service contracts of the Chairman and CEO and of the President

We have a service contract with each of Mr. Jorma Ollila and Mr. Pekka Ala-Pietilä, each of an indefinite duration. The Board has also agreed with Mr. Jorma Ollila on the continuation of his services as CEO of Nokia through 2006.

Mr. Jorma Ollila's contract has provisions for severance payments for up to 24 months of compensation (both base compensation and bonus) in the event of his termination of employment for reasons other than cause, including a change of control. As previously mentioned, Mr. Jorma Ollila is further entitled to a full statutory pension from the date he turns 60 years of age, instead of the statutory age of 65.

Mr. Pekka Ala-Pietilä's contract has provisions for severance payments for up to 18 months of compensation (both base compensation and bonus) in the event of his termination of employment for reasons other than cause, including a change of control. As previously mentioned, Mr. Pekka Ala-Pietilä is entitled to a full statutory pension from the date he turns 60 years of age, instead of the statutory age of 65.

Share ownership

The following tables set forth the number of shares and ADSs beneficially held by members of the Board of Directors and the Group Executive Board as of December 31, 2004 (not including the new Group Executive Board members whose service began on or after January 1, 2005). Of the Group Executive Board members, Dr. Matti Alahuhta, Ms. Sari Baldauf and Dr. J.T. Bergqvist ceased employment with us and resigned as members of the Group Executive Board with effect from December 31, 2004 for Dr. Matti Alahuhta, and January 31, 2005 for Ms. Sari Baldauf and Dr. J.T. Bergqvist.

Board of Directors, December 31, 2004

	Shares(1)	ADSs
Jorma Ollila(2)	194,222	—
Paul J. Collins	—	114,210
Georg Ehrnrooth(3)	308,782	—
Bengt Holmström	10,910	—
Per Karlsson(3)	12,546	—
Marjorie Scardino	—	8,322
Vesa Vainio	21,570	—
Arne Wessberg	8,322	—
Total	556,352	122,532

(1)
The number of shares includes not only shares acquired as compensation for services as member of the Board of Directors, but also shares acquired by any other means.

(2)
For Mr. Jorma Ollila's holdings of stock options, see the table under "Stock Option Ownership" below.

(3)
Mr. Georg Ehrnrooth's and Mr. Per Karlsson's holdings include both shares held personally and shares held through a company.

Group Executive Board, December 31, 2004

	Shares	ADSs
Pekka Ala-Pietilä	49,600	—
Matti Alahuhta	144,200	—
Sari Baldauf	183,200	—
J.T. Bergqvist	60,000	—
Olli-Pekka Kallasvuo	54,000	—
Pertti Korhonen	15,300	—
Mary McDowell	—	—
Hallstein Moerk	14,100	—
Yrjö Neuvo	74,540	—
Richard Simonson	—	20,000
Veli Sundbäck	125,000	—
Anssi Vanjoki	106,000	—
Total	825,940	20,000

On December 31, 2004, the aggregate interest of the members of the Board of Directors and the Group Executive Board (not including the new Group Executive Board members whose service began on or after January 1, 2005) in our outstanding share capital was 1,524,824 shares and ADSs, representing less than 1% of the issued share capital and voting rights in Nokia Corporation.

Management stock option ownership

The following tables provide certain information relating to stock options held by members of the Group Executive Board as of December 31, 2004 (not including the new Group Executive Board members whose service began after January 1, 2005). These stock options were issued pursuant to our Nokia Stock Option Plans 1999, 2001 and 2003. For a description of our stock option plans, including information regarding the expiration date of the options under these plans, please see the table "Outstanding stock option plans, December 31, 2004" on page 70.

Stock option ownership of the Group Executive Board, December 31, 2004

Number of shares represented by exercisable options as of December 31, 2004(1)

	1999 A, B and C(2)	2001 A and B	2001 C 3Q/01	2001 C 4Q/01	2002 A and B	2003 2Q
Exercise price per share (EUR)	See note 2	EUR 36.75	EUR 20.61	EUR 26.67	EUR 17.89	EUR 14.95
Jorma Ollila	1,600,000	812,500	—	343,750	562,500	250,000
Pekka Ala-Pietilä	720,000	203,125	—	85,934	140,625	53,125
Matti Alahuhta	900,000	81,250	—	34,375	98,435	37,500
Sari Baldauf	560,000	81,250	—	34,375	98,435	37,500
J.T. Bergqvist	140,000	32,500	—	13,750	39,375	15,625
Olli-Pekka Kallasvuo	560,000	81,250	—	34,375	98,435	37,500
Pertti Korhonen	140,000	24,375	—	10,309	39,375	15,625
Mary McDowell	—	—	—	—	—	—
Hallstein Moerk	144,000	24,375	—	10,309	16,875	6,250
Yrjö Neuvo	400,000	56,875	—	24,059	39,375	12,500
Richard Simonson	—	—	27,000	—	8,435	3,593
Veli Sundbäck	400,000	32,500	—	13,750	22,500	15,625
Anssi Vanjoki	—	56,875	—	24,059	56,250	31,250

(1)
For information regarding the vesting of the stock option plans presented in this table, see the table "Outstanding stock option plans, December 31, 2004" on page 70.

(2)
All of the 1999 stock options expired as of December 31, 2004. The column depicts the total number of allocated stock options 1999 A, B and C, the exercise prices of which were EUR 16.89 (A), EUR 56.28 (B) and EUR 29.12 (C) per share, respectively.

Number of shares represented by unexercisable options as of December 31, 2004

	2001 B	2001 C 3Q/01	2001 C 4Q/01	2002 B	2003 2Q	2003 4Q	2004 2Q
Exercise price per share (EUR)	EUR 36.75	EUR 20.61	EUR 26.67	EUR 17.89	EUR 14.95	EUR 15.05	EUR 11.79
Jorma Ollila	187,500	—	156,250	437,500	550,000	—	400,000
Pekka Ala-Pietilä	46,875	—	39,066	109,375	116,875	—	80,000
Matti Alahuhta	18,750	—	15,625	76,565	82,500	—	60,000
Sari Baldauf	18,750	—	15,625	76,565	82,500	—	60,000
J.T. Bergqvist	7,500	—	6,250	30,625	34,375	—	30,000
Olli-Pekka Kallasvuo	18,750	—	15,625	76,565	82,500	—	60,000
Pertti Korhonen	5,625	—	4,691	30,625	34,375	—	50,000
Mary McDowell	0	—	—	—	—	70,000	50,000
Hallstein Moerk	5,625	—	4,691	13,125	13,750	—	30,000
Yrjö Neuvo	13,125	—	10,941	30,625	27,500	—	20,000
Richard Simonson	0	9,000	—	6,565	7,907	—	50,000
Veli Sundbäck	7,500	—	6,250	17,500	34,375	—	30,000
Anssi Vanjoki	13,125	—	10,941	43,750	68,750	—	60,000

On December 31, 2004, the aggregate holdings of exercisable stock options of members of the Group Executive Board (not including the new Group Executive Board members whose service began after January 1, 2005) called for approximately 3.9 million shares, representing less than 1% of the issued share capital and voting rights in Nokia Corporation.

					Total potential realizable value of "In the Money" shares represented by outstanding options as of December 31, 2004(2)
	Options sold or exercised in 2004		Number of shares represented by outstanding options as of December 31, 2004
	Number of Underlying Shares	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
		(EUR 1,000)
Jorma Ollila	1,020,000	5	1,968,750	1,731,250	—	—
Pekka Ala-Pietilä	—	—	482,809	392,191	—	—
Matti Alahuhta	—	—	251,560	253,440	—	—
Sari Baldauf	420,000	2	251,560	253,440	—	—
J. T. Bergqvist	100,000	164	101,250	108,750	—	—
Olli-Pekka Kallasvuo	—	—	251,560	253,440	—	—
Pertti Korhonen	16,000	28	89,684	125,316	—	—
Mary McDowell	—	—	—	120,000	—	—
Hallstein Moerk	—	—	57,809	67,191	—	—
Yrjö Neuvo	280,000	206	132,809	102,191	—	—
Richard Simonson	—	—	39,028	73,472	—	—
Veli Sundbäck	400,000	660	84,375	95,625	—	—
Anssi Vanjoki	680,000	503	168,434	196,566	—	—
Total	2,916,000	1,568	3,879,628	3,772,872	—	—

(1)
"Value realized" represents either (a) the total gross value received in respect of options sold over the Helsinki Exchanges or (b) the difference between the aggregate closing market price (on the Helsinki Exchanges on the exercise day) of the Nokia shares subscribed for, and the exercise price of the options exercised for share subscriptions.

(2)
The "total potential realizable value" of the stock options is based on the difference between the exercise price of the options (post split) and the closing market price of Nokia shares on the Helsinki Exchanges as of December 31, 2004 of EUR 11.62.

On December 31, 2004, the total outstanding exercisable stock options held by all participants in the Nokia stock option plans, including the Group Executive Board, called for 81.1 million shares, with no potential realizable value (as defined below) on December 31, 2004. On December 31, 2004, there were outstanding unexercisable stock options for a total of 59.3 million shares, with a potential realizable value of EUR 0.13 million. The potential realizable value for both the outstanding exercisable and unexercisable stock options is based on the difference between the exercise price of the stock options (post split) and the closing market price of Nokia shares on the Helsinki Exchanges as of December 31, 2004 of EUR 11.62.

Performance Share Unit and restricted share ownership

Performance Share Units

The following table provides certain information relating to Performance Share Units held by members of the Group Executive Board as of December 31, 2004 (not including the new Group Executive Board members whose service began after January 1, 2005). These Performance Share Units were issued under the 2004 Nokia Equity Program. For a description of our performance share plan, please see "Nokia's Equity Based Compensation Program 2004."

	Granted amounts of Performance Share Units(1)(3)	Maximum number of shares(2)(3)
Jorma Ollila	100,000	400,000
Pekka Ala-Pietilä	20,000	80,000
Matti Alahuhta	15,000	60,000
Sari Baldauf	15,000	60,000
J. T. Bergqvist	7,500	30,000
Olli-Pekka Kallasvuo	15,000	60,000
Pertti Korhonen	12,500	50,000
Mary McDowell	12,500	50,000
Hallstein Moerk	7,500	30,000
Yrjö Neuvo	5,000	20,000
Richard Simonson	12,500	50,000
Veli Sundbäck	7,500	30,000
Anssi Vanjoki	15,000	60,000
Total	245,000	980,000

(1)
The Grant Amount vests as Nokia shares, if threshold level performance is met for both the EPS growth and Average Annual Net Sales growth criteria. No Performance Share Units shall vest as Nokia shares, if the threshold level performance is not met for any of the EPS or Average Annual Net Sales criterion.

(2)
The maximum number of Performance Share Units shall vest as Nokia shares provided that the maximun performance level is achieved for both of the EPS and Average Annual Net Sales growth criteria.

(3)
The closing market price of the Nokia share on the Helsinki Exchanges as of December 31, 2004 was EUR 11.62.

Restricted shares

The following table provides certain information relating to restricted shares held by members of the Group Executive Board as of December 31, 2004 (not including the new Group Executive Board member whose service began after January 1, 2005). For a description of our restricted share plans, please see "Nokia's Equity Based Compensation Program 2004."

	Number of restricted shares 2003(1)(3)	Number of restricted shares 2004(2)(3)
Jorma Ollila	—	100,000
Pekka Ala-Pietilä	—	35,000
Matti Alahuhta	—	35,000
Sari Baldauf	—	35,000
J. T. Bergqvist	—	10,000
Olli-Pekka Kallasvuo	—	35,000
Pertti Korhonen	35,000	25,000
Mary McDowell	—	20,000
Hallstein Moerk	26,000	20,000
Richard Simonson	33,250	25,000
Veli Sundbäck	—	20,000
Anssi Vanjoki	—	35,000
Total	94,250	395,000

(1)
Restriction period end date (Vesting Date) October 1, 2006.

(2)
Restriction period end date (Vesting Date) April 1, 2007.

(3)
The closing market price of the Nokia share on the Helsinki Exchanges as of December 31, 2004 was EUR 11.62.

Insiders' trading in Securities

The Board of Directors has established a policy in respect of insiders' trading in Nokia securities. Under the policy, the holdings of Nokia securities by the primary insiders (as defined) are public information, which is available in the Finnish Central Securities Depositary and on the company's website. As well, both primary insiders and secondary insiders (as defined) are subject to a number of trading restrictions and rules, including among other things, prohibitions on trading in Nokia securities during the three-week "closed-window" period immediately preceding the disclosure of our quarterly results and the four-week "closed-window" period immediately preceding the disclosure of our annual results. We update our insider trading policy from time to time and monitor our insiders' compliance with the policy on a regular basis. Nokia's Insider Policy is in line with the Helsinki Exchanges Guidelines for Insiders.

Stock Ownership Guidelines for Executive Management

The goal of our long-term, equity-based incentive awards is to recognize progress towards the achievement of our strategic objectives, and to focus executives on building value for shareholders. In addition to stock option grants, we encourage stock ownership by our top executives. In January 2001, we introduced a stock ownership commitment guideline with minimum recommendations tied to annual fixed salaries. For the members of the Group Executive Board, the recommended minimum investment in our shares corresponds to two times the member's annual base salary, to be fulfilled by January 2006. In the case of the new Group Executive Board members whose service began after the original 2001 guidelines were established, this requirement is replaced by the requirement to retain after-tax equity gains in shares until the same minimum investment level applicable to the other Group Executive Board members is met.

Nokia Stock Option Plans

For a summary of the existing Nokia stock option plans please see the table "Outstanding stock option plans, December 31, 2004" on page 70. The plans have been approved by the Annual General Meetings in the year of the launch of the plan.

Nokia's Equity Based Compensation Program 2004

In 2004, we introduced performance shares as the main element to our broad-based equity compensation program, as approved by the Board of Directors, to further emphasize the performance element in employees' long-term incentives. As part of this change, the number of stock options granted were significantly reduced compared to 2003.

The target group for the new share-based incentive program 2004 continued to be broad and included a wide number of employees on many levels of the organization. However, the number of actual participants is less than in 2003. The program increased the focus on rewarding achievement and on retaining high potential and critical employees. The rationale for using both performance shares and stock options was to build a more optimal and well-balanced combination of share-based compensation elements for our reward model. The 2004 program aligns the potential value received by participants directly with the performance of the company.

Performance Share Units

A total number of 3.9 million Performance Share Units were granted to a wide number of selected employees on many levels of the organization. This number includes 0.25 million units granted to the Group Executive Board. Performance Share Units represent a commitment by the company to deliver Nokia shares to employees at a future point in time subject to the company's fulfilment of pre-defined performance criteria. No Performance Share Units will vest unless the company performance reaches at least one of the threshold levels measured by two independent, pre-defined performance criteria: the company's Average Annual Net Sales Growth and Earnings Per Share ("EPS") Growth (basic) for 2004 to 2007. If required performance levels are achieved, the first payout will take place in 2006. The second and final payout, if any, will be in 2008.

Under the Program, both the EPS and Average Annual Net Sales Growth criteria have an equal weight of 50%. The initial performance threshold for the Average Annual Net Sales Growth criteria is 4% resulting in the vesting of up to 1.95 million performance shares. Similarly, the threshold for the annual EPS Growth criteria is EUR 0.84 in 2007 resulting in the vesting of up to 1.95 million performance shares. The maximum performance for Average Annual Net Sales Growth criteria is 16% resulting in the vesting of up to 7.8 million performance shares. Similarly, the maximum performance threshold for the annual EPS Growth criteria is EUR 1.18 in 2007 resulting in the vesting of up to 7.8 million performance shares.

Under the 2004 Program, the maximum performance level for both criteria will result in the vesting of the maximum of 15.6 million performance shares. For performance between the threshold and maximum performance levels the payout follows a linear scale. Performance exceeding the maximum performance does not increase the number of performance shares vesting.

The company will determine the method by which the shares are obtained for delivery after vesting in 2006 and/or in 2008, if applicable, which may also include cash settlement. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with these Performance Share Units.

Stock options

A total number of 6.8 million stock options were issued to selected employees in the organization under the 2004 program, which was significantly fewer than in 2003. This number includes 1 million stock options granted to the Group Executive Board.

For a summary of the existing Nokia stock option plans, in some of which the Group Executive Board members participate, please see the table "Outstanding stock option plans, December 31, 2004" on page 70. The plans in the table mentioned above have been approved by the Annual General Meetings in the year of the launch of the plan.

Restricted shares

We granted a total of 1.9 million restricted shares to recruit, retain, reward and motivate selected high potential employees, who are critical to the future success of Nokia. The restricted shares granted during 2004 will vest in October 2007, after which time the shares will be transferred and delivered to the recipients. Until the shares are transferred and delivered, the recipients will not have any shareholder rights, such as voting or dividend rights associated with respect to the restricted shares.

Nokia's Equity Based Compensation Program 2005

The Board of Directors announced its proposed design for the 2005 Equity Program on January 27, 2005. The Equity Program 2005 follows the design of the 2004 Equity Program. The primary equity elements in 2005 will be performance shares for the wide number of employees, stock options to a more limited population, and a continued, very limited usage of restricted shares for high potential and critical employees. The key elements of the proposed Equity Program 2005 are:

  •
  The performance criteria for the 2005 Performance Share Plan, running for a performance period of 4 years, are:

  1)
  Average Annual Net Sales Growth: 3% (threshold) and 12% (maximum), and

  2)
  Annual EPS Growth: EUR 0.82 (threshold) and EUR 1.33 in 2008 (maximum).

    EPS growth is calculated based on the compounded annual growth rate over the full performance period (2005-2008) compared to 2004 EPS of 0.70.

    The maximum performance level for both criteria will result in the vesting of the maximum of 18.8 million Nokia shares. If the threshold levels of performance are not achieved, none of the Performance Share Units will vest. For performance between the threshold and maximum performance levels the payout follows a linear scale.

  •
  We intend to grant Performance Share Units in 2005 resulting in a maximum payout of 18.8 million Nokia shares, in the event that the maximum performance levels be met. It is our intent to grant Performance Share Units to a similar target group and amounting to a similar number also in 2006. We have also reserved a pool of units, to be used for grants within the anticipated annual grant cycle in 2006 as well as for recruiting and special retention needs for 2005 and 2006 combined. This amount may result in a maximum payout of 31.2 million Nokia shares.

  •
  We intend to grant 8.5 million stock options in 2005, each entitling to a subscription of one Nokia share. Our intent is to grant a similar amount also in 2006. We have reserved an additional pool of stock options to be used for grants within the anticipated annual grant cycle in 2006 as well as for recruiting and special retention needs, for 2005 and 2006 combined. The Equity Program 2005 includes a proposal by the Board of Directors to Nokia's Annual General Meeting 2005 for the approval of a new two-year stock option plan amounting to a maximum of 25 million stock options, permitting these plans.

  •
  The maximum number of restricted shares that we intend to grant during 2005 is 3.5 million. Our intent is to grant a similar amount in 2006. We have also reserved a pool of restricted shares to be used for special needs in 2005 and 2006. This amount may result in a maximum payout of 9 million Nokia shares.

Auditor fees and services

PricewaterhouseCoopers Oy has served as Nokia's independent public auditor for each of the fiscal years in the three-year period ended December 31, 2004. The auditor is elected annually by the Annual General Meeting. The Audit Committee will propose to the Annual General Meeting convening on April 7, 2005 that PricewaterhouseCoopers Oy be elected as the auditor for 2005.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers to Nokia in 2004 and 2003.

	2004	2003
	EURm	EURm
Audit Fees(1)	4.2	4.8
Audit-related Fees(2)	1.0	0.9
Tax Fees(3)	5.0	6.0
All Other Fees(4)	0.3	0.7
Total	10.5	12.2

(1)
Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements and the statutory financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. The fees for 2004 include EUR 0.8 million of accrued audit fees for the 2004 year-end audit that were not billed until 2005; the fees for 2003 include EUR 0.2 million of accrued audit fees for the 2003 year-end audit that were not billed until 2004. The audit fees for 2003 have been increased by EUR 0.2 million to include fees paid to PricewaterhouseCoopers by our subsidiary, Nextrom, these fees were omitted from our prior year's disclosure.

(2)
Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; advice and assistance in connection with local statutory accounting requirements; due diligence related to acquisitions; and employee benefit plan audits and reviews; and miscellaneous reports in connection with grant applications.

(3)
Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

(4)
All Other Fees include fees billed for forensic accounting and occasional training services and, in 2004 only, for advisory services in connection with the outsourcing of an operational process. Forensic accounting in 2004 mainly related to internal investigations; in 2003 it related entirely to Telsim litigation.

Audit Committee pre-approval policies and procedures

The Audit Committee of Nokia's Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Finnish law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the "Policy").

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services ("general pre-approval"); or (ii) require the specific pre-approval of the Audit Committee ("specific pre-approval"). The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee, which services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services, including all internal control related services, must receive a specific pre-approval from the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the Chief Financial Officer. At each regular meeting of the Audit Committee, the external auditor provides a report in order for the Audit Committee to review the services that the external auditor is providing, as well as the status and cost of those services.

Investor information

Information on the Internet
www.nokia.com/investor

Available on the Internet: financial reports, Nokia management's presentations, conference call and other investor related material, press releases as well as environmental and social information.

Investor relations contacts
investor.relations@nokia.com

Nokia Investor Relations	Nokia Investor Relations
709 Westchester Ave.	P.O. Box 226
White Plains, NY10604	FIN-00045 NOKIA GROUP
USA	Finland
Tel. +1 914 368 0555	Tel. +358 7180 34927
Fax +1 914 368 0600	Fax +358 7180 38787

Annual General Meeting

Date: Thursday April 7, 2005 at 3.00 pm
Address: Hartwall Areena, Veturitie 13, Helsinki, Finland

Dividend

Dividend proposed by the Board of Directors for 2004 is EUR 0.33.
The dividend record date is proposed to be April 12, 2005 and pay date April 22, 2005

Financial reporting

Nokia's quarterly reports in 2004 are planned for April 21, July 21, and October 20. The 2005 results will be published in January 2006 and the financial statements in March 2006.

Stock exchanges

The shares of Nokia Corporation are quoted on the following stock exchanges:

	Symbol	Trading currency
HEX, Helsinki (quoted since 1915)	NOK1V	EUR
Stockholmsbörsen (1983)	NOKI	SEK
Frankfurter Wertpapierbörse (1988)	NOA3	EUR
New York Stock Exchange (1994)	NOK	USD
List of indices
NOK1V	NOKI	NOK
HEX HEX General Index
 HEXTELE HEX Telecommunications
 HEX 25 HEX 25 Index
 BE500 Bloomberg Europe
 BETECH BBG Europe Technology
 SX5E DJ Euro STOCXX 50
 SX5P DJ Europe STOXX
 SX        Various other DJ Indices
E300 FTSE Eurotop 300	OMX Stockholm GENX Swedish General GENX04 Swedish Engineer GENX16 Swedish SX 16 Index	NYA NYSE Composite NNA NYSE Utilities NN NYSE Utilities CTN CSFB Technology MLO Merrill Lynch Tech 10

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution launches and deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; E) the outcome of pending and threatened litigation; and F) statements preceded by "believe," "expect," "anticipate," "foresee","target" or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company's Form 20-F for the year ended December 31, 2003 under "Item 3.D Risk Factors."

Contact information

Nokia Head Office
Keilalahdentie 2-4
FIN-02150 Espoo
P.O. Box 226
FIN-00045 Nokia Group
Finland
Tel. +358 (0) 7180 08000
Fax +358 (0) 7180 38226

Nokia Americas
6000 Connection Drive
Irving, Texas
75039
USA
Tel. +1 972 894 5000
Fax +1 972 894 5106

DELIVERY OF
SHAREHOLDER DOCUMENTS
VIA THE INTERNET

We are pleased to announce that for all future mailings of Nokia Corporation shareholder documents to ADR holders (such as disclosure documents, proxy material, etc.) you may receive these documents over the Internet.

As a registered ADR holder, i.e. if you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website www.econsent.com/nok and completing the on-line consent form.

Also, please note that:

  •
  Your consent is entirely revocable by visiting www.econsent.com/nok and completing an electronic form to remove your name from the list of electronic distribution.

  •
  You can always vote on the Internet, whether or not you elect to receive your shareholder documents electronically.

  •
  If you consent to receive your shareholder documents electronically as described above, instructions for accessing those documents will be sent to you on Nokia Corporation's mail date. Please note that this means that you will receive documents in advance of those ADR holders receiving printed documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOKIA CORPORATION
By:	/s/ URSULA RANIN
Name:	Ursula Ranin
Title:	Vice President, General Counsel
Date: February 28, 2005